06021501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

KOKUSAI SEKIYU KAIHATSU KABUSHIKI KAISHA
TEIKOKU SEKIYU KABUSHIKI KAISHA

(Names of Subject Companies)

INPEX CORPORATION
TEIKOKU OIL CO., LTD.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

INPEX CORPORATION
TEIKOKU OIL CO., LTD.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

INPEX CORPORATION, Attn.: Seiya Ito, Director and General Manager,
4-1-18, Ebisu, Shibuya-ku, Tokyo 150-0013, Japan
(phone number: 81-3-5448-1201)

TEIKOKU OIL CO., LTD., Attn.: Shuhei Miyamoto, Board Councilor and General Manager,
1-31-10, Hatagaya, Shibuya-ku, Tokyo 151-8565, Japan
(phone number: 81-3-3466-1237)
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Page 1 of 110

Exhibit Index on page 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description	
1	English translation of a press release, dated November 5, 2005, announcing the establishment of a holding company.[1]	Page 5
2	English translation of the Notice, dated January 5, 2006, of the Extraordinary Meeting of Shareholders of INPEX CORPORATION.	Page 6
3	English translation of the Notice, dated January 5, 2006, of the Extraordinary Meeting of Shareholders of TEIKOKU OIL CO., LTD.	Page 51
4	English translation of a reference material regarding the proposed business integration between INPEX CORPORATION and TEIKOKU OIL CO., LTD., sent by TEIKOKU OIL CO., LTD. to its shareholders.	Page 98

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents set forth under Item 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

INPEX CORPORATION and TEIKOKU OIL CO., LTD. have previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on November 7, 2005.

---

1 Previously furnished to the Commission as part of Form CB on November 7, 2005.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INPEX CORPORATION

By: ______________________
Name: Naoki Kuroda
Title: President

Date: January 6, 2006

PART V — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEIKOKU OIL CO., LTD.

By: /s/ [signature]
Name: Masatoshi Sugioka
Title: President

Date: January 6, 2006

EXHIBIT 1

EXHIBIT 2

Note: This represents a translation, for reference and convenience only, of the original notice issued in Japanese. In the event of any discrepancies between the Japanese and English versions, the former shall prevail.

(Code NO. 1604)
January 5, 2006

To our shareholders:

INPEX CORPORATION
4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan

Notice for the extraordinary shareholders' meeting

You are cordially invited to attend the extraordinary shareholders' meeting of INPEX CORPORATION.

In case that you are unable to attend the meeting in person, the company requests that you examine the reference document attached hereto entitled "Reference Document for the Exercise of Voting Right", indicate your approval or disapproval of the proposal on the enclosed directive form and return it with your seal in order to exercise your voting right.

Very truly yours,
Naoki Kuroda,
President

Description

1. Time and Date Tuesday, January 31, 2006 at 10:00 A.M.
2. Location Hotel Okura main building 1F "Heian"
   2-10-4 Toranomon, Minato-ku, Tokyo, Japan
   (This extraordinary shareholders' meeting will be held at a different site from the general shareholders' meeting. Please refer to the attached map for the directions to the site)
3. Matters Consulting the Purpose of the meeting:
   Matters to be Resolved:

   Agenda Establishment of the Parent Company through a Stock Transfer
   Please refer to the following page 2 to 44 "Reference Document for the Exercise of Voting Right"

- END -

Note: If you are attending the meeting in person, please submit the enclosed voting directive form at the reception desk of the meeting

Reference Document for the Exercise of Voting Right

1. Number of Voting Right Held by All shareholders: 1,919,818

2. Proposed Agenda Items and References

Agenda: Establishment of the Parent Company through a Stock Transfer

1. Reasons for the stock transfer

While the demand of oil and natural gas is growing rapidly due to economic growth led by the United States and China, historical restraint of development investment under the low oil price environment and the unstable situation in the Middle East have resulted in a continuous rise in oil and gas prices.

Competition for acquiring resources has become more intense than ever, as countries such as China and India are striving to secure upstream assets in the Middle East, Africa, Latin America and the Caspian Sea area, and major oil development companies are strengthening competitiveness through mergers and acquisitions. As INPEX and Teikoku Oil Co., Ltd. target enhanced corporate value through acquisitions of overseas upstream assets, the immediate establishment of an operational foundation with competitiveness is crucial in order to ensure sustainable growth in such a competitive environment.

Based on this recognition, INPEX and Teikoku Oil Co., Ltd. have decided to establish a joint-holding company and integrate the two companies in order to establish a firm position in the global market, by establishing a diversified asset portfolio, reinforcing a solid financial base, concentrating technological capabilities for resource development, and acquiring interests in promising projects.

This proposal is submitted to ask for an approval to establish "INPEX Holdings Inc." as the parent company of INPEX and Teikoku Oil Co., Ltd. and to become a wholly owned subsidiary of the parent company through the stock transfer pursuant to Article 364 of the Commercial Code of Japan for the purpose mentioned above.

In addition, after establishment of "INPEX Holdings Inc.", we plan to become an operational holding company through merger of "INPEX Holding Inc.", INPEX, and Teikoku Oil Co., Ltd. at the timing of June, 2008, in order to further secure an efficient and proactive management structure.

2. Contents of the stock transfer

(1) Articles of Incorporation of the parent company to be established

Contents of Articles of Incorporation of "INPEX Holdings Inc." shall be described later in "Articles of Incorporation of INPEX Holdings Inc." (from page 18 to 27).

(2) Type and number of shares to be issued by the parent company to be established through a stock transfer

"INPEX Holdings Inc." will issue the following types and number of shares in the course of the stock transfer:

Common stock	2,360,659.95 shares
Special class share	1 share

However, if INPEX and Teikoku Oil Co., Ltd. retire their own shares prior to the date of stock transfer, the number of common shares to be issued will be reduced by the number of the shares to be allotted in exchange for the shares retired by INPEX and Teikoku Oil Co., Ltd. In addition, the joint-holding company will employ the odd lot share method.

(3) Share allocation to shareholders of INPEX and Teikoku Oil Co., Ltd.

Based on the following ratio, shares of "INPEX Holdings Inc." shall be allocated to shareholders (hereinafter, including beneficial shareholders) listed or recorded in the final shareholders' register (hereinafter, including the register of beneficial shareholders) of INPEX and Teikoku Oil Co., Ltd. on the day before the date of stock transfer.

1. 1 share of "INPEX Holdings Inc."'s common shares will be allotted in exchange for 1 share of INPEX's common share
2. 1 share of "INPEX Holdings Inc."'s special class share will be allocated for 1 share of INPEX's special class share
3. 0.00144 share of "INPEX Holdings Inc."'s common share will be allotted in exchange for 1 share of Teikoku Oil Co., Ltd.'s common share

INPEX employs the odd lot share method, and Teikoku Oil Co., Ltd. employs the stock unit method at 1,000 shares per unit.

(4) Retirement of the treasury stocks

INPEX and Teikoku Oil Co., Ltd. will retire all of their then existing treasury stock at an appropriate day pursuant to the Commercial Code of Japan prior to the date of stock transfer.

(5) Capital and capital reserve of the parent company to be established

Capital and capital reserve of "INPEX Holdings Inc." are as follows

1. Capital	30.0 billion yen
2. Additional paid-in capital	The amount, deducted capital amount mentioned above and stock transfer payments paid to shareholders defined in (6), from the sum of existing capital of INPEX and Teikoku Oil Co., Ltd. at the day of stock transfer

(6) Stock transfer payments

"INPEX Holdings Inc." will pay a stock transfer payment of ￥3 for each common share in Teikoku Oil Co., Ltd. to shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku Oil Co., Ltd. on the day before the stock transfer date will receive a stock transfer payment of ￥3 for each common share in Teikoku Oil Co., Ltd. within three months of the stock transfer date, in place of a dividend.

However, the amounts of stock transfer payments may be changed upon consultation between INPEX and Teikoku Oil Co., Ltd. in light of the circumstances, including the condition of assets and liabilities of Teikoku Oil Co., Ltd. changes in general economic conditions and others.

(7) Timing of the stock transfer (Date of the stock transfer)

The date of the stock transfer shall be on April 3, 2006, and registration of incorporation of "INPEX Holdings Inc." shall be applied for on the same day. However, the date may be changed upon consultation between INPEX and Teikoku Oil Co., Ltd. if necessary due to procedure for the stock transfer, etc.

(8) Dividend limits until the stock transfer date (including the case that dividends are paid after the date of stock transfer, although the dividend record date is before the date of stock transfer)

1. INPEX will be able to pay dividends on profits up to ￥5,500 per common share and per special class share, or to a total of ￥10,559,081,000, to shareholders and registered pledges listed or recorded in the final shareholders' register of INPEX on March 31, 2006.
2. Teikoku Oil Co., Ltd. will be able to pay dividends on profits up to ￥4.50 per common share or to a total of ￥1,372,504,000 to shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku Oil Co., Ltd. on December 31, 2005.

(9) Board of Directors of the parent company to be established

Board of Directors of "INPEX Holdings Inc." are as follows:

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Kunihiko Matsuo August 9, 1935	April 1958	Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry)	INPEX 12 shares Teikoku Oil Co., Ltd. 0 shares
	June 1988	Director-General of Small and Medium Enterprise Agency	
	July 1989	Vice President of Japan National Oil Corporation	
	July 1992	Advisor to INPEX	
	June 1993	Executive Senior Vice President of INPEX	
	June 1996	President of INPEX	
	June 2005	Chairman of INPEX (current)	
	[Representatives of other companies assumed] As described in Page 9		
Akira Isono September 27, 1934	April 1958	Joined Teikoku Oil	INPEX 0 shares Teikoku Oil Co., Ltd. 69,000 shares
	April 1984	General Manager of Accounting & Finance Department of Teikoku Oil	
	March 1985	Senior General Manager of Teikoku Oil	
	March 1987	Director of Teikoku Oil	
	March 1989	Managing Director of Teikoku Oil	
	March 1994	Senior Managing Director of Teikoku Oil	
	March 1995	Representative Director & Executive Vice President of Teikoku Oil	
	March 1999	Representative Director & President of Teikoku Oil	
	March 2005	Representative Director and Chairman of Teikoku Oil (current)	
	[Representatives of other companies assumed] As described in Page 9		
Masatoshi Sugioka January 1, 1945	April 1968	Joined Teikoku Oil	INPEX 0 shares Teikoku Oil Co., Ltd. 29,000 shares
	April 1994	General Manager of Engineering Department of Teikoku Oil	
	March 1995	Senior General Manager of Teikoku Oil	
	March 1996	Director of Teikoku Oil	
	March 1999	Managing Director of Teikoku Oil	
	March 2002	Senior Managing Director of Teikoku Oil	
	March 2005	Representative Director & President of Teikoku Oil (current)	
	[Representatives of other companies assumed] As described in Page 9		

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company	Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Naoki Kuroda December 18, 1940	April 1963 Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) June 1992 Director-General of the Agency of Natural Resources and Energy August 1993 Advisor to the Bank of Tokyo / Advisor to the Sumitomo Marine Insurance (current Bank of Tokyo-Mitsubishi / Mitsui Sumitomo Insurance August 1995 Advisor to Sumitomo Corporation June 1996 Managing Executive Director of Sumitomo Corporation June 1999 Part-time Director of INPEX April 2001 Executive Vice President of Sumitomo Corporation August 2004 Senior advisor to Sumitomo Corporation September 2004 Executive Senior Vice President of INPEX June 2005 President of INPEX (current) [Representatives of other companies assumed] As described in Page 9	INPEX 10 shares Teikoku Oil Co., Ltd. 0 shares
Hisatake Matsuno August 25, 1944	April 1967 Joined Teikoku Oil March 1993 General Manager of Corporate Management Department & LNG Project Department of Teikoku Oil March 1993 Senior General Manager of Teikoku Oil March 1996 Director of Teikoku Oil March 1999 Managing Director of Teikoku Oil March 2002 Representative Director & Executive Vice President of Teikoku Oil (current) March 2005 President of Marketing Division of Teikoku Oil (current) [Representatives of other companies assumed] As described in Page 9	INPEX 0 shares Teikoku Oil Co., Ltd. 47,000 shares
Katsujiro Kida October 6, 1944	April 1968 Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) June 1994 Deputy Director-General's Secretariat of National Land Agency (current Ministry of Land, Infrastructure and Transport) July 1995 Executive Director of Japan Key Technology Center (current New Energy and Industrial Technology Development Organization) June 1998 Director of INPEX June 2000 Managing Director of INPEX June 2003 Executive Managing Director of INPEX June 2005 Executive Senior Vice President of INPEX September 2005 Executive Senior Vice President, and COO of Corporate Strategy & Administration Division and Oil & Gas Business Division of INPEX (current) [Representatives of other companies assumed] As described in Page 9	INPEX 8 shares Teikoku Oil Co., Ltd. 0 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Mutsuhisa Fujii June 22, 1942	April 1966	Joined The Industrial Bank of Japan, Limited (current Mizuho Corporate Bank, Ltd.)	INPEX 8 shares Teikoku Oil Co., Ltd. 0 shares
	June 1995	Director of The Industrial Bank of Japan, Limited	
	July 1996	Executive Managing Director of Pension Welfare Service Public Corporation	
	April 2001	Executive Managing Director of Government Pension Investment Fund	
	June 2002	Managing Director of INPEX	
	June 2003	Executive Senior Managing Director of INPEX	
	June 2005	Executive Senior Vice President of INPEX	
	September 2005	Executive Senior Vice President & COO of Accounting, Finance & Logistics Division of INPEX (current)	
	[Representatives of other companies assumed] As described in Page 9		
Takeshi Maki August 15, 1942	April 1967	Joined Teikoku Oil	INPEX 0 shares Teikoku Oil Co., Ltd. 57,000 shares
	March 1993	General Manager of Production Department of Teikoku Oil	
	March 1993	Senior General Manager of Teikoku Oil	
	March 1995	General Manager of Niigata District Office of Teikoku Oil	
	March 1995	Director of Teikoku Oil	
	March 1999	Managing Director of Teikoku Oil	
	March 2002	Senior Managing Director of Teikoku Oil	
	March 2005	Representative Director & Executive Vice President of Teikoku Oil (current)	
	[Representatives of other companies assumed] As described in Page 9		
Seiji Yui March 17, 1949	April 1975	Joined INPEX	INPEX 5 shares Teikoku Oil Co., Ltd. 0 shares
	June 2000	Director, General Manager of Jakarta Office	
	March 2003	Director, Manager of Exploration Department 1 and Exploration Department 2	
	June 2003	Managing Director of INPEX (current)	
	April 2004	Managing Director of Japan Oil Development Co., Ltd. (current)	
Masaharu Sano April 17, 1951	April 1974	Joined Teikoku Oil	INPEX 0 shares Teikoku Oil Co., Ltd. 15,000 shares
	March 1999	General Manager of Technical Department of Teikoku Oil	
	April 2000	General Manager of Technical Planning Department of Teikoku Oil	
	March 2001	Senior General Manager of Teikoku Oil	
	March 2001	General Manager of New Ventures Department, International Projects Division of Teikoku Oil	
	March 2002	Director of Teikoku Oil	
	March 2005	Managing Director of Teikoku Oil (current)	
	March 2005	President of International Projects Division / Domestic Offshore Division of Teikoku Oil (current)	
	[Representatives of other companies assumed] As described in Page 9		

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Akinori Sakamoto February 3, 1951	April 1974 March 1999 April 2000 March 2001 March 2002 November 2002 March 2005	Joined Teikoku Oil General Manager of Construction & Maintenance Department of Teikoku Oil General Manager of Construction & Maintenance Department, Domestic Operating Division of Teikoku Oil Senior General Manager of Teikoku Oil Director of Teikoku Oil (current) Vice President of Pipeline Construction Division of Teikoku Oil (current) Vice President of Domestic Operating Division of Teikoku Oil (current) & General Manager of Niigata District Office of Teikoku Oil (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 16,000 shares
	[Representatives of other companies assumed] As described in Page 9		
Seiya Ito September 14, 1954	April 1977 June 1999 October 2000 April 2002 June 2003 November 2004 September 2005	Joined INPEX General Manager of Secretary Department General Manager and Project Coordinator of Gas Business Department 2 (Management of Planning & New Ventures Department) General Manager of Corporate Planning & Management Department Director, General Manager of Corporate Planning & Management Department Director, General Manager of Corporate Planning & Management Department & General Manager of Public Affairs Department Director, Assistant COO of Corporate Strategy & Administration Division & General Manager of Corporate Strategy & Planning Unit / General Manager of Public Affairs Unit (current)	INPEX 3 shares Teikoku Oil Co., Ltd. 0 shares
Kazuo Wakasugi March 22, 1931	April 1953 June 1984 September1986 June 1993 May 1995 June 1995 June 1996 June 2001	Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) Vice-Minister for Ministry of International Trade and Industry Advisor to Long-Term Credit Bank of Japan, Ltd. Representative Director & Executive Senior Vice President of Mitsubishi Electric Corporation Advisor to Japan Petroleum Exploration Co., Ltd. ("JAPEX") President & Chief Executive officer of JAPEX Part-time Director of INPEX (current) Chairman of JAPEX (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
	[Representatives of other companies assumed] As described in Page 10		

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Hisanori Yoshimura August 4, 1945	April 1968 June 2001 April 2003 April 2005 June 2005 June 2005	Joined Mitsubishi Corporation Senior Vice President & Division COO of Natural Gas Business Division Executive Vice President & COO of Energy Business Group Executive Vice President & CEO of Energy Business Group Part-time Director of INPEX (current) Representative Director, Executive Vice President & CEO of Energy Business Group	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
	[Representatives of other companies assumed] As described in Page 10		
Junji Sato October 19, 1939	April 1962 June 1995 June 2000 April 2003 June 2003 June 2003 June 2005	Joined Mitsui Corporation Director of Mitsui Corporation Representative Director & Managing Director of Mitsui Corporation Advisor to Mitsui Oil Exploration Co., Ltd. Representative Director & President of Mitsui Oil Exploration Co., Ltd. Part-time Director of INPEX (current) Director & Chairman of Mitsui Oil Exploration Co., Ltd. (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
Shigeo Hirai May 30, 1948	April 1971 June 2000 June 2002 June 2005	Joined Nippon Oil Corporation General Manager of the Corporate Planning & Management Department of Nippon Oil Corporation Director of Nippon Oil Corporation Managing Director (Executive Officer and Executive Director of the Corporate Management Division I) of Nippon Oil Corporation (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares

Note:

1. Prospective directors, Kazuo Wakasugi, Hisanori Yoshimura, Junji Sato and Shigeo Hirai are prospective outside directors as stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.
2. Prospective director, Kazuo Wakasugi assumes position as Representative Director & Chairman of Japan Petroleum Exploration Co., Ltd. Part of Japan Petroleum Exploration Co., Ltd.'s operation belongs to the same category of part of operation of INPEX and Teikoku Oil Co., Ltd. Teikoku Oil Co., Ltd. has an operational relationship with Japan Petroleum Exploration Co., Ltd. It is possible that "INPEX Holdings Inc." will have a similar operational relationship with Japan Petroleum Exploration Co., Ltd.
3. Prospective directors, Hisanori Yoshimura assumes position as Representative Director, Executive Vice President & CEO of Energy Business Group of Mitsubishi Corporation. Part of Mitsubishi Corporation's operation belongs to the same category of part of operation of INPEX and Teikoku Oil Co., Ltd. It is possible that "INPEX Holdings Inc." will have a similar operational relationship with Mitsubishi Corporation.
4. Prospective directors, Kunihiko Matsuo, Naoki Kuroda, Katsujiro Kida, and Mutsuhisa Fujii assume position as Representative Director of INPEX Southwest Caspian Sea, Ltd. INPEX has a non-operational business relationship with INPEX Southwest Caspian Sea, Ltd. (receiving guarantee fee in relation to the debt guarantee). In addition, INPEX Southwest Caspian Sea, Ltd. is a subsidiary of INPEX.
5. Prospective director, Kunihiko Matsuo, Naoki Kuroda, Katsujiro Kida, and Mutsuhisa Fujii assume position as Representative Director of INPEX North Caspian Sea, Ltd. INPEX has a non-operational business relationship with INPEX North Caspian Sea, Ltd. (receiving guarantee fee in relation to the debt guarantee). INPEX North Caspian Sea, Ltd. is a subsidiary of INPEX.
6. Other prospective directors do not have any special interest with INPEX or Teikoku Oil Co., Ltd., and is not expected to have any special interest with "INPEX Holdings Inc."

[Representative position(s) currently held outside the company]

Representatives of other companies assumed by the prospective directors are as follows(including INPEX and Teikoku Oil Co., Ltd.).

Kunihiko Matsuo

INPEX CORPORATION Chairman

INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Alpha, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX ABK, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Representative Director of the 22 companies mentioned above.

Akira Isono

Teikoku Oil Co., Ltd. Chairman

Teikoku Oil (Algeria) Co., Ltd., Keiyo Pipeline Co., Ltd.
President of the both companies mentioned above.

Masatoshi Sugioka

Teikoku Oil (D.R. Congo) Co., Ltd. Chairman

Teikoku Oil Co., Ltd., Teikoku Oil (Venezuela) Co., Ltd., Teikoku Oil Algeria(El Ouar) Co., Ltd., Teikoku Oil Suez SEJ Co., Ltd., Teikoku Oil (Con Son) Co., Ltd., Teikoku Oil Suez SOB Co., Ltd., Teikoku Oil Nile NQR Co., Ltd.
President of the 7 companies mentioned above.

Naoki Kuroda

INPEX CORPORATION, INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
President of the 15 companies mentioned above.

INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd.
Representative Director of the 8 companies mentioned above.

Hisatake Matsuno

Teikoku Oil Co., Ltd. Executive Vice President

Katsujiro Kida

INPEX Natuna, Ltd., INPEX Trading, Ltd., INPEX Alpha, Ltd., INPEX North Natuna, Ltd.,
President of the 4 companies mentioned above.

INPEX CORPORATION, INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX ABK, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Executive Senior Vice President of the 20 companies mentioned above.

Mutsuhisa Fujii

INPEX ABK, Ltd. President

INPEX CORPORATION, INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Alpha, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Executive Senior Vice President of the 22 companies mentioned above.

Takeshi Maki

Offshore Iwaki Petroleum Co., Ltd. President

Teikoku Oil Co., Ltd. Executive Vice President

Masaharu Sano

Teikoku Oil International Co., Ltd. President

Akinori Sakamoto

Teiseki Pipeline Co., Ltd. President

Other companies which the prospective directors, Kunihiko Matsuo, Akira Isono, Masatoshi Sugioka, Naoki Kuroda, Hisatake Matsuno, Katsujiro Kida, Mutsuhisa Fujii, Takeshi Maki, Masaharu Sano, and Akinori Sakamoto assume position as Representatives, are INPEX and Teikoku Oil Co., Ltd.'s subsidiaries or affiliates, which were established as legal entities to acquire interests and promote projects of oil and gas fields, except for INPEX and Teikoku Oil Co., Ltd.

Kazuo Wakasugi

Japan Petroleum Exploration Co., Ltd. Representative Director and Chairman

Canada Oil Sands Co., Ltd. , Japan Sakhalin Pipeline FS Co., Ltd.
Representative Director and President of the both companies mentioned above.

Hisanori Yoshimura

Mitsubishi Corporation	Representative Director, Managing Director, Operating Officer and CEO of Energy Business Group
MEC Holdings Co., Ltd.	Representative Director and President

(10) Statutory Auditors of the parent company to be established

Statutory Auditors of "INPEX Holdings Inc." are as follows:

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Nobuo Kawa November 9, 1944	April 1967 July 1994 December 1994 July 1998 November 1998 June 1999	Joined Ministry of Finance Deputy Director-General Director of The Small Business Credit Insurance Corporation (current, the Japan Small & Medium Enterprise Agency) Advisor to The Resolution and Collection Bank (current, The Resolution and Collection Corporation, "RCC") Managing Director of RCC Statutory Auditor of INPEX (current)	INPEX 2 shares Teikoku Oil Co., Ltd. 0 shares
Shigeru Hayashi August 17, 1943	June 1969 March 1995 March 1995 March 1997 April 2000 March 2002	Joined Teikoku Oil General Manager of Marketing & Sales Department of Teikoku Oil Senior General Manager of Teikoku Oil Director of Teikoku Oil Vice President of Marketing Division of Teikoku Oil (current) & General Manager of Petroleum Products Marketing Department of Teikoku Oil Managing Director of Teikoku Oil (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 42,000 shares
	[Representatives of other companies assumed] As described in Page 12		
Hiroshi Sato January 22, 1947	April 1970 June 1999 June 2002 June 2005	Joined Japan Petroleum Exploration Co., Ltd. ("JAPEX") General Manager of Accounting Department of JAPEX Director & General Manager of Accounting Department Managing Executive Officer of JAPEX (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares
Tohru Tsuji February 10, 1939	April 1961 April 1991 June 1991 June 1995 April 1996 June 1997 April 1999 April 2003	Joined Marubeni-Iida Co., LTD. (current, Marubeni Corporation) General Manager of Forest products & General Merchandise Division of Marubeni Member of the Board of Marubeni Corporate Senior Vice President of Marubeni Member of the Board and Corporate Senior Vice President of Marubeni Member of the Board and Corporate Executive Vice President of Marubeni President and CEO, Member of the Board of Marubeni Chairman, Member of the Board of Marubeni (current)	INPEX 0 shares Teikoku Oil Co., Ltd. 0 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of INPEX and Teikoku Oil Co., Ltd. held
Michihisa Shinagawa January 1, 1949	April 1971	Joined Sumitomo Corporation ("Sumitomo")	INPEX 0 shares Teikoku Oil Co., Ltd 0 shares
	April 2003	Executive Officer, General Manager of Energy Division 1	
	April 2004	Managing Executive Officer, Assistant General Manager of Mineral Resources & Energy Business Unit of Sumitomo	
	August 2004	Managing Executive Officer and General Manager of Mineral Resources & Energy Business Unit of Sumitomo	
	June 2005	Part-time Director of INPEX (current)	
	June 2005	Representative Director, Managing Executive Officer, General Manager of Mineral Resources & Energy Business Unit of Sumitomo (current)	
	[Representatives of other companies assumed] As described in Page 12		

Note:

1. Each prospective statutory auditor does not have any special interest with INPEX or Teikoku Oil Co., Ltd. and is not expected to have any special interest with "INPEX Holdings Inc."
2. Prospective statutory auditors, Nobuo Kawa, Hiroshi Sato and Tohru Tsuji are prospective statutory outside auditors who meet the requirements as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Gaisha.
3. Prospective statutory auditor, Shigeru Hayashi will resign from the member of the board of Teikoku Oil Co., Ltd. and Saitama Gas Co., Ltd., prior to assumption of the statutory auditor.
4. Prospective statutory auditor, Michihisa Shinagawa will resign from the member of the board of INPEX, prior to assumption of the statutory auditor.

[Representative position(s) currently held outside the company]

Representatives of other companies assumed by the candidates of Directors are as follows.

Shigeru Hayashi

Saitama Gas Co., Ltd. President

Saitama Gas Co., Ltd. is a city gas supplier which is a subsidiary of Teikoku Oil where Shigeru Hayashi, prospective statutory auditor, is Representative.

Michihisa Shinagawa

Sumitomo Corporation Representative Director, Managing Executive Officer, General Manager of Mineral Resources & Energy Business Unit of Sumitomo

(11) Compensation of Board of Directors and Statutory Auditors of the parent company to be established

Each of the total amount of compensation to be paid to the Board of Directors and Statutory Auditors of "INPEX Holdings Inc." was decided in consideration of the total amount of compensation of both INPEX and Teikoku Oil Co., Ltd. and other various factors. The maximum total amount of monthly compensation of Board of Directors will be 37 million yen, and the maximum total amount of monthly compensation of Statutory Auditors will be 5.5 million yen.

"INPEX Holdings Inc." will be supposed to have sixteen Board of Directors and five Statutory Auditors when established. Total amount of Board of Directors mentioned above does not include employees' portion of salary of person who doubles as Board of Director and employee.

(12) Account auditors of the parent company to be established

Account auditors of "INPEX Holdings Inc." are as follows:

(As of September 30, 2005)

Company name	Ernst & Young ShinNihon
Headquarters	Hibiya Kokusai Bldg., 13F 2-2-3 Uchisaiwai-cho Chiyoda-ku, Tokyo, Japan
History of the company	October 1985 Showa Ota & Co. was established through merger of Tetsuzo Ota & Co. (established in January 1967) and Showa Audit Corp. (established in December 1969) April 2000 Century Ota Showa & Co. was established through merger of Century (established in 1986) and Showa Ota & Co. July 2001 Name changed to Ernst & Young ShinNihon
Overview	· Partners/541, Certified Public Accountants/1,113, Junior Accountants/818, Others/639 · Domestic offices/35, Representative offices/8, Overseas offices/21 · Number of corporate clients/4,753

(13) Description of joint establishment

INPEX and Teikoku Oil Co., Ltd. will jointly establish the parent company, "INPEX Holdings Inc. "

Profile of Teikoku Oil Co., Ltd. is as follows:

(As of June 30, 2005)

Company name	Teikoku Oil Co., Ltd.
Established	September 1, 1941
Headquarters	1-31-10, Hatagaya, Shibuya-ku, Tokyo, Japan
Representative	Masatoshi Sugioka, President
Capital	19,579 million yen
Main Business	Exploration, development, production, distribution of crude oil and natural gas
Employees	820

3. Description of the allotment of shares based on Article 366-1-2 of the Commercial Code of Japan

INPEX and Teikoku Oil Co., Ltd. have determined the stock transfer ratio as follows, in establishing "INPEX Holdings Inc." on April 3, 2006 through a stock transfer (hereinafter, the "Transaction").

INPEX and Teikoku Oil Co., Ltd. have respectively retained J.P.Morgan Securities Asia Pte. Limited, and Goldman Sachs (Japan) Ltd. as their financial advisors in relation to the Transaction.

The financial advisors analyzed the share price movements of the INPEX and Teikoku Oil Co., Ltd., discounted cash flow (DCF) / net asset value (NAV) analysis and contribution analysis etc. in considering the stock transfer ratio.

The stock transfer ratio of the transactions was determined through discussion and negotiation by INPEX and Teikoku Oil Co., Ltd. taking into consideration the analysis and advice of their financial advisors and other various factors. In addition, 1 share of the joint-holding company's special class share having an equal right with the special class share of INPEX provided in its articles of incorporation was determined to be allotted for 1 share of INPEX's special class share, through discussion and negotiation by INPEX and Teikoku Oil Co., Ltd.

As a result, the companies resolved at the meetings of respective Boards of Directors held on November 5, 2005 to sign a Stock Transfer Agreement containing the stock transfer ratio mentioned below, and executed the agreement on the same day.

INPEX have received an opinion from J.P.Morgan Securities Asia Pte. Limited, to the effect that, as of November 5, 2005, the stock transfer ratio mentioned in the Stock Transfer Agreement was fair from a financial point of view to the shareholders of INPEX[1].

In addition, Teikoku Oil Co., Ltd. have received an opinion from its financial advisor, Goldman Sachs (Japan) Ltd., to the effect that, the stock transfer ratio mentioned below was fair from a financial point of view to the shareholders of Teikoku Oil Co., Ltd.

Note: The opinion delivered by J.P.Morgan Securities Asia Pte. Limited is based upon and subject to certain assumptions and conditions. The procedures, assumptions and conditions used by J.P.Morgan Securities Asia Pte. Limited in delivering the opinion is mentioned in the following translation of the opinion dated November 5, 2005

Company name	INPEX	Teikoku Oil Co., Ltd.
Stock transfer ratio	1	0.00144

ENGLISH TRANSLATION OF FAIRNESS OPINION DELIVERED
BY J.P. MORGAN SECURITIES ASIA PTE. LIMITED

[Translation]

November 5, 2005

The Board of Directors
INPEX CORPORATION
4-1-18, Ebisu, Shibuya-ku
Tokyo 150-0013
Japan

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of INPEX CORPORATION (the "Company") of the Exchange Ratio (as defined below) in the proposed establishment of a joint holding company (the "Transaction") with Teikoku Oil Co., Ltd. (the "Counterparty"). Pursuant to the share transfer agreement, which is expected to be executed on November 5, 2005 (*Kyodo Kabushikiiten Keiyakusho*, hereinafter the "Agreement"), between the Company and the Counterparty, the Company and the Counterparty will jointly establish a holding company ("Holding Company"), which will result in the Company and the Counterparty becoming wholly owned subsidiaries of the Holding Company. Further pursuant to the Agreement, each outstanding share of common stock of the Company (the "Company Common Stock") will be converted into one share of the Holding Company's common stock (the "HoldCo Common Stock"), and each outstanding share of common stock of the Counterparty (the "Counterparty Common Stock") will be converted into 0.00144 shares of the HoldCo Common Stock (the "Exchange Ratio").

In arriving at our opinion, we have (i) reviewed a draft dated November 5, 2005 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Counterparty and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Counterparty and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Counterparty Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed the financial due diligence report on the Counterparty dated September 8, 2005 prepared by SN Corporate Advisory ; (vi) reviewed the legal due diligence report on the Counterparty dated September 8, 2005 prepared by Tokyo Aoyama Aoki Law Office/Baker & McKenzie; (vii) reviewed certain internal financial analyses and forecasts prepared by the managements of the Counterparty and the Company relating to their respective businesses; and (viii) performed such other financial studies and analyses and considered such other information as we deemed necessary and appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management and employees of the Counterparty and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Counterparty and the Company, the financial condition and future prospects and operations of the Counterparty and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, including the potential synergy effect from the Transaction, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Counterparty and the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Counterparty or the Company under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Counterparty and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Counterparty or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration of, the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We are expressing no opinion herein as to the price at which the HoldCo Common Stock, the Counterparty Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have also acted as financial advisor to the Company in relation to its acquisition of Japan Oil Development Co., Ltd., Inpex Jawa, Ltd. and Inpex ABK, Ltd. in 2004. Please be advised that, except as described in this paragraph, we have no other financial advisory or other relationships with the Company or the Counterparty. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Counterpartyfor our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. Except where a copy of this opinion will be submitted by the Company to the Tokyo Stock Exchange in accordance with its rules or included as an attachment to the invitation to the Company's extraordinary shareholders meeting to be held in January 2006, this opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES ASIA PTE. LIMITED

4. Balance sheet and Income statement data based on Article 366-1-3 and 6 of the Commercial Code of Japan

Balance sheet and Income statement data of INPEX are as described from page 28 to 35 and those of Teikoku Oil Co., Ltd. are as described from page 36 to 44.

5. Terms related to the proposal

This proposal is subject to approval at extraordinary shareholders' meeting of INPEX and Teikoku Oil Co., Ltd. in relation to the stock transfer, approval at INPEX's special class shareholders' meeting (hereinafter, including written approval of the special class shareholders pursuant to Article 253 of the Commercial Code of Japan), and approvals from relevant authorities required by law. In addition, based on the stock transfer agreement executed on November 5, 2005, the resolution of this proposal will be invalid, if the agreement in regards to the stock transfer is canceled before the date of the stock transfer, in instances which material change in assets or financial conditions occur in INPEX or Teikoku Oil Co., Ltd. find materially significant defect, or any other conditions such as occurrence of material violation of the agreement.

INPEX's special class shareholders' meeting to be held pursuant to Article 9-6-5 of INPEX's Articles of Incorporation will consider the proposal by judging whether the change in Articles of Incorporation (practical change in the purpose of Articles of Incorporation of INPEX as per establishment of Articles of Incorporation of "INPEX Holdings Inc.") pursuant to the execution of the stock transfer agreement is highly possible to have negative effect on INPEX's role as the national flag company to efficiently implement stable energy supply to our nation.

In addition, INPEX's Articles of Incorporation requires approval at the special classshareholders' meeting as well as this extraordinary shareholders' meeting, in case at least 20% of the total voting right of common shares are to be owned by a sole shareholder other than public entities (Government or Independent Administrative Legal Entity wholly owned by Government)or a sole shareholder and a co-holders, based on the shareholders of the record date of this extraordinary shareholders' meeting (November 21, 2005) at the completion of the stock transfer (pursuant to Article 9-6-1-3 of INPEX's Articles of Incorporation). As of the date of dispatching this notice, INPEX judges that the special class shareholders' meeting is not necessary from the foregoing requirements. However, the special class shareholders' meeting shall be held depending on the result of any later examination. In case the meeting is held, INPEX's special class shareholders' meeting pursuant to Article 9-6-1-3 of INPEX's Articles of Incorporation will consider this proposal, not only from the perspective regarding change in Articles of Incorporation mentioned above, but by judging whether this stock transfer pursuant to the stock transfer agreement is highly possible to have negative effect on INPEX's role as the national flag company to efficiently implement stable energy supply to our nation.

In case INPEX decide not to hold the special class shareholders' meeting pursuant to Article 9-6-1-3 of INPEX's Articles of Incorporation, the special class shareholder may request INPEX for holding the special class shareholders' meeting, within two weeks after this extraordinary shareholders' meeting is held, pursuant to Article 15-2-4 of INPEX's Articles of Incorporation. The special class shareholder is the Minister of Economy, Trade and Industry.

Articles of Incorporation of INPEX Holdings Inc.

Chapter 1. General Provisions

(Trade Name)
Article 1.

1 This company shall be called Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha. Its abbreviation shall be "Kokusi Sekiyu Teiseki HD"
2 Its name in English shall be INPEX Holdings Inc. (abbreviation: INPEX HDs).

(Purpose)
Article 2.

1 The purpose of this company shall be to control or administrate companies (including companies established under foreign law) carrying out the following business operations through owning their stakes:
{1} Research, exploration, development, and production of petroleum, natural gas and other mineral resources;
{2} Refining, processing, storing, buying and selling,, selling on consignment and transportation of petroleum, natural gas and other mineral resources and their by-products;
{3} Supply of electricity, heat (by steam, hot and cold water and other means) and water(for drinking, industrial and other uses);
{4} Well drilling and construction by contract
{5} Collection and transportation of industrial waste
{6} Manufacturing, buying and selling and lease of equipment, machines, appliances and materials to be used for the business operations of each of the foregoing items;
{7} Buying and selling , lease, and administration of real estate
{8} Security by contract
{9} Deputation of property insurance and solicitation of life insurance
{10} Custody and handling of cargo, auto transportation and car leasing
{11} Consulting in connection with the business of each of the foregoing {1} and {2}
{12} Investment, lending and the guarantee of debt in connection with the business operations of each of the foregoing items and business operations related thereto; and
{13} Other related business operations pertaining to each of the foregoing items
2 This company may carry out the business operations of each of the items of preceding Paragraph

(Location of Head Office)
Article 3.
The Head Office of this company shall be located at Shibuya-ku in Tokyo.

(Method of Public Notice)
Article 4.
The public notice on this company shall be given in the Nihon Keizai Shimbun.

Chapter 2. Shares of Stock

(Total Number of Shares)
Article 5.
The total number of shares authorized to be issued by this company shall be, nine million and one (9,000,001) shares, whereof nine million (9,000,000) shares shall be common stock and one share shall be Class A stock, provided that, if common stock or Class A Shares is cancelled, the corresponding number of shares shall be reduced.

(Acquisition of company's own shares)
Article 6.
This company may acquire its own shares by resolution of the board of directors, pursuant to Item 2 of Paragraph 1 of Article 211-3 of the Commercial Code.

(Further acquisition of fractional shares)
Article 7.
Holders of fractional shares of this company may request for further acquisition of fractional shares with which their shares will total one in share based on the Share Handling Regulations.

(Transfer agent)
Article 8.

1 This company shall appoint a transfer agent in respect to shares and fractional shares.
2 The transfer agent and its handling office shall be designated by resolution of the board of directors and given in the public notice.
3 The shareholders' register (here and hereinafter, including the register of beneficial shareholders (referring to register of beneficial shareholders as referred to in the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities (1984 Law No. 30) Article 32)), the register of fractional shares and the register of lost share certificates of this company shall be kept at the handling office of the transfer agent. The company shall cause the transfer agent to handle the administrative matters regarding shares and fractional shares; such as registration of transfer of stock, entry or record in the register of fractional shares, purchase and further acquisition of fractional shares, registration of pledge rights, indication of trust assets, issue of share certificates, registration of lost share certificates and acceptance of various notifications. This company itself shall not handle the above matters directly.

(Share Handling Regulations)
Article 9.
The denominations of shares of this company and handling and fees regarding shares and fractional shares of this company, including registration of transfer of stock, entry or record in the register of fractional shares and purchase and further acquisition of fractional shares, and other such matters, shall be governed by, in addition to laws and ordinances and these Articles, the Share Handling Regulations decided by resolution of the board of directors.

(Record Date)
Article 10.

1 The right to vote at the ordinary general meeting of shareholders of this company for the concerned settlements period shall belong to those shareholders (here and hereinafter, including the beneficial shareholders (referring to beneficial shareholders as defined in the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities (1984 Law No. 30) Article 30, Paragraph 1)) registered or recorded in the final shareholders' register as of March 31 of each year.
2 In addition to the foregoing Paragraph, when necessary, a Record Date may be otherwise specially fixed by resolution of the board of directors, giving public notice in advance.
3 The term "Record Date" in these Articles refers to the date established pursuant to Paragraph 1 or Paragraph 2 as the Record Date for determining persons who are entitled to exercise voting rights at a specified general meeting of shareholders.

Chapter 3. Classified Stock

(Definitions)
Article 11.
In this Chapter , the definitions of the terms listed in the following Items are as specified in each item.

(1) "Parent Company" means a Company or Like Entity that controls a body (referring to a general meeting of shareholders or similar body, hereinafter, "Decision-making Body") that determines the financial and business or operational policy of another Company or Like Entity. Hereinafter, a "person controlling the Decision-making Body of another Company or Like Entity" refers to the persons or entities cited in the following Items:
  {1} An entity possessing a majority of the voting rights (excluding voting rights of classified stock; hereinafter likewise excluding cases referring to the voting rights of classified stock) of another Company or Like Entity for its own account.
  {2} An entity possessing at least 40% and no more than 50% of the voting rights of another Company or Like Entity for its own account, and falling under any of the following categories:
    A. Holding a majority of voting rights in another Company or Like Entity based on a combination of the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question;
    B. Where persons who are or persons who were officers or employees, and themselves are able to influence the determination of financial and business or operating policy of another Company or Like Entity, constitute a majority of the constituent members of the Board of Directors or other similar body of such other Company or Like Entity;
    C. Where contracts or like instruments exist which control the determination of important financial and business or operating policy of another Company or Like Entity;
    D. Having provided financing (here and hereinafter, including the warranty of obligations and providing security) with respect to the greater portion of the total amount of funds procured (limited to those posted under Liabilities in the balance sheet) of another Company or Like Entity (including cases where the total amount of funds procured in combination with the amount financed by an entity or entities having a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions constitutes the greater portion of the total amount of funds procured);
    E. The existence of other facts from which the control of the Decision-making Body of another Company or Like Entity can be presumed.
  {3} An entity that (a) holds a majority of voting rights in another Company or Like Entity based on a combination of the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question (including cases where voting rights are not held for its own account) and (b) falls under the conditions set forth in any of subitems (B) through (E) of item {2} above.
  {4} An entity that holds a majority of voting rights with respect to certain classes of classified stock (excluding those without voting rights) of another Company or Like Entity for its own account.
(2) "Company or Like Entity" refers to a company, association, or other business organization similar thereto (including corresponding organizations in foreign countries).
(3) "Affiliate" refers to another Company or Like Entity other than a Subsidiary in cases where a certain specific entity (if such entity has a Subsidiary, including such Subsidiary) has a major influence on the determination of financial and business or operational policy through a relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions. When a specific entity is an Affiliate of another entity (including individual), such another entity shall be deemed an Affiliate. "Cases where a major influence is exerted on the determination of financial and business or operational policy of a Company or Like Entity other than a Subsidiary" refers to cases set forth in the following Items:
  {1} Cases where at least 20% of the voting rights of another Company or Like Entity other than a Subsidiary are held for its

own account;

{2} Cases where at least 15% and less than 20% of the voting rights of another Company or Like Entity other than a Subsidiary are held for its own account, and falling under any of the following categories:

A. Where a person who is or a person who was an officer or employee, and is himself or herself able to have a major influence on the determination of financial and business or operational policy of another Company or Like Entity other than a Subsidiary, serves as a representative director, director, or other similar post of such Company or Like Entity other than a Subsidiary;

B. Performing important financing for another Company or Like Entity other than a Subsidiary;

C. Providing important technology to another Company or Like Entity other than a Subsidiary;

D. The existence of important sales, procurement or other business or operating transactions with another Company or Like Entity other than a Subsidiary;

E. The existence of other facts from which the fact one is able to have a major influence on the determination of financial and business or operational policy of another Company or Like Entity other than a Subsidiary can be presumed.

{3} Cases where an entity (a) holds at least 20% of the voting rights in another Company or Like Entity other than a Subsidiary when the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question (including cases where voting rights are not held for its own account) are combined and (b) falls under the conditions set forth in any of subitems (A) through (E) of item {2} above.

(4) "Coholder" refers generally to an entity set forth hereinunder:

{1} Another holder of shares in this company, where a Single Shareholder has agreed to exert continuous influence on the operations of this company in cooperation with such other holder.

{2} Shareholders in this company who is the spouse, the Parent Company, individual controlling the Decision-making Body, Subsidiary and Affiliate of a Single Shareholder, and Subsidiary other than Single Shareholder of the Parent Company of a Single Shareholder, or individual controlling the Decision-making Body of a Single Shareholder.

{3} Shareholders in this company who is the spouse, Parent Company, individual controlling the Decision-making Body, Subsidiary and Affiliate of another holder defined in {1}.

{4} Shareholders in this company who is a Subsidiary or an Affiliate of the spouse of a Single Shareholder (including persons who are considered Subsidiary or Affiliate of such Single Shareholder and spouse thereof taking into consideration the totality circumstances with respect to such Single Shareholder and the spouse thereof)

{5} Shareholders in this company who is a Subsidiary or Affiliate of the spouse of an "another holder" as defined in {1} (including persons who are considered Subsidiary or Affiliate of such "another holder" and spouse thereof taking into consideration the totality circumstances with respect to such "another holder" as defined in {1} and the spouse thereof)

(5) "Class A Shares" means the classified shares defined in this Chapter.

(6) "Public Entity" means a national government, or an independent administrative institution wholly funded by a national government.

(7) "Subsidiary" means another Company or Like Entity, whereof the Decision-making Body is controlled by a Company or Like Entity or individual, and if a Parent Company and Subsidiary, an individual which control the Decision-making Body of a Subsidiary and Subsidiary, or a Subsidiary controls the Decision-making Body of such other Company or Like Entity, such other Company or Like Entity shall be considered a Subsidiary of such Parent Company or individual.

(8) "Disposal, etc., of Important Assets" means the disposal of assets, transfer of business, investment in kind, corporate split (excluding, however, instances where, after the execution of investment in kind or corporate split, this company has become the Parent Company of investment target company or of the continuing company or newly created company in a corporate split), creation of a security interest in or like disposal of this company or a Subsidiary of this company, and the sale (excluding, however, instances where, after the sale of shares or units in the Subsidiary of this company, this company has become the Parent Company of such Subsidiary, except the instances of a Subsidiary which this company directly own its shares) or other disposal of shares or units in such Subsidiary of this company, where either the consideration received by this company or Subsidiary of this company or value of such created security interest as a result of such disposal is at least 20% of the total assets listed in the most recently prepared audited consolidated financial statements for this company or the ratio of sales proceeds derived from assets involved in such disposal is at least 20% of the consolidated sales listed in the most recently prepared consolidated financial statement. The sale of shares or units of a Subsidiary of this company shall include merger, share exchange, share transfer, and allocation of new shares to a third party by a consolidated Subsidiary of this company (excluding, however, instances where, after merger, share exchange, share transfer, or allocation of new shares to a third party by a consolidated Subsidiary of this company, this company has become the Parent Company of the surviving company or newly created company by merger or, the sole Parent Company in share exchange or share transfer, or the Parent Company of the Subsidiary of this company which has carried out allocation of new shares to a third party, except the instances of a Subsidiary which this company directly own its shares). In the event of sale of shares or units of a Subsidiary of this company, the consideration received by this company or Subsidiary of this company shall be deemed the amount obtained by adding the total amount of interest-bearing liabilities (hereinafter, "Interest-bearing Liabilities") listed in the most recently prepared audited balance sheet(s) of the relevant Subsidiary of this company to the following amount in accordance with each case of (i) through (iii); (i) in the case of sale of shares or units, the amount obtained by multiplying the aggregate number of issued shares or investment units of Subsidiary of this company immediately prior to the sale by the sale price per share or investment units of such Subsidiary, (ii) in the case of merger, share exchange, or share transfer, the amount obtained by multiplying the value per share or investment unit of the Subsidiary of this company used in the calculation of the merger ratio (here and hereinafter referring to the ratio of shares or units in the surviving company or newly created company with respect to one share or one investment unit held by the shareholders and member of the company dissolved due to merger), share exchange ratio (here and hereinafter referring to the ratio of shares of the company becoming the sole Parent Company to one share held by a shareholder of the company becoming the sole Subsidiary due to

share exchange), or share transfer ratio (here and hereinafter, referring to the ratio of allocation of shares of the sole Parent Company established with respect to one share held by a shareholder of the company which becomes the sole Subsidiary due to share transfer) by the aggregate number of issued shares or investment units of the Subsidiary of this company immediately prior to such merger, share exchange, or share transfer, or, (iii) in the case of allocation of new shares to a third party, the amount obtained by multiplying the aggregate number of issued shares or investment units of this company's Subsidiary immediately after such allocation of new shares to a third party by the issue price per share or investment units of such Subsidiary in allocation of new shares to a third party. In the case of corporate split or transfer of business, the consideration received by this company or Subsidiary of this company shall be deemed the amount obtained by adding the amount corresponding to the total of the Interest-bearing Liabilities which is subject to succession from this company or Subsidiary of this company in a corporate split or transfer of business to the money, stock, or other amounts (with respect to property other than money, referring to the appraised value of property in the corporate split or transfer of business) received by this company or Subsidiary of this company. Notwithstanding the foregoing, in instances of disposal of shares of a Subsidiary which this company directly own its shares, if either the consideration received by this company or value of such created security interest as a result of such disposal is at least 20% of the total assets listed in the most recently prepared audited consolidated financial statements for this company, the disposal shall be referred as "Disposal, etc., of Important Assets".

(9) "Redemption Request Date" refers to the date on which a notification requesting redemption of Class A Shares made to this company in writing by a Class A Shareholder reaches this company.

(10) "Single Shareholder" refers to a person or entity holding stock in this company for its own account and includes entities described as follows:

{1} Entities authorized to exercise voting rights as a shareholder of this company pursuant to a money trust agreement or other agreement or the provisions of a law and entities authorized to give instructions with respect to the exercise of such voting rights (excluding those falling under item {2} of this Item (10)).

{2} Entities having the necessary authority to invest in share certificates of this company pursuant to a discretionary investment contract (referring to discretionary investment contracts as defined in the Law Concerning the Regulation, etc. of Investment Advising Business Relating to Securities (1986 Law No. 74) Article 2, Paragraph 4) or other agreement or under the provisions of law.

(Election and Dismissal of Directors)
Article 12.

1 At the time of a resolution of a general meeting of shareholders of this company relating to the election or dismissal of a director, if at least 20% of the total voting rights of shareholders relating to common stock of this company are held by a Single Shareholder of common stock of this company other than a Public Entity, or such Single Shareholder and its Coholder (the question of whether a specific inciden t falls under this case shall be judged in this Article based on the shareholders as of the Record Date relating to the general meeting of shareholders in question), in addition to a resolution of a general meeting of shareholders of this company with respect to the election or dismissal of such director, a resolution of a general meeting of classified shareholders (referred to as a "General Meeting of Class A Shareholders" hereinafter in this Chapter and in Chapter 5) held by shareholders of Class A Shares (referred to as "Class A Shareholders" hereinafter in this Chapter and in Chapter 5) will be required.

2 In the event that a notice of convening of a General Meeting of Class A Shareholders is issued pursuant to Article 27, Paragraph 3 through 5, the condition specified in the previous Paragraph (hereinafter referred to as the "20% condition relating to the election or dismissal of directors") that "At the time of a resolution of a general meeting of shareholders of this company relating to the election or dismissal of a director, if at least 20% of the total voting rights of shareholders relating to common stock of this company are held by a Single Shareholder of common stock of this company other than a Public Entity, or such Single Shareholder and its Coholder (the question of whether a specific incident falls under this case shall be judged in this Article based on the shareholders as of the Record Date relating to the general meeting of shareholders in question)," shall be deemed satisfied at the time of the adoption of a resolution by a general meeting of shareholders of this company relating to the election or dismissal of the director who is the subject of such resolution.

3 In the event that the period for filing an objection as defined in Article 27, Paragraph 4 has elapsed after the adoption of a resolution by the general meeting of shareholders of this company relating to the election or dismissal of a director without the filing of an objection by a Class A Shareholder, the 20% condition relating to the election or dismissal of directors shall be deemed not to have been satisfied at the time of the adoption of such resolution by the general meeting of shareholders of this company.

(Complete or Partial Disposal, etc., of Important Assets)
Article 13.

1 In addition to a resolution of the general meeting of shareholders of this company or the Board of Directors, a resolution of a General Meeting of Class A Shareholders will be required with respect to Disposal, Etc. of Important Assets of this company.

2 In addition to a resolution of approval by the Board of Directors pursuant to Article 32, a resolution of a General Meeting of Class A Shareholders will be required with respect to Disposal, Etc. of Important Assets of a Subsidiary of this company.

(Amendment of the Articles of Incorporation)
Article 14.
In addition to a resolution by a general meeting of shareholders, a resolution of a General Meeting of Class A Shareholders will be required for the amendment of the Articles of Incorporation relating to the following matters:

{1} Purpose of this company

{2} The granting of voting rights to stock other than common stock of this company (excluding voting rights already granted to Class A Shares in a General Meeting of Class A Shareholders).

(Integration)
Article 15.

1 In the case of merger, share exchange (kabushiki koukan), or share transfer (kabushiki iten) by this company, a resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution by a general meeting of shareholders, excluding cases falling under the following Items,:

{1} Cases where this company becomes a surviving Company in a merger; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of a merger are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such merger).

{2} Cases where this company becomes a sole Parent Company in a share exchange; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of the share exchange are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share exchange).

{3} Cases where a new holding company is established in a share transfer, and the granting of classified stock to be issued by such new holding company, which holds rights similar to the rights granted to Class A Shares under these Articles of Incorporation, to Class A Shareholders is resolved by a general meeting of shareholders for such share transfer; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share transfer are held by a Single Shareholder other than a Public Entity or a Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share transfer).

2 In the event that a notice of convening of a General Meeting of Class A Shareholders is issued pursuant to Article 27, Paragraph 3 through 5, the condition specified in Subparagraph {1} above, " cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of a merger are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the sharehlders as of the Record Date relating to the general meeting of shareholders of each company for approval of such merger)"; the condition specified in Subparagraph {2} above, "cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share exchange are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share exchange)"; and the condition specified in Subparagraph {3} above, "cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share transfer are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share transfer)" (hereinafter individually or collectively referred to as the "20% condition relating to the merger, share exchange or share transfer") shall be deemed satisfied at the time of a resolution by a general meeting of shareholders of this company relating to such merger, share exchange or share transfer.

3 In the event that the period for filing an objection as defined in Article 27, Paragraph 4 has elapsed without the filing of an objection by a Class A Shareholder, the 20% condition relating to the merger, share exchange, or share transfer shall be deemed not to have been satisfied at the time of the adoption of such resolution by the general meeting of shareholders of this company relating to merger, share exchange, or share transfer.

4 In the event that this company undergoes a merger, share exchange or share transfer, if a provision regarding the election or dismissal of directors is included in a merger agreement, share exchange agreement, share transfer agreement, or other agreement having such purpose, the question of whether a General Meeting of Class A Shareholders regarding the election or dismissal of a director shall be required shall be determined in accordance with the provisions of Paragraph 1 of this Article, notwithstanding the provisions of Article 12, Paragraph 1.

5 In the event that this company undergoes a merger, share exchange or share transfer, if a provision regarding the amendment of the Articles of Incorporation is included in a merger agreement, share exchange agreement, share transfer agreement, or other agreement having such purpose, the question of whether a General Meeting of Class A Shareholders regarding the amendment of the Articles of Incorporation shall be required, and in the event of share transfer where the provision of the Article of Incorporation of a new holding company is different from that of this company, the question of whether a General Meeting of Class A Shareholders regarding the approval of such share transfer agreement shall be required, shall be determined in accordance with the provisions of Article 14, even in the cases where a resolution of a General Meeting of Class A Shareholders shall not be required regarding a merger, share exchange or share transfer pursuant to the provisions of Paragraph 1 of this Article.

(Reduction of Capital)
Article 16.

A resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution of a general meeting of shareholders with respect to reduction in the amount of capital of this company occurring in conjunction with repayment of money to shareholders of this company.

(Dissolution)
Article 17.
If the company is dissolved by a resolution of a general meeting of shareholders, a resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution of a general meeting of shareholders.

(Voting Rights)
Article 18.
Class A Shares shall not have voting rights in a general meeting of shareholders, except as otherwise set forth by law or ordinance.

(Dividends and Interim Dividends)
Article 19.
Dividends and interim dividends for Class A Shares shall be the same as dividends and interim dividends for common shares of this company.

(Distribution of Residual Assets)
Article 20.
Class A Shareholders shall have the right to demand distribution of residual assets in the same amount as the amount of residual asset distribution to common shares of this company.

(Redemption of Classified Shares)
Article 21.

1 Class A Shares shall be redeemed upon submission of written request to this company by a Class A Shareholder.
2 If Class A Shares are transferred to an entity other than a Public Entity, this company shall be entitled to cancel Class A Shares, notwithstanding the opinion of a Class A Shareholder, by a resolution of the Board of Directors. If a Class A Shareholder transfers Class A Shares, it must inform this company in advance of such transfer and the name of the transferee.
3 The redemption price pursuant to this Article shall be according to the current value as of the date of request of redemption cases falling under Paragraph 1 and as of the day prior to the date of cancellation in cases falling under Paragraph 2 (hereinafter collectively referred to as the "Redemption Value Standard Date"). If common shares of this company have been listed on the Tokyo Stock Exchange, the value as of the Redemption Value Standard Date shall be the same value as the closing price per common share of this company as of the Redemption Value Standard Date on the Tokyo Stock Exchange. In the event that the closing price is not reported as of the Redemption Value Standard Date, the closing price on the most recent date before such date shall be used.

Chapter 4. General Meeting of Shareholders

(Convocation)
Article 22.

1 The ordinary general meeting of shareholders of this company shall be convened in June of each year, and extraordinary general meetings of shareholders shall be convened from time to time, whenever necessary.
2 General meetings of shareholders shall be convened by the president of the company pursuant to resolution approved by the board of directors. However, when circumstances prevent the president from convening a general meeting of shareholders, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.
3 With respect to matters requiring a resolution of the General Meeting of Class A Shareholders, in addition to a resolution of a general meeting of shareholders of this company, pursuant to the provisions of Chapter 3, the notice of convening of a general meeting of shareholders of this company shall state that a resolution of the General Meeting of Class A Shareholders shall be required for such resolution items. However, in cases set forth in Article 12 and Article 15, if Class A Shareholders are notified that a General Meeting of Class A Shareholders will not be held pursuant to the provisions of Article 27, Paragraph 3, such notice shall indicate that a resolution of a General Meeting of Class A Shareholders of this company is required if such is the case.

(Chairman)
Article 23.
The president of the company shall be the chairman of a general meeting of shareholders. However, when circumstances prevent the president from serving as chairman, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.

(Approval of Resolutions)
Article 24.
Except as otherwise provided by laws and ordinances or these Articles, resolutions of a general meeting of shareholders shall be approved by a majority of the voting rights of shareholders present at the general meeting.

(Exercise of Voting Right through Delegate)
Article 25.

1 A shareholder may exercise the voting rights through another shareholder as such shareholder's proxy.
2 In the case of the preceding Paragraph, a shareholder or a shareholder's proxy must previously submit a written document certifying the right of proxy representation to this company for each individual general meeting of shareholders.

(Minutes)
Article 26.
The summary and results of the proceedings of each general meeting of shareholders shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the chairman, and of the directors and the statutory auditors attending the meeting.

(General Meeting of Class A Shareholders)
Article 27.

1 A General Meeting of Class A Shareholders shall be held at the address of the Head Office or a location agreed to by all Class A Shareholders.
2 The notice of convening of a General Meeting of Class A Shareholders shall be issued to the Class A Shareholders no later than two weeks prior to the date of such meeting.
3 When a notice of convening of a general meeting of shareholders of this company is issued, this company shall send a copy of such notice of convening to and notify the Class A Shareholders whether a General Meeting of Class A Shareholders will be held. Notice stating that a General Meeting of Class A Shareholders will be held shall be given by issuing a notice of convening of a General Meeting of Class A Shareholders. If a notice stating that a General Meeting of Class A Shareholders will not be held as provided in Article 12 or Article 15, Paragraph 1, {1}, {2} or {3} is issued, this company shall submit to the Class A Shareholders all documents and the like (including but not limited to copies of large-quantity holding reports, annual securities reports of submitters of large-quantity holding reports and other information) used to determine the necessity of holding such General Meeting of Class A Shareholders.
4 If a Class A Shareholder receives a notice stating that a General Meeting of Class A Shareholders will not be held pursuant to Paragraph 3, and (1) a resolution electing or dismissing a director set forth in Article 12, or (2) a resolution stating that merger, share exchange, or share transfer is to be carried out relating to this company in cases set forth in the relevant portions of Article 15, Paragraph 1, {1}, {2} or {3} is made in a general meeting of shareholders, the Class A Shareholder shall be entitled to file an objection with this company stating that a General Meeting of Class A Shareholders should have been held. Such filing of an objection must be made within two (2) weeks after the date of the resolution of the relevant general meeting of shareholders of this company. This company, within one (1) week after receiving such objection, shall determine whether the 20% condition relating to the election or dismissal of directors or the 20% condition relating to merger, share exchange, or share transfer has been satisfied (hereinafter referred to generally as "Conditions for Convening a General Meeting of Class A Shareholders"), and shall notify the Class A Shareholders of its decision. If this company judges that the Conditions for Convening a General Meeting of Class A Shareholders have been satisfied, it shall issue a notice of convening of a General Meeting of Class A Shareholders to the Class A Shareholders.
5 Notwithstanding the previous Paragraph, this company shall be entitled to issue a notice of convening of a General Meeting of Class A Shareholders if it determines that the Conditions for Convening a General Meeting of Class A Shareholders have been satisfied, within one (1) week from the date of adoption of a resolution of a general meeting of shareholders of this company according to (1) or (2) of the previous Paragraph.
6 Even if a resolution of election or dismissal of a director has been adopted by a general meeting of shareholders of this company, the former director shall remain in his or her post until the necessary resolution of a General Meeting of Class A Shareholders is obtained pursuant to Article 12, or until the period for filing of an objection has elapsed without the filing of an objection pursuant to Paragraph 4 (if a notice indicating that an objection will not be filed is issued to this company before such period for filing of an objection has elapsed, notwithstanding the provisions of Paragraph 4, the period until the point in time of receipt of such notice).
7 The provisions of Article 23, Article 25 and Article 26 shall govern General Meeting of Class A Shareholders, mutatis mutandis.

Chapter 5. Directors and the Board of Directors

(Number of Directors and Manner of Election)
Article 28.

1 This company shall have sixteen (16) or fewer directors, who shall be elected at the general meeting of shareholders, provided that the approval of the General Meeting of Class A Shareholders shall be required in cases falling under Article 12.
2 Resolutions for the election of a director set forth in the previous Paragraph shall be approved by a majority of the voting rights of attending shareholders possessing one third or more of all voting rights of the shareholders of this company.
3 No approval of resolution for the election of a director shall be made by cumulative voting.

(Term of Office of Directors)
Article 29.
The term of office of directors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within 2 (two) years after their election, provided that the term of office of directors elected to fill vacancies or to increase the number of members shall be same as the remaining term of the other directors then in office.

(Representation and Execution of Business)
Article 30.

1 The director(s) to represent this company shall be decided by resolution of the board of directors.
2 This company shall have one president by resolution of the board of directors.
3 The president shall exercise general control over the business affairs of this company pursuant to the resolutions of the board of directors.

4 This company, by resolutions of the board of directors, may have one chairman of the board, as well as a small number each of vice presidents, senior managing directors and managing directors when there exists necessity in conducting the business affairs of this company.

(Board of Directors)
Article 31.

1 Except as otherwise provided for by laws and ordinances, the president shall convene meetings of the board of directors and shall serve as meeting chairman, provided that if circumstances prevent the president from doing so, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.
2 A director other than the president shall be able to request convocation of a meeting of the board of directors by presenting to the president a document containing the subject matter for the meeting.
3 Notice of convocation of a meeting of the board of directors shall be issued to each director and statutory auditor three (3) days prior to the date of the meeting. However, in case of urgent necessity, this period may be shortened.
4 A meeting of the board of directors may be convened without taking the procedures for the convening thereof upon approval by all directors and statutory auditors.
5 Resolutions of the board of directors shall be approved by the majority vote of attending directors representing a half or more of the total number of directors.

(Disposal, etc., of Important Assets of Subsidiaries of this company)
Article 32.

1 Approval of the board of directors and a General Meeting of Class A Shareholders of this company shall be required prior to the exercise of voting rights of this company in a resolution by a general meeting of shareholders of a Subsidiary (here and hereinafter in this Article, having the meaning defined in Article 11 (7)) of this company with respect to the Disposal, Etc. of Important Assets (here and hereinafter in this Article, having the meaning defined in Article 11 (8)) of a Subsidiary of this company.
2 Upon receipt of a notice of convening of a general meeting of shareholders from a Subsidiary of this company having on its agenda the Disposal, Etc. of Important Assets, the board of directors of this company shall, within one (1) week after the date of receipt thereof, adopt a resolution with respect to the exercise of voting rights at such general meeting of shareholders.
3 If the board of directors of this company approves the Disposal, etc. of Important Assets of a Subsidiary of this company pursuant to the previous Paragraph, it shall immediately issue a notice of the convening of a General Meeting of Class A Shareholders to the Class A Shareholders making the date of such meeting two (2) weeks later from the date of such approval.

(Minutes)
Article 33.
The summary and results of the proceedings of each meeting of the board of directors shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the chairman, and of the directors and the statutory auditors attending the meeting.

(Remuneration and Retirement Allowance)
Article 34.
Remuneration and retirement allowance to directors shall be decided by resolution of the general meeting of shareholders.

(Counselors and Advisors)
Article 35.
This company may have a small number of counselors and advisors by resolution of the board of directors.

(Limitation of Liability for Directors)
Article 36.
This company may, within the limits of laws and ordinances, exempt directors (including a person who was a director in this company) from liability regarding acts prescribed in Item 5 of Paragraph 1 of Article 266 of the Commercial Code, by resolution of the board of directors pursuant to the provisions of Paragraph 12 of Article 266 of the Commercial Code.

Chapter 6. Statutory Auditors and The Board of Auditors

(Number of Statutory Auditors and Manner of Election)
Article 37.

1 This company shall have five (5) statutory auditors or less, who shall be elected by resolution of a general meeting of shareholders.
2 Resolutions for the election of statutory auditors as provided in the preceding Paragraph shall be approved by a majority of the voting rights of attending shareholders possessing one third or more of all voting rights of the shareholders of this company.

(Term of Office of Statutory Auditors)
Article 38.
The term of office of statutory auditors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within four (4) years after their election, provided that the term of office of a statutory auditor elected to fill vacancies shall be same as the remaining term of the retired statutory auditor.

(Full Time Statutory Auditor)

Article 39.
Full time statutory auditors shall be determined by the mutual vote of the statutory auditors.

(The Board of Auditors)
Article 40.

1. The board of auditors shall be convened by each statutory auditor.
2. Notice of convocation of a meeting of the board of auditors shall be issued to each statutory auditor three (3) days prior to the date of the meeting. However, in case of urgent necessity, this period may be shortened.
3. A meeting of the board of auditors may be convened without taking the procedures for the convening thereof upon approval by all statutory auditors.
4. Except as otherwise provided for by laws and ordinances, resolutions of the board of auditors shall be approved by the majority vote of statutory auditors.

(Minutes)
Article 41.
The summary and results of the proceedings of each meeting of the board of auditors shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the statutory auditors attending the meeting.

(Remuneration and Retirement Allowance)
Article 42.
Remuneration and retirement allowance to statutory auditors shall be decided by resolution of the general meeting of shareholders.

(Limitation of Liability for Statutory Auditors)
Article 43.
This company may, within the limits of laws and ordinances, exempt statutory auditors (including a person who was a statutory auditor in this company) from liability, by resolution of the board of directors, pursuant to Paragraph 1 of Article 280 of the Commercial Code.

Chapter 7. Accounting

(Fiscal Year and accounting term)
Article 44.
The fiscal year of this company commences on April 1 of each year and ends on March 31 of the following year and account end shall be set on March 31 of each year.

(Payment of Dividends)
Article 45.
Dividends shall be paid to the shareholders or pledge right holders registered or recorded in the final shareholders' register, and the holders of fractional shares registered or recorded in the register of fractional shares as of March 31 of each year.

(Interim Dividends)
Article 46.
This company may make cash distribution (here and hereinafter, "interim dividends") to the shareholders or pledge right holders registered or recorded in the final shareholders' register, and the holders of fractional shares registered or recorded in the register of fractional shares as of September 30 of each year, pursuant to Article 293-5 of the Commercial Code.

(Period for Exemption from Obligation of Pay Dividends, Etc.)
Article 47.
If five (5) years have elapsed since the dividends or the interim dividends hereof are duly offered to a shareholder, registered pledge right holders, or holders of fractional shares, then the company shall be relieved from its obligation for payment thereof.

Supplementary Provisions

(Shares to be Issued at the Time of Establishment)
Article 1.

1. This company shall be established by stock transfer (here and hereinafter, "the stock transfer") pursuant to Article 364 of the Commercial Code
2. The total number of shares to be issued at the time of establishment is 2,360,660.95 shares, consisting of 2,360,659.95 common shares and 1 Class A share.
3. Notwithstanding the foregoing, if each of INPEX CORPORATION and Teikoku Oil Co., Ltd. cancels its own shares prior to the date of the stock transfer, the number of common shares to be issued will be reduced by the number of shares to be allotted in exchange for the such own shares of each company.

(Initial Term of Office of Directors and Statutory Auditors)
Article 2.
The initial term of office of directors and statutory auditors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within 1 (one) year after their election, notwithstanding the provisions of Article 29 and 38.

(Initial Fiscal Year)

Article 3.
The initial fiscal year of this company commences from the establishment date and ends on March 31, 2007, notwithstanding the provisions of Article 44.

FY2006 semiannual Non-consolidated Balance Sheet

(As of September 30, 2005)

(Amounts less than million yen are rounded off)

Accounts	Amounts	Accounts	Amounts
(Assets)		**(Liabilities)**	
Current assets	**97,447**	**Current liabilities**	**23,377**
Cash and deposits	21,248	Accounts payable-other	1,162
Accounts receivable-trade	13,550	Accrued expenses	531
Marketable Securities	21,883	Income taxes payable	16,179
Prepaid expenses	82	Deferred tax liabilities	15
Prepayments	5,698	Advance received	5,442
Short-term loans receivable	33,051	Deposits received	46
Accounts receivable-other	1,742		
Other	189	**Long-term liabilities**	**26,165**
		Long-term debt	11,321
Fixed assets	**355,817**	Accrued employees' retirement benefits	952
(Tangible fixed assets)	**9,498**		
Buildings	5,306	Accrued officers' retirement benefits	425
Structures	66		
Machinery and equipment	0	Long-term accounts payable	13,440
Vehicles and transportation equipment	23	Long-term deposits received	26
		Total liabilities	**49,543**
Tools and fixtures	100		
Land	4,001	**(Shareholders' equity)**	
		Common stock	**29,460**
(Intangible assets)	**79**		
Other	79	**Capital surplus**	**62,402**
		Additional paid-in capital	62,402
(Investments and other assets)	**346,239**		
Investment securities	159,956	**Retained earnings**	**312,149**
Investments in subsidiaries	168,351	Legal reserve	7,365
Investments in capital	194	Voluntary reserves	263,451
Long-term loans receivable	11,703	Reserve for dividends	1,500
Long-term prepaid expense	33	Reserve for foreign exchange fluctuations	1,000
Deferred tax assets	184		
Recoverable accounts under production sharing	87,445	Reserve for loss on overseas investments	1,233
Other	1,995	General reserve	259,718
Less allowance for doubtful accounts	(662)	Unappropriated retained earnings	41,332
Less allowance for investments in exploration	(82,963)	**Unrealized holding loss on securities**	**(289)**
		Treasury stock	**(0)**
		Total shareholders' equity	**403,722**
Total assets	**453,265**	**Total liabilities and shareholders' equity**	**453,265**

FY2006 semiannual Non-consolidated Statement of Income

(For the six months ended September 30, 2005)

(Amounts less than million yen are rounded off)

		Accounts	Amounts		
Ordinary income/loss	Operating income/loss	**Operational revenue**			
		Crude oil sales		18,966	
		Natural gas sales		101,266	120,232
		Operational expenses			
		Cost of crude oil sales	11,331		
		Cost of natural gas sales	31,379	42,711	
		Selling, general and administrative expenses		2,152	44,864
		Operating income			**75,368**
	Other income/loss	**Other income**			
		Interest income		626	
		Interest income on securities		179	
		Dividend income		1,815	
		Foreign exchange gains		1,207	
		Other		631	4,459
		Other expenses			
		Interest expense		196	
		Provision for allowance for investments in exploration		1,871	
		Other		82	2,150
	Ordinary income				77,677
Income before income taxes					77,677
Income taxes-current				42,831	
Income taxes-deferred				(83)	42,748
Net income					**34,929**
Retained earnings brought forward from previous year					6,403
Unappropriated retained earnings					**41,332**

Notes to semiannual non-consolidated balance sheet and statement of income

1. Significant accounting policies

(1) Valuation method of securities

Investments in subsidiaries and affiliates	Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities	
With a determinable market value	Other securities with a determinable market value are stated at fair value based on the end of semiannual financial period with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving average method.
Without a determinable market value	Other securities without a determinable market value are stated at cost determined by the moving average method.

(2) Depreciation method of fixed assets

Tangible fixed assets	Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method.
Intangible assets	Intangible assets are amortized by the straight-line method. Software for internal use is being amortized over a period of five years.

(3) Basis for allowances

Accrued employees' retirement benefits	Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the semiannual period.
Accrued officers' retirement benefits	Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules. This allowance is allowances provided in Article 43 of Commercial Code Enforcement Regulations.
Allowance for doubtful receivable	The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties.
Allowance for investments in exploration	The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.

(4) Consumption tax	Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.
(5) Recoverable accounts under production sharing	Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account.

2. Changes in Accounting Policies

Accounting Standard for Impairment of Fixed Assets	Effective the six months period ended September 30, 2005, the Company has adopted the "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for Impairment of Fixed Assets" ("Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board on October 31, 2003"). This change had no effect for the six months period ended September 30, 2005.

3. Monetary claims and liabilities to subsidiaries

Short-term monetary assets	¥7,103 million
Long-term monetary assets	¥11,658 million
Short-term monetary liabilities	¥17 million
Long-term monetary liabilities	¥10 million

4. Accumulated depreciation of tangible fixed assets ¥3,214 million
5. Significant leasing assets not recognized on the balance sheet
   26 electric computers under lease contracts
6. Pledged assets
   Cash and deposits ¥8,610 million
7. Outstanding balance of guarantee liabilities ¥107,930 million
8. The amount specified by Clause 3, Article 124 of the Commercial Code Enforcement Regulations ¥235 million
9. Trading volume with subsidiaries

Operational trading	¥6,968 million
Non-operational trading	¥1,005 million

10. Interim net income per share ¥18,194.20

FY2005 Non-consolidated Balance Sheet

(As of March 31, 2005)

(Amounts less than million yen are rounded off)

Accounts	Amounts	Accounts	Amounts
(Assets)		**(Liabilities)**	
Current assets	**74,722**	**Current liabilities**	**22,467**
Cash and deposits	24,802	Accounts payable-other	4,706
Accounts receivable-trade	15,207	Accrued expenses	480
Marketable securities	18,391	Income taxes payable	12,608
Prepaid expenses	77	Advance received	4,587
Deferred tax assets	11	Deposits received	84
Prepayments	97		
Short-term loans receivable	15,694	**Long-term liabilities**	**18,288**
Accounts receivable-other	308	Long-term debt	10,741
Other	131	Accrued employees' retirement benefits	870
Fixed assets	**343,255**	Accrued officers' retirement benefits	409
(Tangible fixed assets)	**9,640**	Long-term accounts payable	
Buildings	5,436	Long-term deposits received	6,205
Structures	69		62
Machinery and equipment	0	**Total liabilities**	**40,755**
Vehicles and transportation equipment	27		
		(Shareholders' equity)	
Tools and fixtures	104	**Common stock**	**29,460**
Land	4,001		
		Capital surplus	**62,402**
(Intangible assets)	**35**	Additional paid-in capital	62,402
Other	35		
		Retained earnings	**284,996**
(Investments and other assets)	**333,579**	Legal reserve	7,365
Investment securities	144,669	Voluntary reserves	225,709
Investments in subsidiaries	164,621	Reserve for dividends	1,500
Investments in capital	194	Reserve for foreign exchange fluctuations	1,000
Long-term loans receivable	17,265		
Long-term prepaid expenses	36	Reserve for loss on overseas investments	491
Deferred tax assets	53		
Recoverable accounts under production sharing	81,918	General reserve	222,718
		Unappropriated retained earnings	51,921
Other	6,552		
Less allowance for doubtful accounts	(631)	**Unrealized holding gain on securities**	**363**
Less allowance for investments in exploration	(81,100)	**Treasury stock**	**(0)**
		Total shareholders' equity	**377,222**
Total assets	**417,978**	**Total liabilities and shareholders' equity**	**417,978**

FY2005 Non-consolidated Statement of Income

(For the year ended March 31, 2005)

(Amounts less than million yen are rounded off)

		Accounts	Amounts		
Ordinary income/loss	Operating income/loss	**Operational revenue**			
		Crude oil sales		36,129	
		Natural gas sales		166,599	202,729
		Operational expenses			
		Cost of crude oil sales	22,589		
		Cost of natural gas sales	61,390	83,980	
		Selling, general and administrative expenses		5,193	89,173
		Operating income			**113,556**
	Other income/loss	**Other income**			
		Interest income		390	
		Interest income on securities		256	
		Dividend income		4,755	
		Other		1,025	6,427
		Other expenses			
		Interest expense		205	
		Provision for allowance for investments in exploration		4,595	
		Foreign exchange loss		1,929	
		Other		669	7,399
	Ordinary income				**112,584**
Income before income taxes					**112,584**
Income taxes-current				61,666	
Income taxes-deferred				152	61,819
Net income					**50,765**
Retained earnings brought forward from previous year					1,156
Unappropriated retained earnings at end of year					**51,921**

Notes to balance sheet and statement of income

1. Significant accounting policies

(1) Valuation method of securities	
Investments in subsidiaries and affiliates	Securities of Investments in subsidiaries and affiliates are stated at cost.determined by the moving average method.
Other securities	
With a determinable market value	Other securities with a determinable market value are stated at fair value based on the end of financial period with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving average method.
Without a determinable market value	Other securities without a determinable market value are stated at cost determined by the moving average method.
(2) Depreciation method of fixed assets	
Tangible fixed assets	Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method.
Intangible assets	Intangible assets are amortized by the straight-line method. Software for internal use is being amortized over a period of five years.
(3) Deferred assets	Deferred assets are charged to income as incurred.
(4) Basis for allowances	
Accrued employees' retirement benefits	Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the fiscal year.
Accrued officers' retirement benefits	Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules. This allowance is allowances provided in Article 43 of Commercial Code Enforcement Regulations.
Allowance for doubtful receivable	The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties.
Allowance for investments in exploration	The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.
(5) Consumption tax	Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax .
(6) Recoverable accounts under production sharing	Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account.

2. Monetary claims and liabilities to subsidiaries	
Short-term monetary assets	¥2,042 million
Long-term monetary assets	¥17,217 million
Short-term monetary liabilities	¥19 million
Long-term monetary liabilities	¥46 million
3. Accumulated depreciation of tangible fixed assets	¥3,070 million
4. Significant leasing assets not recognized on the balance sheet	
25 electric computers under lease contracts	
5. Collateralized assets	
Term deposit	¥8,200 million
6. Outstanding balance of guarantee liabilities	¥101,014 million
7. The amount specified by Clause 3, Article 124 of the Commercial Code Enforcement Regulations	¥716 million

8. Trading volume with subsidiaries

Operational trading	¥15,863 million
Non-operational trading	¥1,762 million

9. Net income per share ¥26,717.47

[Teikoku Oil Co., Ltd.]

Non-consolidated Balance Sheets for the Third Quarter
(As of September 30, 2005)

(Millions of yen)

Assets		Liabilities	
Current assets	32,547	Current liabilities	21,703
Cash and bank deposits	9,065	Accounts payable-trade	2,863
Accounts receivable-trade	7,439	Current portion of long-term debt	3,812
Marketable securities	8,099	Accounts payable-other	12,855
Finished products	2,714	Income taxes payable	145
Consigned goods for petroleum refinery	168	Business tax payable	8
Work in process	378	Accrued expenses	1,763
Raw materials and supplies	876	Deposit received	48
Advance money	17	Other current liabilities	206
Accounts receivable-other	2,111	Long-term liabilities	50,293
Deferred tax assets	301	Long-term debt	21,357
Other current assets	1,374	Deferred tax liabilities	21,748
Fixed assets	216,355	Accrued employees' retirement benefits	6,149
Property, plant and equipment	109,753	Accrued officers' retirement benefits	653
Buildings	6,521	Accrued estimated cost of abandonment of wells	273
Structures	64,034	Other long-term liabilities	109
Wells	560	Total Liabilities	71,996
Machinery and equipment	8,703	Shareholders' Equity	
Vehicles and transportation equipment	4	Common stock	19,579
Tools, furniture and fixtures	130	Capital surplus	11,228
Land	7,712	Additional paid-in capital	11,222
Construction in progress	21,967	Other capital surplus	6
Wells in progress	117	Gain from disposal of treasury stock	6
Intangible assets	588	Retained earnings	109,963
Mining rights	0	Legal reserves	3,401
Rights of utilization	107	Voluntary reserves	75,981
Software	299	Reserve for exploration	6,633
Other intangible assets	181	Reserve for advanced depreciation of fixed assets	714
Investments and other assets	106,014	Special account reserve for advanced depreciation of fixed assets	38
Investments in securities	94,265	Reserve for special depreciation	2,223
Investments in stocks of subsidiaries	19,817	Reserve for losses on overseas investments	508
Long-term loans receivable	1,621	Reserve for exploration investments	6,163
Long-term prepaid expenses	7	General reserve	59,700
Other investments	1,873	Unappropriated retained earnings for the period	30,581
Less allowance for doubtful accounts	(3)	Net unrealized holding gains on securities	36,833
Less allowance for losses on overseas investments	(11,567)	Treasury stock	(698)
		Total Shareholders' Equity	176,906
Total Assets	248,903	Total Liabilities and Shareholders' Equity	248,903

Non-consolidated Statement of Income for the Third Quarter
(From January 1, 2005, to September 30, 2005)

(Millions of yen)

Account title			Amount	
Ordinary Income and Expenses	Operating Income and Expenses	Operating revenues		
		Net sales		53,693
		Operating expenses		
		Cost of sales	32,985	
		Exploration expenses	2,592	
		Exploration expenses	2,646	
		Exploration subsidy	(54)	
		Selling, general and administrative expenses	11,172	46,749
		Operating income		6,943
	Non-operating Income and Expenses	Non-operating income		
		Interest income	101	
		Dividend income	5,595	
		Oil and gas royalties earned	534	
		Other non-operating income	303	6,535
		Non-operating expenses		
		Interest expense	255	
		Provision for allowance for losses on overseas investments	389	
		Provision for accrued estimated cost of abandonment of wells	21	
		Other non-operating expenses	101	768
	Ordinary income			12,711
Extraordinary Income and Losses		Extraordinary income		
		Gain on sales of fixed assets	102	102
		Extraordinary losses		
		Impairment loss on fixed assets	275	275
Income before income taxes				12,537
Income taxes-current			1,438	
Income taxes-deferred			(214)	1,223
Net income for the period				11,313
Unappropriated retained earnings brought forward				20,640
Interim dividend				1,372
Unappropriated retained earnings for the period				30,581

Notes to the Non-consolidated Balance Sheets and the Statement of Income for the Third Quarter

1. Significant Accounting Policies

(1) Valuation basis and method for securities

1) Investment in stocks of subsidiaries and affiliates	Stated at cost determined by the moving-average method.

2) Other securities

Other securities with a determinable market value are stated at fair value on the balance-sheets date with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Other securities without a determinable market value are stated at cost.

Cost of securities sold is determined by the moving-average method.

(2) Valuation basis and method for inventories

1) Finished products	Stated at the lower of cost or market, cost being determined by the moving average method.
2) Consigned goods for petroleum refinery	Stated at cost determined by the moving-average method.
3) Raw materials and supplies	Stated at cost determined by the moving-average method.
4) Work in process	Stated at cost determined by the specific identification method.

(3) Depreciation method of fixed assets

1) Property, plant and equipment	The depreciation of property, plant and equipment is computed by the straight-line method. However, wells are depreciated to the residual value of substantially zero.
2) Intangible assets	The amortization of intangible assets is computed by the straight-line method. Computer software for internal use is amortized by the straight-line method over the estimated useful life (5 years).

(4) Deferred charges	Charged to income at actual disbursements.

(5) Accounting standards for reserves and allowances

1) Allowance for doubtful accounts	The allowance for doubtful accounts is provided for possible losses from bad debt at an amount estimated based on a loan-loss ratio for normal accounts, plus anticipated uncollectible amounts determined by reference to the collectibility of individual doubtful accounts.
2) Allowance for losses on overseas investments	The allowance for losses on overseas investments is provided for possible losses arising from investments in the development of natural resources at an amount determined by the Company with reference to the net worth of the investees and certain other factors.
3) Accrued employees' retirement benefits	The accrued employees' retirement benefits are provided at an amount considered to have accrued at the balance-sheets date, which is calculated based on the projected retirement benefit obligation and the fair value of the pension plan assets as of December 31, 2005, as adjusted for unrecognized actuarial gain or loss. Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 10 years, which is shorter than the average remaining years of service of the employees.
4) Accrued officers' retirement benefits	The accrued offisers' retirement benefits are provided for possible payments at an amount that would be required to be paid in accordance with the Company's internal rules if all eligible directors and statutory auditors resigned their positions as of the balance-sheets date. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5) Accrued estimated cost of abandonment of wells	The accrued estimated cost of abandonment of wells is provided to cover the costs to be incurred upon the abandonment of wells at an estimated amount allocated over a scheduled period based on the Company's plan for the abandonment of such wells. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.
(6) Accounting for leases	Finance leases which are not deemed to transfer ownership of leased property to lessee are accounted for in the same manner as rental transactions.
(7) Accounting for hedging activities	
1) Hedge accounting	The preferential treatment is applied to interest rate swaps.
2) Hedging instruments and hedged items	
Hedging instruments:	Interest rate swaps
Hedged items:	Interest expense of borrowings
3) Hedging policy	The Company does not make speculative transactions under the policy of limiting its derivative transactions within the range of real demand.
4) Assessment of the effectiveness of hedging	The effectiveness assessment is omitted because interest rate swaps are qualified for preferential treatment.
(8) Accounting for consumption taxes	Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

2. Change in accounting policy

Accounting standard on the impairment loss of fixed assets	Pursuant to the "Accounting Standard on the Impairment loss of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for the Impairment loss of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for the Impairment loss of Fixed Assets" (Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003), which became applicable to the financial statements for the business year ended March 31, 2004, the Company has adopted the accounting standard and the implementation guideline, effective from the nine-month period ended September 30, 2005. As a result, income before income taxes for the third quarter under review decreased ¥275 million compared with the computation under the previous accounting method. The accumulated impairment loss was directly deducted from each of the relevant assets.

3. Monetary receivables due from and payables due to subsidiaries

Short-term monetary receivables due from subsidiaries	¥352 million
Long-term monetary receivables due from subsidiaries	¥394 million
Short-term monetary payables due to subsidiaries	¥4,920 million
Long-term monetary payables due to subsidiaries	¥9 million

4. Accumulated depreciation for property, plant and equipment ¥111,838 million

5. Balance of liabilities for guarantee ¥10,141 million

6. Assets pledged as collateral

Investments in securities	¥10,148 million
Property, plant and equipment	¥6,558 million

7. Net assets as stipulated in Article 124, Item 3, of the Commercial Code Enforcement Regulations	¥36,833 million
8. Sales to subsidiaries	¥905 million
9. Purchases from subsidiaries	¥1,399 million
10. Non-operating transactions with subsidiaries	¥27 million
11. Net income per share for the third quarter	¥37.09
12. Amounts less than one million yen are truncated.	

[Teikoku Oil Co., Ltd.]

Non-consolidated Balance Sheets for the Fiscal Year Ended December 31, 2004

(As of December 31, 2004)

(Millions of yen)

Assets		Liabilities	
Current assets	21,217	Current liabilities	22,278
Cash and bank deposits	6,191	Accounts payable-trade	2,188
Accounts receivable-trade	8,421	Short-term debt	380
Marketable securities	1,617	Current portion of long-term debt	3,245
Finished products	2,493	Accounts payable-other	12,542
Consigned goods for petroleum refinery	116	Income taxes payable	1,517
Work in process	264	Business tax payable	13
Raw materials and supplies	875	Accrued expenses	1,940
Advance money	10	Deposit received	242
Accounts receivable-other	594	Other current liabilities	206
Deferred tax assets	152	Long-term liabilities	33,312
Other current assets	480	Long-term debt	12,379
Fixed assets	186,666	Deferred tax liabilities	12,607
Property, plant and equipment	104,988	Accrued employees' retirement benefits	5,892
Buildings	6,733	Accrued officers' retirement benefits	928
Structures	67,939	Accrued estimated cost of abandonment of wells	326
Wells	1,153	Other long-term liabilities	1,177
Machinery and equipment	9,535	Total Liabilities	55,590
Vehicles and transportation equipment	7	Shareholders' Equity	
Tools, furniture and fixtures	130	Common stock	19,579
Land	7,768	Capital surplus	11,225
Construction in progress	11,713	Additional paid-in capital	11,222
Wells in progress	7	Other capital surplus	2
Intangible assets	567	Gain from disposal of treasury stock	2
Mining rights	3	Retained earnings	101,446
Rights of utilization	130	Legal reserves	3,401
Software	316	Voluntary reserves	76,100
Other intangible assets	117	Reserve for exploration	6,790
Investments and other assets	81,110	Reserve for advanced depreciation of fixed assets	578
Investments in securities	68,932	Special account reserve for advanced depreciation of fixed assets	130
Investment in stocks of subsidiaries	21,454	Reserve for special depreciation	2,476
Long-term loans receivable	1,162	Reserve for losses on overseas investments	508
Long-term prepaid expenses	13	Reserve for exploration investments	5,915
Other investments	1,897	General reserve	59,700
Less allowance for doubtful accounts	(3)	Unappropriated retained earnings	21,944
Less allowance for losses on overseas investments	(12,347)	Net unrealized holding gains on securities	20,521
		Treasury stock	(479)
		Total Shareholders' Equity	152,293
Total Assets	207,883	Total Liabilities and Shareholders' Equity	207,883

[Teikoku Oil Co., Ltd.]

Non-consolidated Statement of Income for the Fiscal Year Ended December 31, 2004

From January 1, 2004, to December 31, 2004

(Millions of yen)

Account title			Amount	
Ordinary Income and Expenses	Operating Income and Expenses	Operating revenues		
		Net sales		66,246
		Operating expenses		
		Cost of sales	41,145	
		Exploration expenses	3,485	
		Exploration expenses	3,615	
		Exploration subsidy	(129)	
		Selling, general and administrative expenses	14,729	59,360
		Operating income		6,885
	Non-operating Income and Expenses	Non-operating income		
		Interest income	126	
		Dividend income	2,706	
		Oil and gas royalties earned	584	
		Reversal of reserve for losses on overseas investments	371	
		Other non-operating income	408	4,197
		Non-operating expenses		
		Interest expense	319	
		Provision for accrued estimated cost of abandonment of wells	146	
		Other non-operating expenses	317	784
	Ordinary income			10,298
Extraordinary Income and Losses		Extraordinary income		
		Gain on sales of fixed assets	138	
		Reversal of allowance for doubtful accounts	8	147
Income before income taxes				10,446
Income taxes-current			1,970	
Income taxes-deferred			(526)	1,443
Net income				9,002
Unappropriated retained earnings brought forward				13,858
Interim dividend				915
Unappropriated retained earnings				21,944

Notes to the Non-consolidated Balance Sheets and the Statement of Income for the Fiscal Year Ended December 31, 2004

1. Significant Accounting Policies

(1) Valuation basis and method for securities

1) Investment in stocks of subsidiaries and affiliates — Stated at cost determined by the moving-average method.

2) Other securities

Other securities with a determinable market value are stated at fair value on the balance-sheets date with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Other securities without a determinable market value are stated at cost.

Cost of securities sold is determined by the moving-average method.

(2) Valuation basis and method for inventories

1) Finished products	Stated at the lower of cost or market, cost being determined by the moving- average method.
2) Consigned goods for petroleum refinery	Stated at cost determined by the moving-average method.
3) Raw materials and supplies	Stated at cost determined by the moving-average method.
4) Work in process	Stated at cost determined by the specific identification method.

(3) Depreciation method of fixed assets

1) Property, plant and equipment	The depreciation of property, plant and equipment is computed by the straight-line method. However, wells are depreciated to the residual value of substantially zero.
2) Intangible assets	The amortization of intangible assets is computed by the straight-line method. Computer software for internal use is amortized by the straight-line method over the estimated useful life (5 years).

(4) Deferred charges — Charged to income at actual disbursements.

(5) Accounting standards for reserves and allowances

1) Allowance for doubtful accounts	The allowance for doubtful accounts is provided for possible losses from bad debt at an amount estimated based on a loan-loss ratio for normal receivables, plus anticipated uncollectible amounts determined by reference to the collectibility of individual doubtful accounts.
2) Allowance for losses on overseas investments	The allowance for losses on overseas investments is provided for possible losses arising from investments in the development of natural resources at an amount determined by the Company with reference to the net worth of the investees and certain other factors.
3) Accrued employees' retirement benefits	The accrued employees' retirement benefits are provided at an amount calculated based on the projected retirement benefit obligation and the fair value of the pension plan assets as of December 31, 2004, as adjusted for unrecognized actuarial gain or loss. Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 10 years, which is shorter than the average remaining years of service of the employees.
4) Accrued officers' retirement benefits	The accrued officers' retirement benefits are provided for possible payments at an amount that would be required to be paid in accordance with the Company's internal rules if all eligible directors and statutory auditors resigned their positions as of the balance-sheets date. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5) Accrued estimated cost of abandonment of wells	The accrued estimated cost of abandonment of wells is provided to cover the costs to be incurred upon the abandonment of wells at an estimated amount allocated over a scheduled period based on the Company's plan for the abandonment of such wells. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.
(6) Accounting for leases	Finance leases which are not deemed to transfer ownership of leased property to lessee are accounted for in the same manner as rental transactions.
(7) Accounting for hedging activities	
1) Hedge accounting	The preferential treatment is applied to interest rate swaps.
2) Hedging instruments and hedged items	
Hedging instruments:	Interest rate swaps
Hedged items:	Interest expense of borrowings
3) Hedging policy	The Company does not make speculative transactions under the policy of limiting its derivative transactions within the range of real demand.
4) Assessment of the effectiveness of hedging	The effectiveness assessment is omitted because interest rate swaps are qualified for preferential treatment.
(8) Accounting for consumption taxes	Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

2. Monetary receivables and payables with subsidiaries		
	Short-term monetary receivables due from subsidiaries	¥506 million
	Long-term monetary receivables due from subsidiaries	¥539 million
	Short-term monetary payables due to subsidiaries	¥6,211 million
	Long-term monetary payables due to subsidiaries	¥9 million
3. Accumulated depreciation for property, plant and equipment		¥106,420 million
4. Advanced depreciation of property, plant and equipment during the year under review		¥13 million
5. Balance of liabilities for guarantee		¥9,192 million
6. Assets pledged as collateral		
	Investments in securities	¥10,713 million
	Property, plant and equipment	¥7,489 million
7. Net assets as stipulated in Article 124, Item 3, of the Commercial Code Enforcement Regulations		¥20,521 million
8. Sales to subsidiaries		¥865 million
9. Purchases from subsidiaries		¥1,737 million
10. Non-operating transactions with subsidiaries		¥10 million
11. Net income per share		¥29.33
12. Amounts less than one million yen are truncated.		

EXHIBIT 3

Note: This represents a translation, for reference and convenience only, of the original notice issued in Japanese. In the event of any discrepancies between the Japanese and English versions, the former shall prevail.

(Code NO. 1601)
January 5, 2006

To our shareholders:

Teikoku Oil Co., Ltd.
1-31-10, Hatagaya , Shibuya-ku, Tokyo, Japan

Notice for the extraordinary shareholders' meeting

You are cordially invited to attend the extraordinary shareholders' meeting of Teikoku Oil Co., Ltd.

In case that you are unable to attend the meeting in person, the company requests that you examine the reference document attached hereto entitled "Reference Document for the Exercise of Voting Right," indicate your approval or disapproval of the proposal on the enclosed proxy voting form and return it with your seal in order to exercise your voting right.

Very truly yours,
Masatoshi Sugioka,
President

Description

1. Time and Date: Tuesday, January 31, 2006 at 10:00 A.M.
2. Location: Keio Plaza Hotel Tokyo, South Building, 5F, "Eminence Hall"
   2-2-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan
   (This extraordinary shareholders' meeting will be held at a different site from the general shareholders' meeting.)
3. Matters Consulting the Purpose of the meeting:
   Matters to be Resolved:

   Agenda Establishment of the Parent Company through a Stock Transfer
   Please refer to pages 2–46, "Reference Document for the Exercise of Voting Rights" and "Reference Document for the Inducement of the Proxy Exercise of Voting Rights"

- END -

Note: If you are attending the meeting in person, please submit the enclosed proxy voting form at the reception desk of the meeting.

Reference Document for the Exercise of Voting Rights and Reference Document for the Inducement of the Proxy Exercise of Voting Rights

1. The Proxy Exercise of Voting Rights is Induced by

Teikoku Oil Co., Ltd.
Representative Director and President:
Masatoshi Sugioka

2. Number of Voting Rights Held by All Shareholders:

299,609

3. Proposed Agenda Items and References

Agenda: Establishment of the Parent Company through a Stock Transfer

1. Reasons for the stock transfer

While the demand of oil and natural gas is growing rapidly due to economic growth led by the United States and China, historical restraint of development investment under the low oil price environment and the unstable situation in the Middle East have resulted in a continuous rise in oil and gas prices.

In such an environment, Teikoku Oil Co., Ltd., is committed to the following management agenda: strive for further progress, complete development in the domestic natural gas sector centering on the plentiful reserves of the Minami-Nagaoka gas field and vigorously expand the domestic and overseas oil and natural gas upstream sectors, directing cash flows provided by the domestic business overseas. The foundation of the domestic natural gas business, to which the Company has devoted substantial resources, will be completed in a few years, thereby establishing a stable, long-term revenue source. Thus, Teikoku Oil Co., Ltd., has reached a new stage of full-scale upstream overseas expansion.

Competition for acquiring resources has become more intense than ever, as countries such as China and India are striving to secure upstream assets in the Middle East, Africa, Latin America and the Caspian Sea area, and major oil development companies are strengthening competitiveness through mergers and acquisitions. To ensure sustainable growth in such a competitive environment, the immediate establishment of an operational foundation with competitiveness is crucial.

Based on this recognition, Teikoku Oil Co., Ltd., and INPEX have decided to integrate the two companies in order to establish a firm position in the global market, by establishing a diversified asset portfolio, reinforcing a solid financial base, concentrating technological capabilities for resource development, and acquiring interests in promising projects.

This proposal is submitted to ask for an approval to establish "INPEX Holdings Inc." as the parent company of Teikoku Oil Co., Ltd., and INPEX and to become a wholly owned subsidiary of the parent company through the stock transfer pursuant to Article 364 of the Commercial Code of Japan for the purpose mentioned above.

In addition, after establishment of "INPEX Holdings Inc.", we plan to become an operational holding company through merger of "INPEX Holding Inc.", Teikoku Oil Co., Ltd., and INPEX at the timing of June, 2008, in order to further secure an efficient and proactive management structure.

2. Contents of the stock transfer

(1) Articles of Incorporation of the parent company to be established

Contents of Articles of Incorporation of "INPEX Holdings Inc." shall be described later in "Articles of Incorporation of INPEX Holdings Inc." (on pages 20–29).

(2) Type and number of shares to be issued by the parent company to be established through a stock transfer

"INPEX Holdings Inc." will issue the following types and number of shares in the course of the stock transfer:

Common stock	2,360,659.95 shares
Special class share	1 share

However, if Teikoku Oil Co., Ltd., and INPEX retire their own shares prior to the date of stock transfer, the number of common shares to be issued will be reduced by the number of the shares to be allotted in exchange for the shares retired by Teikoku Oil Co., Ltd., and INPEX. In addition, the joint-holding company will employ the odd lot share method.

(3) Share allocation to shareholders of Teikoku Oil Co., Ltd., and INPEX

Based on the following ratio, shares of "INPEX Holdings Inc." shall be allocated to shareholders of Teikoku Oil Co., Ltd., and INPEX (hereinafter, including beneficial shareholders) listed or recorded in the final shareholders' register (hereinafter, including the register of beneficial shareholders) on the day before the date of stock transfer.

1. 0.00144 "INPEX Holdings Inc." common share will be allotted in exchange for 1 common share of Teikoku Oil Co., Ltd.
2. 1 "INPEX Holdings Inc." common share will be allotted in exchange for 1 INPEX common share.
3. 1 "INPEX Holdings Inc." special class share will be allocated for 1 INPEX special class share

Teikoku Oil Co., Ltd. employs the stock unit method at 1,000 shares per unit, and INPEX employs the odd-lot share method.

(4) Retirement of the treasury stocks

Teikoku Oil Co., Ltd., and INPEX will retire all of their then existing treasury stock at an appropriate day pursuant to the Commercial Code of Japan prior to the date of stock transfer.

(5) Capital and capital reserve of the parent company to be established

1. Capital	30.0 billion yen
2. Additional paid-in capital	The amount, deducted capital amount mentioned above and stock transfer payments paid to shareholders defined in (6) mentioned below, from the sum of existing capital of Teikoku Oil Co., Ltd., and INPEX at the day of stock transfer

(6) Stock transfer payments (The amounts to be paid to shareholders)

"INPEX Holdings Inc." will pay a stock transfer payment of ¥3 for each common share in Teikoku Oil Co., Ltd., to shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku Oil Co., Ltd., on the day before the stock transfer date within three months of the stock transfer date, in place of a dividend.

However, the amounts of stock transfer payments may be changed upon consultation between Teikoku Oil Co., Ltd., and INPEX in light of the circumstances, including the condition of assets and liabilities of Teikoku Oil Co., Ltd., changes in general economic conditions and others.

(7) Timing of the stock transfer

The date of the stock transfer shall be on April 3, 2006, and registration of incorporation of "INPEX Holdings Inc." shall be applied for on the same day. However, the date may be changed upon consultation between Teikoku Oil Co., Ltd., and INPEX if necessary due to procedure for the stock transfer, etc.

(8) Dividend limits until the stock transfer date (including the case that dividends are paid after the date of stock transfer, although the dividend record date is before the date of stock transfer)

1. Teikoku Oil Co., Ltd. will be able to pay dividends on profits up to ¥4.50 per common share or to a total of ¥1,372,504,000 to shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku Oil Co., Ltd. on December 31, 2005.
2. INPEX will pay dividends on profits up to ¥5,500 per common share and per special class share, up to a total of ¥10,559,081,000, to shareholders and registered pledges listed or recorded in the final shareholders' register of INPEX on March 31, 2006.

(9) Issuance of special class shares

"INPEX Holdings Inc." will issue one special class share, which has rights equal to a special class share of INPEX, pursuant to its Articles of Incorporation and allot it to the Minister of Economy, Trade and Industry.

"INPEX Holdings Inc." also specifies in its Articles of Incorporation that approval not only at a shareholders' meeting or a board of directors' meeting but also at a special class shareholders' meeting is required for resolutions of certain major corporate management actions and transactions, specifically, the "appointment and removal of directors," "a sale or other disposition of important assets," "an amendment to the Articles of Incorporation," a "merger," a "reduction of capital" or a "dissolution." Regarding the "appointment and removal of directors" and a "merger," there is a condition whereby the voting rights can be executed if at least 20% of the total voting rights of the shareholders relating to the common stock of the company are held by a Single Shareholder of common stock of the company other than a Public Entity (an independent administrative institution wholly funded by a national government), or such Single Shareholder and its Coholder.

The Minister of Economy, Trade and Industry, the holder of our special class share, formulated and notified the Company of the guidelines concerning the standard for exercise of the voting rights by the special class share. The guidelines for exercising the special class shareholder's voting rights are as follows:

1. Appointment and removal of directors

- Requirement for exercising the special class voting rights: At least 20% of the total voting rights of the shareholders relating to the common stock of the company are held by a Single Shareholder of common stock of the company other than a Public Entity or such Single Shareholder and its Coholder.
- Requirement for exercising a veto: In case it is determined that a proposed action or transaction by the Company, a core company of our nation, would likely result in the Company's being managed in a manner inconsistent with, or such transaction would likely have an adverse effect on, the goal of securing a cost-effective, stable energy supply for Japan.

2. A sale or other disposition of important assets

- Requirement for exercising the special class voting rights: A sale or other disposal of assets constituting 20% or more of our most recent consolidated total assets or generating net sales of 20% or more of our most recent consolidated total net sales (including subsidiaries).
- Requirement for exercising a veto: In case it is determined that a proposed action or transaction by the Company, a core company of our nation, would likely result in the Company's being managed in a manner inconsistent with, or such transaction would likely have an adverse effect on, the goal of securing a cost-effective, stable energy supply for Japan.

3. An amendment to the Articles of Incorporation

- Requirement for exercising the special class voting rights:

  1. For the purpose of changing the Company's corporate purposes

  2. For the purpose of granting voting rights to classes of capital stock other than the Company's common stock and the special class share.

- Requirement for exercising a veto:

  1. Regarding purpose No. 1 above: In case it is determined that a proposed action or transaction by the Company, a core company of our nation, would likely result in the Company's being managed in a manner inconsistent with, or such transaction would likely have an adverse effect on, the goal of securing a cost-effective, stable energy supply for Japan.

  2. Regarding purpose No. 2 above: In case an amendment to the Articles of Incorporation would likely have an adverse effect on the exercise of the special class shareholder's voting rights.

4. Merger

- Requirement for exercising the special class voting rights:

  1. A merger, a share exchange and a share transfer in case at least 20% of the total voting rights of shareholders relating to the common stock of the company are held by a Single Shareholder of the common stock of the company other than a Public Entity or such Single Shareholder and its Coholder.

  2. The surviving entity after the merger or share exchange ceases to be INPEX CORPORATION or a holding company after the merger through a share exchange does not issue similar class shares.

- Requirement for exercising a veto: In case it is determined that a proposed action or transaction by the Company, a core company of our nation, would likely result in the Company's being managed in a manner inconsistent with, or such transaction would likely have an adverse effect on, the goal of securing a cost-effective, stable energy supply for Japan.

5. Reduction of capital:

- Requirement for exercising the special class voting rights: For reimbursement to shareholders
- Requirement for exercising a veto: In case it is determined that a proposed action or transaction by the Company, a core company of our nation, will likely result in the Company's being managed in a manner inconsistent with, or such transaction would likely have an adverse effect on, the goal of securing a cost-effective, stable energy supply for Japan.

6. Dissolution:

- Requirement for exercising the special class voting rights: Dissolution of the company
- Requirement for exercising a veto: In case it is determined that a proposed action or transaction by the Company, a core company of our nation, will likely result in the Company's being managed in a manner inconsistent with, or such transaction would likely have an adverse effect on, the goal of securing a cost-effective, stable energy supply for Japan.

As described above, the veto power by a special class share of INPEX is restricted, and the same guidelines will apply to a special class share issued by "INPEX Holdings Inc."

Thus, a special class share can prevent an unnecessary management takeover, the purchase of companies for profiteering or executives' making management decisions on their own judgment. Regarding the execution of a veto, the subjects are restricted and precise guidelines are formulated as a minimum measure for higher transparency so as not to inhibit management efficiency and flexibility.

(10) Board of Directors of the parent company to be established

Board of Directors of "INPEX Holdings Inc." are as follows:

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of Teikoku Oil Co., Ltd., and INPEX held
Kunihiko Matsuo August 9, 1935	April 1958	Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry)	Teikoku Oil Co., Ltd. 0 shares INPEX 12 shares
	June 1988	Director-General of Small and Medium Enterprise Agency	
	July 1989	Vice President of Japan National Oil Corporation	
	July 1992	Advisor to INPEX	
	June 1993	Executive Senior Vice President of INPEX	
	June 1996	President of INPEX	
	June 2005	Chairman of INPEX (current)	
	[Representatives of other companies assumed] As described on Page 11		
Akira Isono September 27, 1934	April 1958	Joined Teikoku Oil	Teikoku Oil Co., Ltd. 69,000 shares INPEX 0 shares
	April 1984	General Manager of Accounting & Finance Department of Teikoku Oil	
	March 1985	Senior General Manager of Teikoku Oil	
	March 1987	Director of Teikoku Oil	
	March 1989	Managing Director of Teikoku Oil	
	March 1994	Senior Managing Director of Teikoku Oil	
	March 1995	Representative Director & Executive Vice President of Teikoku Oil	
	March 1999	Representative Director & President of Teikoku Oil	
	March 2005	Representative Director and Chairman of Teikoku Oil (current)	
	[Representatives of other companies assumed] As described on Page 11		
Masatoshi Sugioka January 1, 1945	April 1968	Joined Teikoku Oil	Teikoku Oil Co., Ltd. 29,000 shares INPEX 0 shares
	April 1994	General Manager of Engineering Department of Teikoku Oil	
	March 1995	Senior General Manager of Teikoku Oil	
	March 1996	Director of Teikoku Oil	
	March 1999	Managing Director of Teikoku Oil	
	March 2002	Senior Managing Director of Teikoku Oil	
	March 2005	Representative Director & President of Teikoku Oil (current)	
	[Representatives of other companies assumed] As described on Page 11		

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of Teikoku Oil Co., Ltd., and INPEX held
Naoki Kuroda December 18, 1940	April 1963 June 1992 August 1993 August 1995 June 1996 June 1999 April 2001 August 2004 September 2004 June 2005	Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) Director-General of the Agency of Natural Resources and Energy Advisor to the Bank of Tokyo / Advisor to the Sumitomo Marine Insurance (current Bank of Tokyo-Mitsubishi / Mitsui Sumitomo Insurance Advisor to Sumitomo Corporation Managing Executive Director of Sumitomo Corporation Part-time Director of INPEX Executive Vice President of Sumitomo Corporation Senior advisor to Sumitomo Corporation Executive Senior Vice President of INPEX President of INPEX (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 10 shares
	[Representatives of other companies assumed] As described on Page 11		
Hisatake Matsuno August 25, 1944	April 1967 March 1993 March 1993 March 1996 March 1999 March 2002 March 2005	Joined Teikoku Oil General Manager of Corporate Management Department & LNG Project Department of Teikoku Oil Senior General Manager of Teikoku Oil Director of Teikoku Oil Managing Director of Teikoku Oil Representative Director & Executive Vice President of Teikoku Oil (current) President of Marketing Division of Teikoku Oil (current)	Teikoku Oil Co., Ltd. 47,000 shares INPEX 0 share
Katsujiro Kida October 6, 1944	April 1968 June 1994 July 1995 June 1998 June 2000 June 2003 June 2005 September 2005	Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) Deputy Director-General's Secretariat of National Land Agency (current Ministry of Land, Infrastructure and Transport) Executive Director of Japan Key Technology Center (current New Energy and Industrial Technology Development Organization) Director of INPEX Managing Director of INPEX Executive Managing Director of INPEX Executive Senior Vice President of INPEX (current) COO of Corporate Strategy & Administration Division (current) and Oil & Gas Business Division of INPEX (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 8 shares
	[Representatives of other companies assumed] As described on Pages 11		

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company	Number of shares of Teikoku Oil Co., Ltd., and INPEX held
Mutsuhisa Fujii June 22, 1942	April 1966 Joined The Industrial Bank of Japan, Limited (current Mizuho Corporate Bank, Ltd.) June 1995 Director of The Industrial Bank of Japan, Limited July 1996 Executive Managing Director of Pension Welfare Service Public Corporation April 2001 Executive Managing Director of Government Pension Investment Fund June 2002 Managing Director of INPEX June 2003 Executive Senior Managing Director of INPEX June 2005 Executive Senior Vice President of INPEX September 2005 Executive Senior Vice President & COO of Accounting, Finance & Logistics Division of INPEX (current) [Representatives of other companies assumed] As described on Page 11	Teikoku Oil Co., Ltd. 0 shares INPEX 8 shares
Takeshi Maki August 15, 1942	April 1967 Joined Teikoku Oil March 1993 General Manager of Production Department of Teikoku Oil March 1993 Senior General Manager of Teikoku Oil March 1995 General Manager of Niigata District Office of Teikoku Oil March 1995 Director of Teikoku Oil March 1999 Managing Director of Teikoku Oil March 2002 Senior Managing Director of Teikoku Oil March 2005 Representative Director & Executive Vice President of Teikoku Oil (current) [Representatives of other companies assumed] As described on Page 11	Teikoku Oil Co., Ltd. 57,000 shares INPEX 0 shares
Seiji Yui March 17, 1949	April 1975 Joined INPEX June 2000 Director, General Manager of Jakarta Office March 2003 Director, Manager of Exploration Department 1 and Exploration Department 2 June 2003 Managing Director of INPEX (current) April 2004 Managing Director of Japan Oil Development Co., Ltd. (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 5 shares
Masaharu Sano April 17, 1951	April 1974 Joined Teikoku Oil March 1999 General Manager of Technical Department of Teikoku Oil April 2000 General Manager of Technical Planning Department of Teikoku Oil March 2001 Senior General Manager of Teikoku Oil March 2001 General Manager of New Ventures Department, International Projects Division of Teikoku Oil March 2002 Director of Teikoku Oil March 2005 Managing Director of Teikoku Oil (current) March 2005 President of International Projects Division / Domestic Offshore Division of Teikoku Oil (current) [Representatives of other companies assumed] As described on Page 11	Teikoku Oil Co., Ltd. 15,000 shares INPEX 0 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of Teikoku Oil Co., Ltd., and INPEX held
Akinori Sakamoto February 3, 1951	April 1974 March 1999 April 2000 March 2001 March 2002 November 2002 March 2005	Joined Teikoku Oil General Manager of Construction & Maintenance Department of Teikoku Oil General Manager of Construction & Maintenance Department, Domestic Operating Division of Teikoku Oil Senior General Manager of Teikoku Oil Director of Teikoku Oil (current) Vice President of Pipeline Construction Division of Teikoku Oil (current) Vice President of Domestic Operating Division of Teikoku Oil (current) & General Manager of Niigata District Office of Teikoku Oil (current)	Teikoku Oil Co., Ltd. 16,000 shares INPEX 0 shares
	[Representatives of other companies assumed] As described on Page 11		
Seiya Ito September 14, 1954	April 1977 June 1999 October 2000 April 2002 June 2003 November 2004 September 2005	Joined INPEX General Manager of Secretary Department General Manager and Project Coordinator of Gas Business Department 2 (Management of Planning & New Ventures Department) General Manager of Corporate Planning & Management Department Director (current) General Manager of Corporate Planning & Management Department & General Manager of Public Affairs Department Assistant COO of Corporate Strategy & Administration Division (current), General Manager of Corporate Strategy & Planning Unit (current)/ General Manager of Public Affairs Unit (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 3 shares
Kazuo Wakasugi March 22, 1931	April 1953 June 1984 September1986 June 1993 May 1995 June 1995 June 1996 June 2001	Joined Ministry of International Trade and Industry (current Ministry of Economy, Trade and Industry) Vice-Minister for Ministry of International Trade and Industry Advisor to Long-Term Credit Bank of Japan, Ltd. Representative Director & Executive Senior Vice President of Mitsubishi Electric Corporation Advisor to Japan Petroleum Exploration Co., Ltd. ("JAPEX") President & Chief Executive officer of JAPEX Part-time Director of INPEX (current) Chairman of JAPEX (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 0 shares
	[Representatives of other companies assumed] As described on Page 11–12		

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of Teikoku Oil Co., Ltd., and INPEX held
Hisanori Yoshimura August 4, 1945	April 1968	Joined Mitsubishi Corporation	Teikoku Oil Co., Ltd. 0 shares INPEX 0 shares
	June 2001	Senior Vice President & Division COO of Natural Gas Business Division	
	April 2003	Executive Vice President & COO of Energy Business Group	
	April 2005	Executive Vice President & CEO of Energy Business Group	
	June 2005	Part-time Director of INPEX (current)	
	June 2005	Representative Director, Executive Vice President & CEO of Energy Business Group	
	[Representatives of other companies assumed] As described on Page 12		
Junji Sato October 19, 1939	April 1962	Joined Mitsui Corporation	Teikoku Oil Co., Ltd. 0 shares INPEX 0 shares
	June 1995	Director of Mitsui Corporation	
	June 2000	Representative Director & Managing Director of Mitsui Corporation	
	April 2003	Advisor to Mitsui Oil Exploration Co., Ltd.	
	June 2003	Representative Director & President of Mitsui Oil Exploration Co., Ltd.	
	June 2003	Part-time Director of INPEX (current)	
	June 2005	Director & Chairman of Mitsui Oil Exploration Co., Ltd. (current)	
Shigeo Hirai May 30, 1948	April 1971	Joined Nippon Oil Corporation	Teikoku Oil Co., Ltd. 0 shares INPEX 0 shares
	June 2000	General Manager of the Corporate Planning & Management Department of Nippon Oil Corporation	
	June 2002	Director of Nippon Oil Corporation	
	June 2005	Managing Director (Executive Officer and Executive Director of the Corporate Management Division I) of Nippon Oil Corporation (current)	

Note:

1. Kazuo Wakasugi, Hisanori Yoshimura, Junji Sato and Shigeo Hirai are prospective outside directors as stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.
2. Kazuo Wakasugi assumes position as Representative Director of Japan Petroleum Exploration Co., Ltd. Part of Japan Petroleum Exploration Co., Ltd.'s operation belongs to the same category of part of operation of Teikoku Oil Co., Ltd., and INPEX. Teikoku Oil Co., Ltd. has an operational relationship with Japan Petroleum Exploration Co., Ltd. It is possible that "INPEX Holdings Inc." will have a similar operational relationship with Japan Petroleum Exploration Co., Ltd.
3. Hisanori Yoshimura assumes position as Representative Director, Mitsubishi Corporation. Part of Mitsubishi Corporation's operation belongs to the same category of part of operation of Teikoku Oil Co., Ltd., and INPEX. It is possible that "INPEX Holdings Inc." will have a similar operational relationship with Mitsubishi Corporation.
4. Kunihiko Matsuo, Naoki Kuroda, Katsujiro Kida, and Mutsuhisa Fujii assume position as Representative Director of INPEX Southwest Caspian Sea, Ltd. INPEX has a non-operational business relationship with INPEX Southwest Caspian Sea, Ltd. (receiving guarantee fee in relation to the debt guarantee). In addition, INPEX Southwest Caspian Sea, Ltd. is a subsidiary of INPEX.
5. Kunihiko Matsuo, Naoki Kuroda, Katsujiro Kida, and Mutsuhisa Fujii assume position as Representative Director of INPEX North Caspian Sea, Ltd. INPEX has a non-operational business relationship with INPEX North Caspian Sea, Ltd. (receiving guarantee fee in relation to the debt guarantee). INPEX North Caspian Sea, Ltd. is a subsidiary of INPEX.
6. Other prospective directors do not have any special interest with Teikoku Oil Co., Ltd., or INPEX and is not expected to have any special interest with "INPEX Holdings Inc."

[Representative position(s) currently held outside the company]

Representatives of other companies assumed by the prospective directors are as follows.

Other companies in which Kunihiko Matsuo, Akira Isono, Masatoshi Sugioka, Naoki Kuroda, Katsujiro Kida, Mutsuhisa Fujii, Takeshi Maki, Masaharu Sano, and Akinori Sakamoto assume position as Representatives, are Teikoku Oil Co., Ltd., and INPEX.'s subsidiaries or affiliates, which were established as legal entities to acquire interests and promote projects of oil and gas fields, except for INPEX.

Kunihiko Matsuo

INPEX CORPORATION Chairman

INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Alpha, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX ABK, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Representative Director of the 22 companies mentioned above.

Akira Isono

Teikoku Oil (Algeria) Co., Ltd., Keiyo Pipeline Co., Ltd.
President of the both companies mentioned above.

Masatoshi Sugioka

Teikoku Oil (D.R. Congo) Co., Ltd. Chairman

Teikoku Oil (Venezuela) Co., Ltd., Teikoku Oil Algeria(El Ouar) Co., Ltd., Teikoku Oil Suez SEJ Co., Ltd., Teikoku Oil (Con Son) Co., Ltd., Teikoku Oil Suez SOB Co., Ltd., Teikoku Oil Nile NQR Co., Ltd.
President of the 6 companies mentioned above.

Naoki Kuroda

INPEX CORPORATION, INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
President of the 15 companies mentioned above.

INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd.
Representative Director of the 8 companies mentioned above.

Katsujiro Kida

INPEX Natuna, Ltd., INPEX Trading, Ltd., INPEX Alpha, Ltd., INPEX North Natuna, Ltd.,
President of the 4 companies mentioned above.

INPEX CORPORATION, INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX ABK, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Executive Senior Vice President of the 20 companies mentioned above.

Mutsuhisa Fujii

INPEX ABK, Ltd. President

INPEX CORPORATION, INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Tengah, Ltd., INPEX Alpha, Ltd., INPEX Timor Sea, Ltd., INPEX Sahul, Ltd., INPEX Offshore Northeast Mahakam, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela, Ltd., INPEX East Arguni, Ltd., INPEX West Arguni, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Offshore North Campos, Ltd., INPEX North Makassar, Ltd., INPEX North Natuna, Ltd., INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., Azadegan Petroleum Development, Ltd., INPEX Libya, Ltd.
Executive Senior Vice President of the 22 companies mentioned above.

Takeshi Maki

Offshore Iwaki Petroleum Co., Ltd. President

Masaharu Sano

Teikoku Oil International Co., Ltd. President

Akinori Sakamoto

Teiseki Pipeline Co., Ltd. President

Kazuo Wakasugi

Japan Petroleum Exploration Co., Ltd. Representative Director and Chairman

Canada Oil Sands Co., Ltd. , Japan Sakhalin Pipeline FS Co., Ltd.
Representative Director and President of the both companies mentioned above.

Hisanori Yoshimura

Mitsubishi Corporation	Representative Director, Managing Director, Operating Officer and CEO of Energy Business Group
MEC Holdings Co., Ltd.	Representative Director and President

(11) Statutory Auditors of the parent company to be established

Statutory Auditors of "INPEX Holdings Inc." are as follows:

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of Teikoku Oil Co., Ltd., and INPEX. held
Nobuo Kawa November 9, 1944	April 1967 July 1994 December 1994 July 1998 November 1998 June 1999	Joined Ministry of Finance Deputy Director-General of Ministry of Finance Director of The Small Business Credit Insurance Corporation (current, the Japan Small & Medium Enterprise Agency) Advisor to The Resolution and Collection Bank (current, The Resolution and Collection Corporation, "RCC") Managing Director of RCC Statutory Auditor of INPEX (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 2 shares
Shigeru Hayashi August 17, 1943	June 1969 March 1995 March 1995 March 1997 April 2000 March 2002	Joined Teikoku Oil General Manager of Marketing & Sales Department of Teikoku Oil Senior General Manager of Teikoku Oil Director of Teikoku Oil Vice President of Marketing Division of Teikoku Oil (current) & General Manager of Petroleum Products Marketing Department of Teikoku Oil Managing Director of Teikoku Oil (current) [Representatives of other companies assumed] As described on Page 14	Teikoku Oil Co., Ltd. 42,000 shares INPEX 0 shares
Hiroshi Sato January 22, 1947	April 1970 June 1999 June 2002 June 2005	Joined Japan Petroleum Exploration Co., Ltd. ("JAPEX") General Manager of Accounting Department of JAPEX Director Managing Executive Officer of JAPEX (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 0 shares
Tohru Tsuji February 10, 1939	April 1961 April 1991 June 1991 June 1995 April 1996 June 1997 April 1999 April 2003 April 2004	Joined Marubeni-Iida Co., LTD. (current, Marubeni Corporation) General Manager of Forest products & General Merchandise Division of Marubeni Member of the Board of Marubeni Corporate Senior Vice President of Marubeni Member of the Board and Corporate Senior Vice President of Marubeni Member of the Board and Corporate Executive Vice President of Marubeni President and CEO, Member of the Board of Marubeni Chairman, Member of the Board of Marubeni Chairman, Member of the Board of Marubeni (current)	Teikoku Oil Co., Ltd. 0 shares INPEX 0 shares

Name (Date of birth)	Brief personal profile and Representative position(s) currently held outside the company		Number of shares of Teikoku Oil Co., Ltd., and INPEX. held
Michihisa Shinagawa January 1, 1949	April 1971	Joined Sumitomo Corporation ("Sumitomo")	Teikoku Oil Co., Ltd. 0 shares INPEX 0 shares
	April 2003	Executive Officer, General Manager of Energy Division 1	
	April 2004	Managing Executive Officer, Assistant General Manager of Mineral Resources & Energy Business Unit of Sumitomo	
	August 2004	Managing Executive Officer and General Manager of Mineral Resources & Energy Business Unit of Sumitomo	
	June 2005	Part-time Director of INPEX (current)	
	June 2005	Representative Director, Managing Executive Officer, General Manager of Mineral Resources & Energy Business Unit of Sumitomo (current)	
	[Representatives of other companies assumed] As described at the end of this page.		

Note:

1. Each prospective statutory auditor does not have any special interest with Teikoku Oil Co., Ltd., or INPEX and is not expected to have any special interest with "INPEX Holdings Inc."
2. Nobuo Kawa, Hiroshi Sato and Tohru Tsuji are prospective statutory outside auditors who meet the requirements as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki-Gaisha*.
3. Shigeru Hayashi will resign from the member of the board of Teikoku Oil Co., Ltd. and Saitama Gas Co., Ltd., prior to assumption of the statutory auditor.
4. Michihisa Shinagawa will resign from the member of the board of INPEX, prior to assumption of the statutory auditor.

[Representative position(s) currently held outside the company]

Representatives of other companies assumed by the candidates of Directors are as follows.

Shigeru Hayashi

Saitama Gas Co., Ltd. President

Saitama Gas Co., Ltd. is a city gas supplier which is a subsidiary of Teikoku Oil.

Michihisa Shinagawa

Sumitomo Corporation Representative Director, Managing Executive Officer, General Manager of Mineral Resources & Energy Business Unit of Sumitomo

(12) Compensation of Board of Directors and Statutory Auditors of the parent company to be established

Each of the total amount of compensation to be paid to the Board of Directors and Statutory Auditors of "INPEX Holdings Inc." was decided in consideration of the total amount of compensation of both Teikoku Oil Co., Ltd., and INPEX and other various factors. The maximum total amount of monthly compensation of Board of Directors will be 37 million yen, and the maximum total amount of monthly compensation of Statutory Auditors will be 5.5 million yen.

"INPEX Holdings Inc." will be supposed to have sixteen Board of Directors and five Statutory Auditors when established. Total amount of Board of Directors mentioned above does not include employees' portion of salary of person who doubles as Board of Director and employee.

(13) Account auditors of the parent company to be established

Account auditors of "INPEX Holdings Inc." are as follows:

(As of September 30, 2005)

Company name	Ernst & Young ShinNihon
Headquarters	Hibiya Kokusai Bldg., 13F 2-2-3 Uchisaiwai-cho Chiyoda-ku, Tokyo, Japan
History of the company	October 1985 Showa Ota & Co. was established through merger of Tetsuzo Ota & Co. (established in January 1967) and Showa Audit Corp. (established in December 1969) April 2000 Century Ota Showa & Co. was established through merger of Century (established in 1986) and Showa Ota & Co. July 2001 Name changed to Ernst & Young ShinNihon
Overview	· Partners/541, Certified Public Accountants/1,113, Junior Accountants/818, Others/639 · Domestic offices/35, Representative offices/8, Overseas offices/21 · Number of corporate clients/4,753

(14) Description of joint establishment

Teikoku Oil Co., Ltd., and INPEX will jointly establish the parent company, "INPEX Holdings Inc."

Profile of INPEX CORPORATION is as follows:

(As of September 30, 2005)

Company name	INPEX CORPORATION
Headquarters	1-18, Ebisu 4-chome, Shibuya-ku, Tokyo, Japan
Established	February 21, 1966
Capital	¥29,460 million
Main Business	Exploration, development, production, distribution of crude oil and natural gas, and investments in and loans to companies engaging in such business
Representative	Naoki Kuroda, President
Employees	288

3. Description of the allotment of shares based on Article 366-1-2 of the Commercial Code of Japan

Teikoku Oil Co., Ltd., and INPEX have determined the stock transfer ratio applied to each shareholder of Teikoku Oil Co., Ltd., and INPEX (hereinafter "stock transfer ratio") as follows, in establishing "INPEX Holdings Inc." on April 3, 2006, through a stock transfer (hereinafter, the "Stock Transfer Transaction").

Teikoku Oil Co., Ltd., retained Goldman Sachs (Japan) Ltd. (hereinafter "Goldman Sachs (Japan)"), as its financial advisor before the negotiation related to the stock transfer ratio started and sought its analysis and advice regarding the stock transfer ratio of a common share of "INPEX Holdings Inc." allotted to one common share of Teikoku Oil Co., Ltd.

Goldman Sachs analyzed the market price of common shares of Teikoku Oil Co., Ltd., and INPEX, compared to that of similar companies, the contribution analysis, the discounted cash flow (DCF) / net asset value (NAV) analysis, etc., in considering the stock transfer ratio, and provided the result to Teikoku Oil Co., Ltd.

Based on the result of Goldman Sachs' analyses, Teikoku Oil Co., Ltd., discussed in detail the content of the business, the financial position including assets and liabilities, the transition of profitability, the future business strategies of Teikoku Oil Co., Ltd., and INPEX and the expected growth of each company's corporate value through integration. Subsequently, Teikoku Oil Co., Ltd., negotiated the stock transfer ratio with INPEX.

As a result, Teikoku Oil Co., Ltd., resolved at a meeting of the Board of Directors held on November 5, 2005, to sign "the Stock Transfer Agreement" containing the stock transfer ratio mentioned below and executed the agreement with INPEX on the same day.

- 0.00144 "INPEX Holdings Inc." common share will be allotted in exchange for 1 common share of Teikoku Oil Co., Ltd., and
- 1 "INPEX Holdings Inc." common share will be allotted in exchange for 1 INPEX common share

Teikoku Oil Co., Ltd. has received an opinion from its financial advisor, Goldman Sachs (Japan) to the effect that, as of November 5, 2005, the stock transfer ratio mentioned below was fair from a financial point of view to the shareholders of Teikoku Oil Co., Ltd.

INPEX has received an opinion from J.P.Morgan Securities Asia Pte. Limited, to the effect that, as of November 5, 2005, the stock transfer ratio mentioned in the Stock Transfer Agreement was fair from a financial point of view to the shareholders of INPEX.

In addition, 1 share of the joint-holding company's special class share having an equal right with the special class share of INPEX provided in its articles of incorporation was determined to be allotted for 1 share of INPEX's special class share, through discussion and negotiation by INPEX and Teikoku Oil Co., Ltd., based on the consideration that "INPEX Holdings Inc." is expected to have an important role in stable energy supply to Japan in the future.

Note: The opinion below, which was delivered by Goldman Sachs (Japan) on November 5, 2005, mentions assumptions, conditions and procedures; matters taken into account in delivering the opinion; and restrictions in related investigations. The purpose of the opinion is to provide information and advice regarding the stock transfer ratio to the Board of Directors of Teikoku Oil Co., Ltd., and not to make any recommendation to the shareholders of Teikoku Oil Co., Ltd., concerning their execution of voting rights regarding the stock transfer.

PERSONAL AND CONFIDENTIAL

November 5, 2005

Board of Directors
TEIKOKU OIL CO., LTD.
31-10, Hatagaya 1 cho-me,
Shibuya-ku, Tokyo

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of shares of common stock (the "TEIKOKU Shares") of TEIKOKU OIL CO., LTD. ("TEIKOKU") of the TEIKOKU Transfer Ratio (as defined below) pursuant to the Joint Share Transfer Agreement, dated as of November 5, 2005 (the "Joint Share Transfer Agreement"), between TEIKOKU and INPEX CORPORATION ("INPEX").

The Joint Share Transfer Agreement provides that, among other things, (i) TEIKOKU and INPEX will jointly incorporate a holding company, INPEX Holdings, Inc. ("Holding Co."), and (ii) each of TEIKOKU and INPEX will become wholly owned subsidiaries of Holding Co. and (a) each TEIKOKU Share will be exchanged for 0.00144 shares (the "TEIKOKU Transfer Ratio") of common stock of Holding Co. (the "Holding Co. Shares") and (b) each share of common stock of INPEX (the "INPEX Shares") will be exchanged for 1 share of common stock of Holding Co.

Goldman Sachs (Japan) Ltd. and its affiliates, as part of our investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to TEIKOKU in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Joint Share Transfer Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, the principal portion of which are contingent upon consummation of the Transaction, and TEIKOKU has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking services to INPEX from time to time, including having acted as a global coordinator and global book runner in connection with global offering of INPEX Shares in 2004. We also may provide investment banking services to TEIKOKU and INPEX in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman Sachs (Japan) Ltd. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs (Japan) Ltd. and its affiliates may provide such services to TEIKOKU, INPEX and their affiliates, may actively trade the debt and equity securities (or related derivative securities) of TEIKOKU and INPEX for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Joint Share Transfer Agreement; the Annual Securities Report (Yuka Shoken Houkoku-Sho) and Annual Report of TEIKOKU for the year ended December 31, 2004 and Annual Securities Report (Yuka Shoken Houkoku-Sho) and Annual Report of INPEX for the fiscal year ended March 31, 2005; Consolidated Semi-Annual Reports to Tokyo Stock Exchange (Renketsu Chukan Kessan Tanshin) of TEIKOKU for the six months ended June 30, 2005 and Consolidated Quarterly Reports to Tokyo Stock Exchange (Shi-Hanki Renketsu Kessan Tanshin) for the three months ended June 30, 2005 of INPEX; certain other communications from TEIKOKU and INPEX to their respective shareholders; certain internal financial analyses and forecasts for INPEX prepared by its management; certain internal financial analyses and forecasts for TEIKOKU prepared by its management; certain publicly available upstream oil and gas company equity research reports, including the commodity price forecasts set forth in such reports; and the reserve reports prepared by DeGolyer and MacNaughton, independent petroleum engineering consultants, for certain major oil and gas exploration, development and production projects owned by TEIKOKU and INPEX and its subsidiaries (the "Appraisal"). We also have held discussions with members of the senior managements of TEIKOKU and INPEX regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of TEIKOKU and INPEX. In addition, we have reviewed the reported price and trading activity for the TEIKOKU Shares and the INPEX Shares, compared certain financial and stock market information for TEIKOKU and INPEX with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial analyses and forecasts for TEIKOKU prepared by its management and the internal financial analyses and forecasts for INPEX prepared by its management have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of TEIKOKU and INPEX, as the case may be. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of TEIKOKU or INPEX or any of their respective subsidiaries and, except for the Appraisal referred to in the fifth paragraph of this opinion, we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on TEIKOKU or INPEX or on the expected benefits of the Transaction in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of TEIKOKU to engage in the Transaction, nor are we expressing any opinion as to the prices at which shares of TEIKOKU Shares or Holding Co. Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of TEIKOKU in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of TEIKOKU Shares should vote with respect to such Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the TEIKOKU Transfer Ratio pursuant to the Join Share Transfer Agreement is fair from a financial point of view to holders of TEIKOKU Shares.

Very truly yours,

GOLDMAN SACHS (JAPAN) LTD.
Masa Mochida
President

4. Balance sheet and Income statement data based on Article 366-1-3 and 6 of the Commercial Code of Japan

Balance sheet and Income statement data of Teikoku Oil Co., Ltd., are as described on pages 30–38 and those of INPEX are as described on pages 39–46.

5. Terms related to the proposal

This proposal is subject to approval at extraordinary shareholders' meeting of Teikoku Oil Co., Ltd., and INPEX in relation to the stock transfer, approval at INPEX's special class shareholders' meeting (hereinafter, including written approval of the special class shareholders pursuant to Article 253 of the Commercial Code of Japan), and approvals from relevant authorities required by law. In addition, based on the stock transfer agreement executed on November 5, 2005, the resolution of this proposal will be invalid, if the agreement in regards to the stock transfer is canceled before the date of the stock transfer, in instances in which material change in assets or financial conditions occur in Teikoku Oil Co., Ltd., or INPEX, or materially significant defect, or any other conditions such as occurrence of material violation of the agreement is detected.

Articles of Incorporation of INPEX Holdings Inc.

Chapter 1. General Provisions

(Trade Name)
Article 1.

1 This company shall be called Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha. Its abbreviation shall be "Kokusi Sekiyu Kaihatsu Teiseki HD"
2 Its name in English shall be INPEX Holdings Inc. (abbreviation: INPEX HDs).

(Purpose)
Article 2.

1 The purpose of this company shall be to control or administrate companies (including companies established under foreign law) carrying out the following business operations through owning their stakes:
  {1} Research, exploration, development, and production of petroleum, natural gas and other mineral resources;
  {2} Refining, processing, storing, buying and selling,, selling on consignment and transportation of petroleum, natural gas and other mineral resources and their by-products;
  {3} Supply of electricity, heat (by steam, hot and cold water and other means) and water(for drinking, industrial and other uses);
  {4} Well drilling and construction by contract
  {5} Collection and transportation of industrial waste
  {6} Manufacturing, buying and selling and lease of equipment, machines, appliances and materials to be used for the business operations of each of the foregoing items;
  {7} Buying and selling , lease, and administration of real estate
  {8} Security by contract
  {9} Deputation of property insurance and solicitation of life insurance
  {10} Custody and handling of cargo, auto transportation and car leasing
  {11} Consulting in connection with the business of each of the foregoing {1} and {2}
  {12} Investment, lending and the guarantee of debt in connection with the business operations of each of the foregoing items and business operations related thereto; and
  {13} Other related business operations pertaining to each of the foregoing items
2 This company may carry out the business operations of each of the items of preceding Paragraph

(Location of Head Office)
Article 3.
The Head Office of this company shall be located at Shibuya-ku in Tokyo.

(Method of Public Notice)
Article 4.
The public notice on this company shall be given in the Nihon Keizai Shimbun.

Chapter 2. Shares of Stock

(Total Number of Shares)
Article 5.
The total number of shares authorized to be issued by this company shall be, nine million and one (9,000,001) shares, whereof nine million (9,000,000) shares shall be common stock and one share shall be Class A stock, provided that, if common stock or Class A Shares is cancelled, the corresponding number of shares shall be reduced.

(Acquisition of company's own shares)
Article 6.
This company may acquire its own shares by resolution of the board of directors, pursuant to Item 2 of Paragraph 1 of Article 211-3 of the Commercial Code.

(Further acquisition of fractional shares)
Article 7.
Holders of fractional shares of this company may request for further acquisition of fractional shares with which their shares will total one in share based on the Share Handling Regulations.

(Transfer agent)
Article 8.

1 This company shall appoint a transfer agent in respect to shares and fractional shares.
2 The transfer agent and its handling office shall be designated by resolution of the board of directors and given in the public notice.
3 The shareholders' register (here and hereinafter, including the register of beneficial shareholders (referring to register of beneficial shareholders as referred to in the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities (1984 Law No. 30) Article 32)), the register of fractional shares and the register of lost share certificates of this company shall be kept at the handling office of the transfer agent. The company shall cause the transfer agent to handle the administrative matters regarding shares and fractional shares, such as registration of transfer of stock, entry or record in the register of fractional shares, purchase and further acquisition of fractional shares, registration of pledge rights, indication of trust assets, issue of share certificates, registration of lost share certificates and acceptance of various notifications. This company itself shall not handle the above matters directly.

(Share Handling Regulations)
Article 9.
The denominations of shares of this company and handling and fees regarding shares and fractional shares of this company, including registration of transfer of stock, entry or record in the register of fractional shares and purchase and further acquisition of fractional shares, and other such matters, shall be governed by, in addition to laws and ordinances and these Articles, the Share Handling Regulations decided by resolution of the board of directors.

(Record Date)
Article 10.

1 The right to vote at the ordinary general meeting of shareholders of this company for the concerned settlements period shall belong to those shareholders (here and hereinafter, including the beneficial shareholders (referring to beneficial shareholders as defined in the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities (1984 Law No. 30) Article 30, Paragraph 1)) registered or recorded in the final shareholders' register as of March 31 of each year.
2 In addition to the foregoing Paragraph, when necessary, a Record Date may be otherwise specially fixed by resolution of the board of directors, giving public notice in advance.
3 The term "Record Date" in these Articles refers to the date established pursuant to Paragraph 1 or Paragraph 2 as the Record Date for determining persons who are entitled to exercise voting rights at a specified general meeting of shareholders.

Chapter 3. Classified Stock

(Definitions)
Article 11.
In this Chapter, the definitions of the terms listed in the following Items are as specified in each item.

(1) "Parent Company" means a Company or Like Entity that controls a body (referring to a general meeting of shareholders or similar body, hereinafter, "Decision-making Body") that determines the financial and business or operational policy of another Company or Like Entity. Hereinafter, a "person controlling the Decision-making Body of another Company or Like Entity" refers to the persons or entities cited in the following Items:
  {1} An entity possessing a majority of the voting rights (excluding voting rights of classified stock; hereinafter likewise excluding cases referring to the voting rights of classified stock) of another Company or Like Entity for its own account.
  {2} An entity possessing at least 40% and no more than 50% of the voting rights of another Company or Like Entity for its own account, and falling under any of the following categories:
    A. Holding a majority of voting rights in another Company or Like Entity based on a combination of the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question;
    B. Where persons who are or persons who were officers or employees, and themselves are able to influence the determination of financial and business or operating policy of another Company or Like Entity, constitute a majority of the constituent members of the Board of Directors or other similar body of such other Company or Like Entity;
    C. Where contracts or like instruments exist which control the determination of important financial and business or operating policy of another Company or Like Entity;
    D. Having provided financing (here and hereinafter, including the warranty of obligations and providing security) with respect to the greater portion of the total amount of funds procured (limited to those posted under Liabilities in the balance sheet) of another Company or Like Entity (including cases where the total amount of funds procured in combination with the amount financed by an entity or entities having a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions constitutes the greater portion of the total amount of funds procured);
    E. The existence of other facts from which the control of the Decision-making Body of another Company or Like Entity can be presumed.
  {3} An entity that (a) holds a majority of voting rights in another Company or Like Entity based on a combination of the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question (including cases where voting rights are not held for its own account) and (b) falls under the conditions set forth in any of subitems (B) through (E) of item {2} above.
  {4} An entity that holds a majority of voting rights with respect to certain classes of classified stock (excluding those without voting rights) of another Company or Like Entity for its own account.
(2) "Company or Like Entity" refers to a company, association, or other business organization similar thereto (including corresponding organizations in foreign countries).
(3) "Affiliate" refers to another Company or Like Entity other than a Subsidiary in cases where a certain specific entity (if such entity has a Subsidiary, including such Subsidiary) has a major influence on the determination of financial and business or operational policy through a relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions. When a specific entity is an Affiliate of another entity (including individual), such another entity shall be deemed an Affiliate. "Cases where a major influence is exerted on the determination of financial and business or operational policy of a Company or Like Entity other than a Subsidiary" refers to cases set forth in the following Items:
  {1} Cases where at least 20% of the voting rights of another Company or Like Entity other than a Subsidiary are held for its

own account;

{2} Cases where at least 15% and less than 20% of the voting rights of another Company or Like Entity other than a Subsidiary are held for its own account, and falling under any of the following categories:

A. Where a person who is or a person who was an officer or employee, and is himself or herself able to have a major influence on the determination of financial and business or operational policy of another Company or Like Entity other than a Subsidiary, serves as a representative director, director, or other similar post of such Company or Like Entity other than a Subsidiary;

B. Performing important financing for another Company or Like Entity other than a Subsidiary;

C. Providing important technology to another Company or Like Entity other than a Subsidiary;

D. The existence of important sales, procurement or other business or operating transactions with another Company or Like Entity other than a Subsidiary;

E. The existence of other facts from which the fact one is able to have a major influence on the determination of financial and business or operational policy of another Company or Like Entity other than a Subsidiary can be presumed.

{3} Cases where an entity (a) holds at least 20% of the voting rights in another Company or Like Entity other than a Subsidiary when the voting rights held for its own account, the voting rights held by an entity or entities deemed to exercise voting rights in conformity with the will of the entity in question based on a close relationship with the entity in question in matters such as investments, personnel, capital, technology and transactions, and the voting rights held by an entity or entities which have agreed to exercise voting rights in conformity with the will of the entity in question (including cases where voting rights are not held for its own account) are combined and (b) falls under the conditions set forth in any of subitems (A) through (E) of item {2} above.

(4) "Coholder" refers generally to an entity set forth hereinunder:

{1} Another holder of shares in this company, where a Single Shareholder has agreed to exert continuous influence on the operations of this company in cooperation with such other holder.

{2} Shareholders in this company who is the spouse, the Parent Company, individual controlling the Decision-making Body, Subsidiary and Affiliate of a Single Shareholder, and Subsidiary other than Single Shareholder of the Parent Company of a Single Shareholder, or individual controlling the Decision-making Body of a Single Shareholder.

{3} Shareholders in this company who is the spouse, Parent Company, individual controlling the Decision-making Body, Subsidiary and Affiliate of another holder defined in {1}.

{4} Shareholders in this company who is a Subsidiary or an Affiliate of the spouse of a Single Shareholder (including persons who are considered Subsidiary or Affiliate of such Single Shareholder and spouse thereof taking into consideration the totality circumstances with respect to such Single Shareholder and the spouse thereof)

{5} Shareholders in this company who is a Subsidiary or Affiliate of the spouse of an "another holder" as defined in {1} (including persons who are considered Subsidiary or Affiliate of such "another holder" and spouse thereof taking into consideration the totality circumstances with respect to such "another holder" as defined in {1} and the spouse thereof)

(5) "Class A Shares" means the classified shares defined in this Chapter.

(6) "Public Entity" means a national government, or an independent administrative institution wholly funded by a national government.

(7) "Subsidiary" means another Company or Like Entity, whereof the Decision-making Body is controlled by a Company or Like Entity or individual, and if a Parent Company and Subsidiary, an individual which control the Decision-making Body of a Subsidiary and Subsidiary, or a Subsidiary controls the Decision-making Body of such other Company or Like Entity, such other Company or Like Entity shall be considered a Subsidiary of such Parent Company or individual.

(8) "Disposal, etc., of Important Assets" means the disposal of assets, transfer of business, investment in kind, corporate split (excluding, however, instances where, after the execution of investment in kind or corporate split, this company has become the Parent Company of investment target company or of the continuing company or newly created company in a corporate split), creation of a security interest in or like disposal of this company or a Subsidiary of this company, and the sale (excluding, however, instances where, after the sale of shares or units in the Subsidiary of this company, this company has become the Parent Company of such Subsidiary, except the instances of a Subsidiary which this company directly own its shares) or other disposal of shares or units in such Subsidiary of this company, where either the consideration received by this company or Subsidiary of this company or value of such created security interest as a result of such disposal is at least 20% of the total assets listed in the most recently prepared audited consolidated financial statements for this company or the ratio of sales proceeds derived from assets involved in such disposal is at least 20% of the consolidated sales listed in the most recently prepared consolidated financial statement. The sale of shares or units of a Subsidiary of this company shall include merger, share exchange, share transfer, and allocation of new shares to a third party by a consolidated Subsidiary of this company (excluding, however, instances where, after merger, share exchange, share transfer, or allocation of new shares to a third party by a consolidated Subsidiary of this company, this company has become the Parent Company of the surviving company or newly created company by merger or, the sole Parent Company in share exchange or share transfer, or the Parent Company of the Subsidiary of this company which has carried out allocation of new shares to a third party, except the instances of a Subsidiary which this company directly own its shares). In the event of sale of shares or units of a Subsidiary of this company, the consideration received by this company or Subsidiary of this company shall be deemed the amount obtained by adding the total amount of interest-bearing liabilities (hereinafter, "Interest-bearing Liabilities") listed in the most recently prepared audited balance sheet(s) of the relevant Subsidiary of this company to the following amount in accordance with each case of (i) through (iii); (i) in the case of sale of shares or units, the amount obtained by multiplying the aggregate number of issued shares or investment units of Subsidiary of this company immediately prior to the sale by the sale price per share or investment units of such Subsidiary, (ii) in the case of merger, share exchange, or share transfer, the amount obtained by multiplying the value per share or investment unit of the Subsidiary of this company used in the calculation of the merger ratio (here and hereinafter referring to the ratio of shares or units in the surviving company or newly created company with respect to one share or one investment unit held by the shareholders and member of the company dissolved due to merger), share exchange ratio (here and hereinafter referring to the ratio of shares of the company becoming the sole Parent Company to one share held by a shareholder of the company becoming the sole Subsidiary due to

share exchange), or share transfer ratio (here and hereinafter, referring to the ratio of allocation of shares of the sole Parent Company established with respect to one share held by a shareholder of the company which becomes the sole Subsidiary due to share transfer) by the aggregate number of issued shares or investment units of the Subsidiary of this company immediately prior to such merger, share exchange, or share transfer, or, (iii) in the case of allocation of new shares to a third party, the amount obtained by multiplying the aggregate number of issued shares or investment units of this company's Subsidiary immediately after such allocation of new shares to a third party by the issue price per share or investment units of such Subsidiary in allocation of new shares to a third party. In the case of corporate split or transfer of business, the consideration received by this company or Subsidiary of this company shall be deemed the amount obtained by adding the amount corresponding to the total of the Interest-bearing Liabilities which is subject to succession from this company or Subsidiary of this company in a corporate split or transfer of business to the money, stock, or other amounts (with respect to property other than money, referring to the appraised value of property in the corporate split or transfer of business) received by this company or Subsidiary of this company. Notwithstanding the foregoing, in instances of disposal of shares of a Subsidiary which this company directly own its shares, if either the consideration received by this company or value of such created security interest as a result of such disposal is at least 20% of the total assets listed in the most recently prepared audited consolidated financial statements for this company, the disposal shall be referred as "Disposal, etc., of Important Assets".

(9) "Redemption Request Date" refers to the date on which a notification requesting redemption of Class A Shares made to this company in writing by a Class A Shareholder reaches this company.

(10) "Single Shareholder" refers to a person or entity holding stock in this company for its own account and includes entities described as follows:

{1} Entities authorized to exercise voting rights as a shareholder of this company pursuant to a money trust agreement or other agreement or the provisions of a law and entities authorized to give instructions with respect to the exercise of such voting rights (excluding those falling under item {2} of this Item (10)).

{2} Entities having the necessary authority to invest in share certificates of this company pursuant to a discretionary investment contract (referring to discretionary investment contracts as defined in the Law Concerning the Regulation, etc. of Investment Advising Business Relating to Securities (1986 Law No. 74) Article 2, Paragraph 4) or other agreement or under the provisions of law.

(Election and dismissal of Directors)
Article 12.

1 At the time of a resolution of a general meeting of shareholders of this company relating to the election or dismissal of a director, if at least 20% of the total voting rights of shareholders relating to common stock of this company are held by a Single Shareholder of common stock of this company other than a Public Entity, or such Single Shareholder and its Coholder (the question of whether a specific incident falls under this case shall be judged in this Article based on the shareholders as of the Record Date relating to the general meeting of shareholders in question), in addition to a resolution of a general meeting of shareholders of this company with respect to the election or dismissal of such director, a resolution of a general meeting of classified shareholders (referred to as a "General Meeting of Class A Shareholders" hereinafter in this Chapter and in Chapter 5) held by shareholders of Class A Shares (referred to as "Class A Shareholders" hereinafter in this Chapter and in Chapter 5) will be required.

2 In the event that a notice of convening of a General Meeting of Class A Shareholders is issued pursuant to Article 27, Paragraph 3 through 5, the condition specified in the previous Paragraph (hereinafter referred to as the "20% condition relating to the election or dismissal of directors") that "At the time of a resolution of a general meeting of shareholders of this company relating to the election or dismissal of a director, if at least 20% of the total voting rights of shareholders relating to common stock of this company are held by a Single Shareholder of common stock of this company other than a Public Entity, or such Single Shareholder and its Coholder (the question of whether a specific incident falls under this case shall be judged in this Article based on the shareholders as of the Record Date relating to the general meeting of shareholders in question)," shall be deemed satisfied at the time of the adoption of a resolution by a general meeting of shareholders of this company relating to the election or dismissal of the director who is the subject of such resolution.

3 In the event that the period for filing an objection as defined in Article 27, Paragraph 4 has elapsed after the adoption of a resolution by the general meeting of shareholders of this company relating to the election or dismissal of a director without the filing of an objection by a Class A Shareholder, the 20% condition relating to the election or dismissal of directors shall be deemed not to have been satisfied at the time of the adoption of such resolution by the general meeting of shareholders of this company.

(Complete or Partial Disposal, etc., of Important Assets)
Article 13.

1 In addition to a resolution of the general meeting of shareholders of this company or the Board of Directors, a resolution of a General Meeting of Class A Shareholders will be required with respect to Disposal, Etc. of Important Assets of this company.

2 In addition to a resolution of approval by the Board of Directors pursuant to Article 32, a resolution of a General Meeting of Class A Shareholders will be required with respect to Disposal, Etc. of Important Assets of a Subsidiary of this company.

(Amendment of the Articles of Incorporation)
Article 14.

In addition to a resolution by a general meeting of shareholders, a resolution of a General Meeting of Class A Shareholders will be required for the amendment of the Articles of Incorporation relating to the following matters:

{1} Purpose of this company

{2} The granting of voting rights to stock other than common stock of this company (excluding voting rights already granted to Class A Shares in a General Meeting of Class A Shareholders).

(Integration)
Article 15.

1 In the case of merger, share exchange (kabushiki koukan), or share transfer (kabushiki iten) by this company, a resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution by a general meeting of shareholders, excluding cases falling under the following Items,:

{1} Cases where this company becomes a surviving Company in a merger; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of a merger are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such merger).

{2} Cases where this company becomes a sole Parent Company in a share exchange; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of the share exchange are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share exchange).

{3} Cases where a new holding company is established in a share transfer, and the granting of classified stock to be issued by such new holding company, which holds rights similar to the rights granted to Class A Shares under these Articles of Incorporation, to Class A Shareholders is resolved by a general meeting of shareholders for such share transfer; excluding, however, cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share transfer are held by a Single Shareholder other than a Public Entity or a Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share transfer).

2 In the event that a notice of convening of a General Meeting of Class A Shareholders is issued pursuant to Article 27, Paragraph 3 through 5, the condition specified in Subparagraph {1} above, " cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of a merger are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such merger)"; the condition specified in Subparagraph {2} above, "cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share exchange are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share exchange)"; and the condition specified in Subparagraph {3} above, "cases where at least 20% of the total voting rights of shareholders relating to common stock of this company at the time of completion of such share transfer are held by a Single Shareholder other than a Public Entity or such Single Shareholder and the Coholder thereof (provided, however, that in this Item, the question of whether a specific incident falls under this case shall be judged based on the shareholders as of the Record Date relating to the general meeting of shareholders of each company for approval of such share transfer)" (hereinafter individually or collectively referred to as the "20% condition relating to the merger, share exchange or share transfer") shall be deemed satisfied at the time of a resolution by a general meeting of shareholders of this company relating to such merger, share exchange or share transfer.

3 In the event that the period for filing an objection as defined in Article 27, Paragraph 4 has elapsed without the filing of an objection by a Class A Shareholder, the 20% condition relating to the merger, share exchange, or share transfer shall be deemed not to have been satisfied at the time of the adoption of such resolution by the general meeting of shareholders of this company relating to merger, share exchange, or share transfer.

4 In the event that this company undergoes a merger, share exchange or share transfer, if a provision regarding the election or dismissal of directors is included in a merger agreement, share exchange agreement, share transfer agreement, or other agreement having such purpose, the question of whether a General Meeting of Class A Shareholders regarding the election or dismissal of a director shall be required shall be determined in accordance with the provisions of Paragraph 1 of this Article, notwithstanding the provisions of Article 12, Paragraph 1.

5 In the event that this company undergoes a merger, share exchange or share transfer, if a provision regarding the amendment of the Articles of Incorporation is included in a merger agreement, share exchange agreement, share transfer agreement, or other agreement having such purpose, the question of whether a General Meeting of Class A Shareholders regarding the amendment of the Articles of Incorporation shall be required, and in the event of share transfer where the provision of the Article of Incorporation of a new holding company is different from that of this company, the question of whether a General Meeting of Class A Shareholders regarding the approval of such share transfer agreement shall be required, shall be determined in accordance with the provisions of Article 14, even in the cases where a resolution of a General Meeting of Class A Shareholders shall not be required regarding a merger, share exchange or share transfer pursuant to the provisions of Paragraph 1 of this Article.

(Reduction of Capital)
Article 16.

A resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution of a general meeting of shareholders with respect to reduction in the amount of capital of this company occurring in conjunction with repayment of money to shareholders of this company.

(Dissolution)
Article 17.
If the company is dissolved by a resolution of a general meeting of shareholders, a resolution of a General Meeting of Class A Shareholders shall be required in addition to a resolution of a general meeting of shareholders.

(Voting Rights)
Article 18.
Class A Shares shall not have voting rights in a general meeting of shareholders, except as otherwise set forth by law or ordinance.

(Dividends and Interim Dividends)
Article 19.
Dividends and interim dividends for Class A Shares shall be the same as dividends and interim dividends for common shares of this company.

(Distribution of Residual Assets)
Article 20.
Class A Shareholders shall have the right to demand distribution of residual assets in the same amount as the amount of residual asset distribution to common shares of this company.

(Redemption of Classified Shares)
Article 21.

1 Class A Shares shall be redeemed upon submission of written request to this company by a Class A Shareholder.
2 If Class A Shares are transferred to an entity other than a Public Entity, this company shall be entitled to cancel Class A Shares, notwithstanding the opinion of a Class A Shareholder, by a resolution of the Board of Directors. If a Class A Shareholder transfers Class A Shares, it must inform this company in advance of such transfer and the name of the transferee.
3 The redemption price pursuant to this Article shall be according to the current value as of the date of request of redemption cases falling under Paragraph 1 and as of the day prior to the date of cancellation in cases falling under Paragraph 2 (hereinafter collectively referred to as the "Redemption Value Standard Date"). If common shares of this company have been listed on the Tokyo Stock Exchange, the value as of the Redemption Value Standard Date shall be the same value as the closing price per common share of this company as of the Redemption Value Standard Date on the Tokyo Stock Exchange. In the event that the closing price is not reported as of the Redemption Value Standard Date, the closing price on the most recent date before such date shall be used.

Chapter 4. General Meeting of Shareholders

(Convocation)
Article 22.

1 The ordinary general meeting of shareholders of this company shall be convened in June of each year, and extraordinary general meetings of shareholders shall be convened from time to time, whenever necessary.
2 General meetings of shareholders shall be convened by the president of the company pursuant to resolution approved by the board of directors. However, when circumstances prevent the president from convening a general meeting of shareholders, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.
3 With respect to matters requiring a resolution of the General Meeting of Class A Shareholders, in addition to a resolution of a general meeting of shareholders of this company, pursuant to the provisions of Chapter 3, the notice of convening of a general meeting of shareholders of this company shall state that a resolution of the General Meeting of Class A Shareholders shall be required for such resolution items. However, in cases set forth in Article 12 and Article 15, if Class A Shareholders are notified that a General Meeting of Class A Shareholders will not be held pursuant to the provisions of Article 27, Paragraph 3, such notice shall indicate that a resolution of a General Meeting of Class A Shareholders of this company is required if such is the case.

(Chairman)
Article 23.
The president of the company shall be the chairman of a general meeting of shareholders. However, when circumstances prevent the president from serving as chairman, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.

(Approval of Resolutions)
Article 24.
Except as otherwise provided by laws and ordinances or these Articles, resolutions of a general meeting of shareholders shall be approved by a majority of the voting rights of shareholders present at the general meeting.

(Exercise of Voting Right through Delegate)
Article 25.

1 A shareholder may exercise the voting rights through another shareholder as such shareholder's proxy.
2 In the case of the preceding Paragraph, a shareholder or a shareholder's proxy must previously submit a written document certifying the right of proxy representation to this company for each individual general meeting of shareholders.

(Minutes)
Article 26.
The summary and results of the proceedings of each general meeting of shareholders shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the chairman, and of the directors and the statutory auditors attending the meeting.

(General Meeting of Class A Shareholders)
Article 27.

1 A General Meeting of Class A Shareholders shall be held at the address of the Head Office or a location agreed to by all Class A Shareholders.
2 The notice of convening of a General Meeting of Class A Shareholders shall be issued to the Class A Shareholders no later than two weeks prior to the date of such meeting.
3 When a notice of convening of a general meeting of shareholders of this company is issued, this company shall send a copy of such notice of convening to and notify the Class A Shareholders whether a General Meeting of Class A Shareholders will be held. Notice stating that a General Meeting of Class A Shareholders will be held shall be given by issuing a notice of convening of a General Meeting of Class A Shareholders. If a notice stating that a General Meeting of Class A Shareholders will not be held as provided in Article 12 or Article 15, Paragraph 1, {1}, {2} or {3} is issued, this company shall submit to the Class A Shareholders all documents and the like (including but not limited to copies of large-quantity holding reports, annual securities reports of submitters of large-quantity holding reports and other information) used to determine the necessity of holding such General Meeting of Class A Shareholders.
4 If a Class A Shareholder receives a notice stating that a General Meeting of Class A Shareholders will not be held pursuant to Paragraph 3, and (1) a resolution electing or dismissing a director set forth in Article 12, or (2) a resolution stating that merger, share exchange, or share transfer is to be carried out relating to this company in cases set forth in the relevant portions of Article 15, Paragraph 1, {1}, {2} or {3} is made in a general meeting of shareholders, the Class A Shareholder shall be entitled to file an objection with this company stating that a General Meeting of Class A Shareholders should have been held. Such filing of an objection must be made within two (2) weeks after the date of the resolution of the relevant general meeting of shareholders of this company. This company, within one (1) week after receiving such objection, shall determine whether the 20% condition relating to the election or dismissal of directors or the 20% condition relating to merger, share exchange, or share transfer has been satisfied (hereinafter referred to generally as "Conditions for Convening a General Meeting of Class A Shareholders"), and shall notify the Class A Shareholders of its decision. If this company judges that the Conditions for Convening a General Meeting of Class A Shareholders have been satisfied, it shall issue a notice of convening of a General Meeting of Class A Shareholders to the Class A Shareholders.
5 Notwithstanding the previous Paragraph, this company shall be entitled to issue a notice of convening of a General Meeting of Class A Shareholders if it determines that the Conditions for Convening a General Meeting of Class A Shareholders have been satisfied, within one (1) week from the date of adoption of a resolution of a general meeting of shareholders of this company according to (1) or (2) of the previous Paragraph.
6 Even if a resolution of election or dismissal of a director has been adopted by a general meeting of shareholders of this company, the former director shall remain in his or her post until the necessary resolution of a General Meeting of Class A Shareholders is obtained pursuant to Article 12, or until the period for filing of an objection has elapsed without the filing of an objection pursuant to Paragraph 4 (if a notice indicating that an objection will not be filed is issued to this company before such period for filing of an objection has elapsed, notwithstanding the provisions of Paragraph 4, the period until the point in time of receipt of such notice).
7 The provisions of Article 23, Article 25 and Article 26 shall govern General Meeting of Class A Shareholders, mutatis mutandis.

Chapter 5. Directors and the Board of Directors

(Number of Directors and Manner of Election)
Article 28.

1 This company shall have sixteen (16) or fewer directors, who shall be elected at the general meeting of shareholders, provided that the approval of the General Meeting of Class A Shareholders shall be required in cases falling under Article 12.
2 Resolutions for the election of a director set forth in the previous Paragraph shall be approved by a majority of the voting rights of attending shareholders possessing one third or more of all voting rights of the shareholders of this company.
3 No approval of resolution for the election of a director shall be made by cumulative voting.

(Term of Office of Directors)
Article 29.
The term of office of directors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within 2 (two) years after their election, provided that the term of office of directors elected to fill vacancies or to increase the number of members shall be same as the remaining term of the other directors then in office.

(Representation and Execution of Business)
Article 30.

1 The director(s) to represent this company shall be decided by resolution of the board of directors.
2 This company shall have one president by resolution of the board of directors.
3 The president shall exercise general control over the business affairs of this company pursuant to the resolutions of the board of directors.

4 This company, by resolutions of the board of directors, may have one chairman of the board, as well as a small number each of vice presidents, senior managing directors and managing directors when there exists necessity in conducting the business affairs of this company.

(Board of Directors)
Article 31.

1 Except as otherwise provided for by laws and ordinances, the president shall convene meetings of the board of directors and shall serve as meeting chairman, provided that if circumstances prevent the president from doing so, another director shall do so in accordance with the order of priority previously set by resolution of the board of directors.
2 A director other than the president shall be able to request convocation of a meeting of the board of directors by presenting to the president a document containing the subject matter for the meeting.
3 Notice of convocation of a meeting of the board of directors shall be issued to each director and statutory auditor three (3) days prior to the date of the meeting. However, in case of urgent necessity, this period may be shortened.
4 A meeting of the board of directors may be convened without taking the procedures for the convening thereof upon approval by all directors and statutory auditors.
5 Resolutions of the board of directors shall be approved by the majority vote of attending directors representing a half or more of the total number of directors.

(Disposal, etc., of Important Assets of Subsidiaries of this company)
Article 32.

1 Approval of the board of directors and a General Meeting of Class A Shareholders of this company shall be required prior to the exercise of voting rights of this company in a resolution by a general meeting of shareholders of a Subsidiary (here and hereinafter in this Article, having the meaning defined in Article 11 (7)) of this company with respect to the Disposal, Etc. of Important Assets (here and hereinafter in this Article, having the meaning defined in Article 11 (8)) of a Subsidiary of this company.
2 Upon receipt of a notice of convening of a general meeting of shareholders from a Subsidiary of this company having on its agenda the Disposal, Etc. of Important Assets, the board of directors of this company shall, within one (1) week after the date of receipt thereof, adopt a resolution with respect to the exercise of voting rights at such general meeting of shareholders.
3 If the board of directors of this company approves the Disposal, etc. of Important Assets of a Subsidiary of this company pursuant to the previous Paragraph, it shall immediately issue a notice of the convening of a General Meeting of Class A Shareholders to the Class A Shareholders making the date of such meeting two (2) weeks later from the date of such approval.

(Minutes)
Article 33.
The summary and results of the proceedings of each meeting of the board of directors shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the chairman, and of the directors and the statutory auditors attending the meeting.

(Remuneration and Retirement Allowance)
Article 34.
Remuneration and retirement allowance to directors shall be decided by resolution of the general meeting of shareholders.

(Counselors and Advisors)
Article 35.
This company may have a small number of counselors and advisors by resolution of the board of directors.

(Limitation of Liability for Directors)
Article 36.
This company may, within the limits of laws and ordinances, exempt directors (including a person who was a director in this company) from liability regarding acts prescribed in Item 5 of Paragraph 1 of Article 266 of the Commercial Code, by resolution of the board of directors pursuant to the provisions of Paragraph 12 of Article 266 of the Commercial Code.

Chapter 6. Statutory Auditors and The Board of Auditors

(Number of Statutory Auditors and Manner of Election)
Article 37.

1 This company shall have five (5) statutory auditors or less, who shall be elected by resolution of a general meeting of shareholders.
2 Resolutions for the election of statutory auditors as provided in the preceding Paragraph shall be approved by a majority of the voting rights of attending shareholders possessing one third or more of all voting rights of the shareholders of this company.

(Term of Office of Statutory Auditors)
Article 38.
The term of office of statutory auditors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within four (4) years after their election, provided that the term of office of a statutory auditor elected to fill vacancies shall be same as the remaining term of the retired statutory auditor.

(Full Time Statutory Auditor)

Article 39.
Full time statutory auditors shall be determined by the mutual vote of the statutory auditors.

(The Board of Auditors)
Article 40.

1 The board of auditors shall be convened by each statutory auditor.
2 Notice of convocation of a meeting of the board of auditors shall be issued to each statutory auditor three (3) days prior to the date of the meeting. However, in case of urgent necessity, this period may be shortened.
3 A meeting of the board of auditors may be convened without taking the procedures for the convening thereof upon approval by all statutory auditors.
4 Except as otherwise provided for by laws and ordinances, resolutions of the board of auditors shall be approved by the majority vote of statutory auditors.

(Minutes)
Article 41.
The summary and results of the proceedings of each meeting of the board of auditors shall be set forth in writing or recorded in minutes bearing the inscribed signature and seal or electronic signature of the statutory auditors attending the meeting.

(Remuneration and Retirement Allowance)
Article 42.
Remuneration and retirement allowance to statutory auditors shall be decided by resolution of the general meeting of shareholders.

(Limitation of Liability for Statutory Auditors)
Article 43.
This company may, within the limits of laws and ordinances, exempt statutory auditors (including a person who was a statutory auditor in this company) from liability, by resolution of the board of directors, pursuant to Paragraph 1 of Article 280 of the Commercial Code.

Chapter 7. Accounting

(Fiscal Year and accounting term)
Article 44.
The fiscal year of this company commences on April 1 of each year and ends on March 31 of the following year and account end shall be set on March 31 of each year.

(Payment of Dividends)
Article 45.
Dividends shall be paid to the shareholders or pledge right holders registered or recorded in the final shareholders' register, and the holders of fractional shares registered or recorded in the register of fractional shares as of March 31 of each year.

(Interim Dividends)
Article 46.
This company may make cash distribution (here and hereinafter, "interim dividends") to the shareholders or pledge right holders registered or recorded in the final shareholders' register, and the holders of fractional shares registered or recorded in the register of fractional shares as of September 30 of each year, pursuant to Article 293-5 of the Commercial Code.

(Period for Exemption from Obligation of Pay Dividends, Etc.)
Article 47.
If five (5) years have elapsed since the dividends or the interim dividends hereof are duly offered to a shareholder, registered pledge right holders, or holders of fractional shares, then the company shall be relieved from its obligation for payment thereof.

Supplementary Provisions

(Shares to be Issued at the Time of Establishment)
Article 1.

1 This company shall be established by stock transfer (here and hereinafter, "the stock transfer") pursuant to Article 364 of the Commercial Code
2 The total number of shares to be issued at the time of establishment is 2,360,660.95 shares, consisting of 2,360,659.95 common shares and 1 Class A share.
3 Notwithstanding the foregoing, if each of INPEX CORPORATION and Teikoku Oil Co., Ltd. cancels its own shares prior to the date of the stock transfer, the number of common shares to be issued will be reduced by the number of shares to be allotted in exchange for the such own shares of each company.

(Initial Term of Office of Directors and Statutory Auditors)
Article 2.
The initial term of office of directors and statutory auditors shall expire at the end of the ordinary general meeting of shareholders regarding the final settlements period falling within 1 (one) year after their election, notwithstanding the provisions of Article 29 and 38.

(Initial Fiscal Year)

Article 3.
The initial fiscal year of this company commences from the establishment date and ends on March 31, 2007, notwithstanding the provisions of Article 44.

[Teikoku Oil Co., Ltd.]

Non-consolidated Balance Sheets for the Third Quarter
(As of September 30, 2005)

(Millions of yen)

Assets		Liabilities	
Current assets	32,547	Current liabilities	21,703
Cash and bank deposits	9,065	Accounts payable-trade	2,863
Accounts receivable-trade	7,439	Current portion of long-term debt	3,812
Marketable securities	8,099	Accounts payable-other	12,855
Finished products	2,714	Income taxes payable	145
Consigned goods for petroleum refinery	168	Business tax payable	8
Work in process	378	Accrued expenses	1,763
Raw materials and supplies	876	Deposit received	48
Advance money	17	Other current liabilities	206
Accounts receivable-other	2,111	Long-term liabilities	50,293
Deferred tax assets	301	Long-term debt	21,357
Other current assets	1,374	Deferred tax liabilities	21,748
Fixed assets	216,355	Accrued employees' retirement benefits	6,149
Property, plant and equipment	109,753	Accrued officers' retirement benefits	653
Buildings	6,521	Accrued estimated cost of abandonment of wells	273
Structures	64,034	Other long-term liabilities	109
Wells	560	Total Liabilities	71,996
Machinery and equipment	8,703	Shareholders' Equity	
Vehicles and transportation equipment	4	Common stock	19,579
Tools, furniture and fixtures	130	Capital surplus	11,228
Land	7,712	Additional paid-in capital	11,222
Construction in progress	21,967	Other capital surplus	6
Wells in progress	117	Gain from disposal of treasury stock	6
Intangible assets	588	Retained earnings	109,963
Mining rights	0	Legal reserves	3,401
Rights of utilization	107	Voluntary reserves	75,981
Software	299	Reserve for exploration	6,633
Other intangible assets	181	Reserve for advanced depreciation of fixed assets	714
Investments and other assets	106,014	Special account reserve for advanced depreciation of fixed assets	38
Investments in securities	94,265	Reserve for special depreciation	2,223
Investments in stocks of subsidiaries	19,817	Reserve for losses on overseas investments	508
Long-term loans receivable	1,621	Reserve for exploration investments	6,163
Long-term prepaid expenses	7	General reserve	59,700
Other investments	1,873	Unappropriated retained earnings for the period	30,581
Less allowance for doubtful accounts	(3)	Net unrealized holding gains on securities	36,833
Less allowance for losses on overseas investments	(11,567)	Treasury stock	(698)
		Total Shareholders' Equity	176,906
Total Assets	248,903	Total Liabilities and Shareholders' Equity	248,903

Non-consolidated Statement of Income for the Third Quarter
(From January 1, 2005, to September 30, 2005)

(Millions of yen)

		Account title	Amount	
Ordinary Income and Expenses	Operating Income and Expenses	Operating revenues		
		Net sales		53,693
		Operating expenses		
		Cost of sales	32,985	
		Exploration expenses	2,592	
		Exploration expenses	2,646	
		Exploration subsidy	(54)	
		Selling, general and administrative expenses	11,172	46,749
		Operating income		6,943
	Other Income and Expenses	Non-operating income		
		Interest income	101	
		Dividend income	5,595	
		Oil and gas royalties earned	534	
		Other non-operating income	303	6,535
		Non-operating expenses		
		Interest expense	255	
		Provision for allowance for losses on overseas investments	389	
		Provision for accrued estimated cost of abandonment of wells	21	
		Other non-operating expenses	101	768
	Ordinary income			12,711
Extraordinary Income and Losses		Extraordinary income		
		Gain on sales of fixed assets	102	102
		Extraordinary losses		
		Impairment loss on fixed assets	275	275
Income before income taxes				12,537
Income taxes-current			1,438	
Income taxes-deferred			(214)	1,223
Net income for the period				11,313
Unappropriated retained earnings brought forward				20,640
Interim dividend				1,372
Unappropriated retained earnings for the period				30,581

Notes to the Non-consolidated Balance Sheets and the Statement of Income for the Third Quarter

1. Significant Accounting Policies

(1) Valuation basis and method for securities

1) Investment in stocks of subsidiaries and affiliates	Stated at cost determined by the moving-average method.

2) Other securities

Other securities with a determinable market value are stated at fair value on the balance-sheets date with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Other securities without a determinable market value are stated at cost.

Cost of securities sold is determined by the moving-average method.

(2) Valuation basis and method for inventories

1) Finished products	Stated at the lower of cost or market, cost being determined by the moving average method.
2) Consigned goods for petroleum refinery	Stated at cost determined by the moving-average method.
3) Raw materials and supplies	Stated at cost determined by the moving-average method.
4) Work in process	Stated at cost determined by the specific identification method.

(3) Depreciation method of fixed assets

1) Property, plant and equipment	The depreciation of property, plant and equipment is computed by the straight-line method. However, wells are depreciated to the residual value of substantially zero.
2) Intangible assets	The amortization of intangible assets is computed by the straight-line method. Computer software for internal use is amortized by the straight-line method over the estimated useful life (5 years).

(4) Deferred charges	Charged to income at actual disbursements.

(5) Accounting standards for reserves and allowances

1) Allowance for doubtful accounts	The allowance for doubtful accounts is provided for possible losses from bad debt at an amount estimated based on a loan-loss ratio for normal accounts, plus anticipated uncollectible amounts determined by reference to the collectibility of individual doubtful accounts.
2) Allowance for losses on overseas investments	The allowance for losses on overseas investments is provided for possible losses arising from investments in the development of natural resources at an amount determined by the Company with reference to the net worth of the investees and certain other factors.
3) Accrued employees' retirement benefits	The accrued employees' retirement benefits are provided at an amount considered to have accrued at the balance-sheets date, which is calculated based on the projected retirement benefit obligation and the fair value of the pension plan assets as of December 31, 2005, as adjusted for unrecognized actuarial gain or loss. Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 10 years, which is shorter than the average remaining years of service of the employees.
4) Accrued officers' retirement benefits	The accrued officers' retirement benefits are provided for possible payments at an amount that would be required to be paid in accordance with the Company's internal rules if all eligible directors and statutory auditors resigned their positions as of the balance-sheets date. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5) Accrued estimated cost of abandonment of wells	The accrued estimated cost of abandonment of wells is provided to cover the costs to be incurred upon the abandonment of wells at an estimated amount allocated over a scheduled period based on the Company's plan for the abandonment of such wells. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.
(6) Accounting for leases	Finance leases which are not deemed to transfer ownership of leased property to lessee are accounted for in the same manner as rental transactions.
(7) Accounting for hedging activities	
1) Hedge accounting	The preferential treatment is applied to interest rate swaps.
2) Hedging instruments and hedged items	
Hedging instruments:	Interest rate swaps
Hedged items:	Interest expense of borrowings
3) Hedging policy	The Company does not make speculative transactions under the policy of limiting its derivative transactions within the range of real demand.
4) Assessment of the effectiveness of hedging	The effectiveness assessment is omitted because interest rate swaps are qualified for preferential treatment.
(8) Accounting for consumption taxes	Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

2. Change in accounting policy

Accounting standard on the impairment loss of fixed assets	Pursuant to the "Accounting Standard on the Impairment loss of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for the Impairment loss of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for the Impairment loss of Fixed Assets" (Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003), which became applicable to the financial statements for the business year ended March 31, 2004, the Company has adopted the accounting standard and the implementation guideline, effective from the nine-month period ended September 30, 2005. As a result, income before income taxes for the third quarter under review decreased ¥275 million compared with the computation under the previous accounting method. The accumulated impairment loss was directly deducted from each of the relevant assets.

3. Monetary receivables due from and payables due to subsidiaries

Short-term monetary receivables due from subsidiaries	¥352 million
Long-term monetary receivables due from subsidiaries	¥394 million
Short-term monetary payables due to subsidiaries	¥4,920 million
Long-term monetary payables due to subsidiaries	¥9 million

4. Accumulated depreciation for property, plant and equipment ¥111,838 million

5. Balance of liabilities for guarantee ¥10,141 million

6. Assets pledged as collateral

Investments in securities	¥10,148 million
Property, plant and equipment	¥6,558 million

7. Net assets as stipulated in Article 124, Item 3, of the Commercial Code Enforcement Regulations	¥36,833 million
8. Sales to subsidiaries	¥905 million
9. Purchases from subsidiaries	¥1,399 million
10. Non-operating transactions with subsidiaries	¥27 million
11. Net income per share for the third quarter	¥37.09
12. Amounts less than one million yen are truncated.	

[Teikoku Oil Co., Ltd.]

Non-consolidated Balance Sheets for the Fiscal Year Ended December 31, 2004

(As of December 31, 2004)

(Millions of yen)

Assets	
Current assets	21,217
Cash and bank deposits	6,191
Accounts receivable-trade	8,421
Marketable securities	1,617
Finished products	2,493
Consigned goods for petroleum refinery	116
Work in process	264
Raw materials and supplies	875
Advance money	10
Accounts receivable-other	594
Deferred tax assets	152
Other current assets	480
Fixed assets	186,666
Property, plant and equipment	104,988
Buildings	6,733
Structures	67,939
Wells	1,153
Machinery and equipment	9,535
Vehicles and transportation equipment	7
Tools, furniture and fixtures	130
Land	7,768
Construction in progress	11,713
Wells in progress	7
Intangible assets	567
Mining rights	3
Rights of utilization	130
Software	316
Other intangible assets	117
Investments and other assets	81,110
Investments in securities	68,932
Investment in stocks of subsidiaries	21,454
Long-term loans receivable	1,162
Long-term prepaid expenses	13
Other investments	1,897
Less allowance for doubtful accounts	(3)
Less allowance for losses on overseas investments	(12,347)
Total Assets	207,883

Liabilities	
Current liabilities	22,278
Accounts payable-trade	2,188
Short-term debt	380
Current portion of long-term debt	3,245
Accounts payable-other	12,542
Income taxes payable	1,517
Business tax payable	13
Accrued expenses	1,940
Deposit received	242
Other current liabilities	206
Long-term liabilities	33,312
Long-term debt	12,379
Deferred tax liabilities	12,607
Accrued employees' retirement benefits	5,892
Accrued officers' retirement benefits	928
Accrued estimated cost of abandonment of wells	326
Other long-term liabilities	1,177
Total Liabilities	55,590
Shareholders' Equity	
Common stock	19,579
Capital surplus	11,225
Additional paid-in capital	11,222
Other capital surplus	2
Gain from disposal of treasury stock	2
Retained earnings	101,446
Legal reserves	3,401
Voluntary reserves	76,100
Reserve for exploration	6,790
Reserve for advanced depreciation of fixed assets	578
Special account reserve for advanced depreciation of fixed assets	130
Reserve for special depreciation	2,476
Reserve for losses on overseas investments	508
Reserve for exploration investments	5,915
General reserve	59,700
Unappropriated retained earnings	21,944
Net unrealized holding gains on securities	20,521
Treasury stock	(479)
Total Shareholders' Equity	152,293
Total Liabilities and Shareholders' Equity	207,883

[Teikoku Oil Co., Ltd.]

Non-consolidated Statement of Income for the Fiscal Year Ended December 31, 2004

From January 1, 2004, to December 31, 2004

(Millions of yen)

Account title			Amount	
Ordinary Income and Expenses	Operating Income and Expenses	Operating revenues		
		Net sales		66,246
		Operating expenses		
		Cost of sales	41,145	
		Exploration expenses	3,485	
		Exploration expenses	3,615	
		Exploration subsidy	(129)	
		Selling, general and administrative expenses	14,729	59,360
		Operating income		6,885
	Other Income and Expenses	Non-operating income		
		Interest income	126	
		Dividend income	2,706	
		Oil and gas royalties earned	584	
		Reversal of reserve for losses on overseas investments	371	
		Other non-operating income	408	4,197
		Non-operating expenses		
		Interest expense	319	
		Provision for accrued estimated cost of abandonment of wells	146	
		Other non-operating expenses	317	784
	Ordinary income			10,298
Extraordinary Income and Losses		Extraordinary income		
		Gain on sales of fixed assets	138	
		Reversal of allowance for doubtful accounts	8	147
Income before income taxes				10,446
Income taxes-current			1,970	
Income taxes-deferred			(526)	1,443
Net income				9,002
Unappropriated retained earnings brought forward				13,858
Interim dividend				915
Unappropriated retained earnings				21,944

Notes to the Non-consolidated Balance Sheets and the Statement of Income for the Fiscal Year Ended December 31, 2004

1. Significant Accounting Policies

(1) Valuation basis and method for securities

1) Investment in stocks of subsidiaries and affiliates	Stated at cost determined by the moving-average method.

2) Other securities

Other securities with a determinable market value are stated at fair value on the balance-sheets date with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Other securities without a determinable market value are stated at cost.

Cost of securities sold is determined by the moving-average method.

(2) Valuation basis and method for inventories

1) Finished products	Stated at the lower of cost or market, cost being determined by the moving- average method.
2) Consigned goods for petroleum refinery	Stated at cost determined by the moving-average method.
3) Raw materials and supplies	Stated at cost determined by the moving-average method.
4) Work in process	Stated at cost determined by the specific identification method.

(3) Depreciation method of fixed assets

1) Property, plant and equipment	The depreciation of property, plant and equipment is computed by the straight-line method. However, wells are depreciated to the residual value of substantially zero.
2) Intangible assets	The amortization of intangible assets is computed by the straight-line method. Computer software for internal use is amortized by the straight-line method over the estimated useful life (5 years).

(4) Deferred charges	Charged to income at actual disbursements.

(5) Accounting standards for reserves and allowances

1) Allowance for doubtful accounts	The allowance for doubtful accounts is provided for possible losses from bad debt at an amount estimated based on a loan-loss ratio for normal receivables, plus anticipated uncollectible amounts determined by reference to the collectibility of individual doubtful accounts.
2) Allowance for losses on overseas investments	The allowance for losses on overseas investments is provided for possible losses arising from investments in the development of natural resources at an amount determined by the Company with reference to the net worth of the investees and certain other factors.
3) Accrued employees' retirement benefits	The accrued employees' retirement benefits are provided at an amount calculated based on the projected retirement benefit obligation and the fair value of the pension plan assets as of December 31, 2004, as adjusted for unrecognized actuarial gain or loss. Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 10 years, which is shorter than the average remaining years of service of the employees.
4) Accrued officers' retirement benefits	The accrued officers' retirement benefits are provided for possible payments at an amount that would be required to be paid in accordance with the Company's internal rules if all eligible directors and statutory auditors resigned their positions as of the balance-sheets date. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5) Accrued estimated cost of abandonment of wells	The accrued estimated cost of abandonment of wells is provided to cover the costs to be incurred upon the abandonment of wells at an estimated amount allocated over a scheduled period based on the Company's plan for the abandonment of such wells. This reserve is as stipulated in Article 43 of the Commercial Code Enforcement Regulations.
(6) Accounting for leases	Finance leases which are not deemed to transfer ownership of leased property to lessee are accounted for in the same manner as rental transactions.
(7) Accounting for hedging activities	
1) Hedge accounting	The preferential treatment is applied to interest rate swaps.
2) Hedging instruments and hedged items	
Hedging instruments:	Interest rate swaps
Hedged items:	Interest expense of borrowings
3) Hedging policy	The Company does not make speculative transactions under the policy of limiting its derivative transactions within the range of real demand.
4) Assessment of the effectiveness of hedging	The effectiveness assessment is omitted because interest rate swaps are qualified for preferential treatment.
(8) Accounting for consumption taxes	Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

2. Monetary receivables and payables with subsidiaries		
	Short-term monetary receivables due from subsidiaries	¥506 million
	Long-term monetary receivables due from subsidiaries	¥539 million
	Short-term monetary payables due to subsidiaries	¥6,211 million
	Long-term monetary payables due to subsidiaries	¥9 million
3. Accumulated depreciation for property, plant and equipment		¥106,420 million
4. Advanced depreciation of property, plant and equipment during the year under review		¥13 million
5. Balance of liabilities for guarantee		¥9,192 million
6. Assets pledged as collateral		
	Investments in securities	¥10,713 million
	Property, plant and equipment	¥7,489 million
7. Net assets as stipulated in Article 124, Item 3, of the Commercial Code Enforcement Regulations		¥20,521 million
8. Sales to subsidiaries		¥865 million
9. Purchases from subsidiaries		¥1,737 million
10. Non-operating transactions with subsidiaries		¥10 million
11. Net income per share		¥29.33

12. Amounts less than one million yen are truncated.

FY2006 semiannual Non-consolidated Balance Sheet

(As of September 30, 2005)

(Amounts less than million yen are rounded off)

Accounts	Amounts	Accounts	Amounts
(Assets)		**(Liabilities)**	
Current assets	**97,447**	**Current liabilities**	**23,377**
Cash and deposits	21,248	Accounts payable-other	1,162
Accounts receivable-trade	13,550	Accrued expenses	531
Marketable Securities	21,883	Income taxes payable	16,179
Prepaid expenses	82	Deferred tax liabilities	15
Prepayments	5,698	Advance received	5,442
Short-term loans receivable	33,051	Deposits received	46
Accounts receivable-other	1,742		
Other	189	**Long-term liabilities**	**26,165**
		Long-term debt	11,321
Fixed assets	**355,817**	Accrued employees' retirement benefits	952
(Tangible fixed assets)	**9,498**		
Buildings	5,306	Accrued officers' retirement benefits	425
Structures	66		
Machinery and equipment	0	Long-term accounts payable	13,440
Vehicles and transportation equipment	23	Long-term deposits received	26
		Total liabilities	**49,543**
Tools and fixtures	100		
Land	4,001	**(Shareholders' equity)**	
		Common stock	**29,460**
(Intangible assets)	**79**		
Other	79	**Capital surplus**	**62,402**
		Additional paid-in capital	62,402
(Investments and other assets)	**346,239**		
Investment securities	159,956	**Retained earnings**	**312,149**
Investments in subsidiaries	168,351	Legal reserve	7,365
Investments in capital	194	Voluntary reserves	263,451
Long-term loans receivable	11,703	Reserve for dividends	1,500
Long-term prepaid expense	33	Reserve for foreign exchange fluctuations	1,000
Deferred tax assets	184		
Recoverable accounts under production sharing	87,445	Reserve for loss on overseas investments	1,233
Other	1,995	General reserve	259,718
Less allowance for doubtful accounts	(662)	Unappropriated retained earnings	41,332
Less allowance for investments in exploration	(82,963)	**Unrealized holding loss on securities**	**(289)**
		Treasury stock	**(0)**
		Total shareholders' equity	**403,722**
Total assets	**453,265**	**Total liabilities and shareholders' equity**	**453,265**

FY2006 semiannual Non-consolidated Statement of Income

(For the six months ended September 30, 2005)

(Amounts less than million yen are rounded off)

Accounts			Amounts		
Ordinary income/loss	Operating income/loss	**Operational revenue**			
		Crude oil sales		18,966	
		Natural gas sales		101,266	120,232
		Operational expenses			
		Cost of crude oil sales	11,331		
		Cost of natural gas sales	31,379	42,711	
		Selling, general and administrative expenses		2,152	44,864
		Operating income			**75,368**
	Other income/loss	**Other income**			
		Interest income		626	
		Interest income on securities		179	
		Dividend income		1,815	
		Foreign exchange gains		1,207	
		Other		631	4,459
		Other expenses			
		Interest expense		196	
		Provision for allowance for investments in exploration		1,871	
		Other		82	2,150
	Ordinary income				**77,677**
Income before income taxes					**77,677**
Income taxes—current				42,831	
Income taxes—deferred				(83)	42,748
Net income					**34,929**
Retained earnings brought forward from previous year					6,403
Unappropriated retained earnings					**41,332**

1. Significant accounting policies

(1) Valuation method of securities

Investments in subsidiaries and affiliates	Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities	
With a determinable market value	Other securities with a determinable market value are stated at fair value based on the end of semiannual financial period with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving average method.
Without a determinable market value	Other securities without a determinable market value are stated at cost determined by the moving average method.

(2) Depreciation method of fixed assets

Tangible fixed assets	Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method.
Intangible assets	Intangible assets are amortized by the straight-line method. Software for internal use is being amortized over a period of five years.

(3) Basis for allowances

Accrued employees' retirement benefits	Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the semiannual period.
Accrued officers' retirement benefits	Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules. This allowance is allowances provided in Article 43 of Commercial Code Enforcement Regulations.
Allowance for doubtful receivable	The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties.
Allowance for investments in exploration	The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.

(4) Consumption tax	Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.
(5) Recoverable accounts under production sharing	Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account.

2. Changes in Accounting Policies

Accounting Standard for Impairment of Fixed Assets	Effective the six months period ended September 30, 2005, the Company has adopted the "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for Impairment of Fixed Assets" ("Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board on October 31, 2003"). This change had no effect for the six months period ended September 30, 2005.

3.	Monetary claims and liabilities to subsidiaries	
	Short-term monetary assets	¥7,103 million
	Long-term monetary assets	¥11,658 million
	Short-term monetary liabilities	¥17 million
	Long-term monetary liabilities	¥10 million
4.	Accumulated depreciation of tangible fixed assets	¥3,214 million
5.	Significant leasing assets not recognized on the balance sheet	
	26 electric computers under lease contracts	
6.	Pledged assets	
	Cash and deposits	¥8,610 million
7.	Outstanding balance of guarantee liabilities	¥107,930 million
8.	The amount specified by Clause 3, Article 124 of the Commercial Code Enforcement Regulations	¥235 million
9.	Trading volume with subsidiaries	
	Operational trading	¥6,968 million
	Non-operational trading	¥1,005 million
10.	Interim net income per share	¥18,194.20

FY2005 Non-consolidated Balance Sheet

(As of March 31, 2005)

(Amounts less than million yen are rounded off)

Accounts	Amounts	Accounts	Amounts
(Assets)		**(Liabilities)**	
Current assets	**74,722**	**Current liabilities**	**22,467**
Cash and deposits	24,802	Accounts payable-other	4,706
Accounts receivable-trade	15,207	Accrued expenses	480
Marketable securities	18,391	Income taxes payable	12,608
Prepaid expenses	77	Advance received	4,587
Deferred tax assets	11	Deposits received	84
Prepayments	97		
Short-term loans receivable	15,694	**Long-term liabilities**	**18,288**
Accounts receivable-other	308	Long-term debt	10,741
Other	131	Accrued employees' retirement benefits	870
Fixed assets	**343,255**	Accrued officers' retirement benefits	409
(Tangible fixed assets)	**9,640**	Long-term accounts payable	
Buildings	5,436	Long-term deposits received	6,205
Structures	69		62
Machinery and equipment	0	**Total liabilities**	**40,755**
Vehicles and transportation equipment	27		
		(Shareholders' equity)	
Tools and fixtures	104	**Common stock**	**29,460**
Land	4,001		
		Capital surplus	**62,402**
(Intangible assets)	**35**	Additional paid-in capital	62,402
Other	35		
		Retained earnings	**284,996**
(Investments and other assets)	**333,579**	Legal reserve	7,365
Investment securities	144,669	Voluntary reserves	225,709
Investments in subsidiaries	164,621	Reserve for dividends	1,500
Investments in capital	194	Reserve for foreign exchange fluctuations	1,000
Long-term loans receivable	17,265		
Long-term prepaid expenses	36	Reserve for loss on overseas investments	491
Deferred tax assets	53		
Recoverable accounts under production sharing	81,918	General reserve	222,718
		Unappropriated retained earnings	51,921
Other	6,552		
Less allowance for doubtful accounts	(631)	**Unrealized holding gain on securities**	**363**
Less allowance for investments in exploration	(81,100)	**Treasury stock**	**(0)**
		Total shareholders' equity	**377,222**
Total assets	**417,978**	**Total liabilities and shareholders' equity**	**417,978**

FY2005 Non-consolidated Statement of Income

(For the year ended March 31, 2005)

(Amounts less than million yen are rounded off)

		Accounts	Amounts		
Ordinary income/loss	Operating income/loss	**Operational revenue**			
		Crude oil sales		36,129	
		Natural gas sales		166,599	202,729
		Operational expenses			
		Cost of crude oil sales	22,589		
		Cost of natural gas sales	61,390	83,980	
		Selling, general and administrative expenses		5,193	89,173
		Operating income			**113,556**
	Other income/loss	**Other income**			
		Interest income		390	
		Interest income on securities		256	
		Dividend income		4,755	
		Other		1,025	6,427
		Other expenses			
		Interest expense		205	
		Provision for allowance for investments in exploration		4,595	
		Foreign exchange loss		1,929	
		Other		669	7,399
	Ordinary income				**112,584**
Income before income taxes					**112,584**
Income taxes—current				61,666	
Income taxes—deferred				152	61,819
Net income					**50,765**
Retained earnings brought forward from previous year					1,156
Unappropriated retained earnings at end of year					**51,921**

1. Significant accounting policies

(1) Valuation method of securities

Investments in subsidiaries and affiliates	Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities	
With a determinable market value	Other securities with a determinable market value are stated at fair value based on the end of financial period with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving average method.
Without a determinable market value	Other securities without a determinable market value are stated at cost determined by the moving average method.

(2) Depreciation method of fixed assets

Tangible fixed assets	Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method.
Intangible assets	Intangible assets are amortized by the straight-line method. Software for internal use is being amortized over a period of five years.

(3) Deferred assets	Deferred assets are charged to income as incurred.

(4) Basis for allowances

Accrued employees' retirement benefits	Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the fiscal year.
Accrued officers' retirement benefits	Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules. This allowance is allowances provided in Article 43 of Commercial Code Enforcement Regulations.
Allowance for doubtful receivable	The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties.
Allowance for investments in exploration	The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.

(5) Consumption tax	Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.
(6) Recoverable accounts under production sharing	Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account.

2. Monetary claims and liabilities to subsidiaries	
Short-term monetary assets	¥2,042 million
Long-term monetary assets	¥17,217 million
Short-term monetary liabilities	¥19 million
Long-term monetary liabilities	¥46 million
3. Accumulated depreciation of tangible fixed assets	¥3,070 million
4. Significant leasing assets not recognized on the balance sheet	
25 electric computers under lease contracts	
5. Collateralized assets	
Term deposit	¥8,200 million
6. Outstanding balance of guarantee liabilities	¥101,014 million
7. The amount specified by Clause 3, Article 124 of the Commercial Code Enforcement Regulations	¥716 million

8.	Trading volume with subsidiaries	
	Operational trading	¥15,863 million
	Non-operational trading	¥1,762 million
9.	Net income per share	¥26,717.47

Rule 802 Legend

"This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases."

EXHIBIT 4

Information about Business Integration with INPEX

This material provides information about the business integration between Teikoku Oil Co., Ltd. and INPEX Corporation. Teikoku Oil management would like to ask all the shareholders to vote for the business integration at an extraordinary shareholders' meeting to be held on January 31, 2006. Please also refer to the respective proxy statement.



For Further Resource Acquisition & Enhanced Shareholders' Value

TEIKOKU

Message from Management

We would like to thank all our shareholders for their understanding and support during the past years.

Teikoku Oil Co., Ltd. (hereafter "Teikoku") and INPEX Corporation (hereafter "INPEX") announced the business integration on November 5, 2005. The business integration is a highly strategic transaction to enhance Teikoku's presence as an oil and natural gas upstream company under increasingly fierce global competition. Teikoku's management firmly believes that the business integration will contribute to continuous increase in shareholders value.

Purpose and benefits of the business integration are demonstrated in this material. Teikoku's management would like to appreciate all the shareholders' understanding and voting for the transaction at an extraordinary shareholders' meeting to be held on January 31, 2006.



January, 2006

Rep. Director & President

Masatoshi Sugioka

Purpose of Business Integration with INPEX

The demand of oil and natural gas is growing rapidly due to economic growth led by the United States and China. Countries such as China and India are striving to secure upstream assets in the Middle East, Africa and Latin America. Major oil development companies are strengthening competitiveness through mergers and acquisitions, and competition for acquiring resources has become more intense than ever.

Under the competitive environment, Teikoku and INPEX believes that the business integration of the both companies will increase shareholder value through the following three benefits generated by the business integration. The integrated new company will establish a firm and competitive position in order to compete against global oil companies.

1 Well-balanced Asset Portfolio

First benefit of the business integration is the establishment of well-balanced asset portfolio through complementary domestic and overseas assets between Teikoku and INPEX.

Teikoku has strong presence in Japan with overseas operation mainly in Central/South America and Africa. INPEX operates primarily in foreign regions including Asia/Oceania, Middle East and Caspian Sea, owning high profile projects with large scale and expected high growth. Combining Teikoku's stable domestic business with INPEX's high growth overseas business will enable the integrated new company to secure both growth and stability.

Post-integration Interests in Major Assets



North Caspian Sea Block (Kashagan Oil Fields, etc.)
ACG Oil Fields
Azadegan Oil Fields
El Ouar I/II
West Bakr Block
Ohanet Block
Offshore Congo Block
ADMA Block (Umm Shaif /Lower /Upper Zakum Oil Fields, etc.)
ABK Block
Minami-Nagaoka
Sakhalin 1
South Natuna Sea Block B
Offshore Mahakam Block/ Attaka Unit
Berau Block (Tangguh unit)
Masela Block (Abadi)
North West Java Block
South East Sumatra Block
WA-10-L Block (Grifin)
WA-285-P Block (Ichthys)
JPDA03-12 Block (Bayu Undan)
Cuervito Block Fronterizo Block
East Guarico, Sanvi Guere Block
Block 18
Block 31
Offshore North Campos Frade Block
Albacora
Teikoku: In Production In Development Undeveloped (Discovered)
INPEX: In Production In Development Undeveloped (Discovered)
*In a governmental approval process for interests transfer

2 Strengthened Presence as a Global Independent Company

Second benefit of the business integration is the strengthened presence as a global independent company. The chart below demonstrates the combined total oil and gas proved reserves of approximately 1.8 billion BOE. The combined net production* will be 372 thousand BOE per day. Based on FY2004 financials, the combined asset will be approximately 1 trillion yen and the combined recurring profit will be approximately 280 billion yen. In addition, the combined market cap, as of December 15, 2005, is approximately 2.45 trillion yen. The business integration will generate the competitive scale company compared to global oil and gas companies.

Teikoku's management believes that the integrated new company will be able to increase shareholder value through increasing opportunities to access new projects, the government resource diplomacy to be leveraged, and strengthened presence as a global company.

* Net production is the total production volume relative to owned interests minus production volume attributable to domestic government.

Increase in Oil and Gas Proved Reserve



Crude Oil / Condensate / LPG
Natural Gas
BOE in millions
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,124
2,532
2,368
2,229
2,147
1,937
1,805
1,754
1,545
1,242
1,218
1,139
1,046
968
917
260
Statoil
Occidental
Anadarko
CNOOC
BG
Apache
New Company
Unocal
INPEX
Talisman
Kerr-McGee
Marathon
Amerada Hess
PTTEP
Woodside
Teikoku **

Source: Most recent publicly available financials (as of FY 12/2004, except for PTTEP (FY 12/2003) and INPEX (FY 3/2005) respectively; figures for the new company is a simple sum, assuming that integration of Teikoku and INPEX took place in FY2004)

Note : * Proved reserves are figures calculated in accordance with SEC regulations. Includes owned proportion of equity-method affiliates. Teikoku figures are based on company evaluations prepared in accordance with the abovementioned standards, as of 12/31/2004. INPEX figures based on DeGolyer & MacNaughton's deposit evaluation report.

** Includes reserves in a governmental approval process for interests transfer.

3 Enhanced Capability as an Operator

Third benefit of the business integration is enhanced capability as an operator. Teikoku's abundant operating experience domestically and overseas will be combined with INPEX's abundant technical knowledge developed through global operation with numerous oil majors and leading independent oil companies. The integrated new company will greatly expand technical capabilities as an oil and gas upstream company.

The integrated new company will have 700 technical staffs. It will also be able to effectively utilize operator capabilities and the technical research center, strongly driving the implementation of large operator projects such as those in Iran (Azadegan), Australia (Ichthys) and Indonesia (Abadi).

Teikoku		INPEX
Abundant operating experience domestically and overseas (over 60 years domestically, over 10 years in Venezuela, etc.) as an operator, and many engineers with high technological know-how with practical experiences.	+	Engineers and external negotiation experts who have acquired abundant technological knowledge and experience in acquiring and operating promising assets through cooperation with numerous oil majors, leading independent oil companies and national oil companies.
【Minami-Nagaoka, Venezuela, Egypt, etc.】		【Indonesia, Middle East, Australia, etc.】

Complementary / Synergy Effects

- Development of new, large-scale oil/gas fields
- Strengthening driving force of implementation of new operator projects
- 700 technical staffs (Teikoku 510 / INPEX 190)
- Utilizing the HQ Engineering Division, Technology Research Center, etc. to support global operating activities

Pro Forma Projection of Production Volume

The production volume of the integrated new company is expected to grow rapidly. Compared to the simple sum of FY2004 production volume of 372 thousand BOE, FY2009 production volume is expected to increase to 563 thousand BOE, or 8.7% CAGR (compounded annual growth rate) over five years.

Pro Forma Projection of Production Volume Post-integration



Caspian Coast / Other
Middle East
Japan
Asia / Oceania
CAGR 8.7% (FY2004 ~ FY2008)
(1,000 BOED)
600
550
500
450
400
350
300
250
200
150
100
50
0
372
563
FY2004
FY2005 (E)
FY2006 (E)
FY2007 (E)
FY2008 (E)
FY2009 (E)
Pro Forma



Process of Business Integration

The business integration will be implemented in two phases. The first phase is the establishment of a joint holding company in April 2006, subject to an approval at the extraordinary shareholders' meeting to be held on January 31, 2006. This will be followed by reorganization of overseas operations of both companies and Teikoku's domestic operation in order to effectively implement growth strategies.

The second phase is the merger among the holding company, Teikoku and INPEX to become a operating holding company, subject to shareholders' approval at an annual shareholders' meeting expectedly in June 2008.

Schedule (Expected)

January 31, 2006	Extraordinary Shareholders' Meeting
March 28, 2006	Delisting of Teikoku and INPEX
April 3, 2006	Establishment and listing of a holding company
June, 2008	Transition to an operating holding company



Current
Teikoku
INPEX
Overseas Operations
Domestic Operations
Overseas Operations
stock transfer
1st Phase (April, 2006)
Holding Company
Teikoku
INPEX
Overseas Operations
Domestic Operations
Overseas Operations
Further reorganization to realize growth strategies
Merger
2nd Phase (June, 2008)
Operating Holding Company
Teikoku
INPEX
Overseas Operations
Domestic Operations
New Operations

Pro Forma Financials

Based on FY2004 financials, the combined revenue is approximately 563 billion yen with operating profit of 282 billion yen, ordinary profit of 275 billion yen and net income of 86 billion yen. The combined total assets is 1.02 trillion yen with the simple sum market cap* of 2.45 trillion yen.

(JPY in 100 million)

FY2004	Teikoku	INPEX	Simple Sum
Revenue	840	4,786	5,626
Operating Profit	135	2,687	2,822
Ordinary Profit	165	2,586	2,751
Net Income	93	765	858
Total Assets	2,405	7,792	10,197
Market Cap*	4,717	19,774	24,491
Number of Employees	1,331	387	1,718

* As of December 15, 2005

Historical Financials of Teikoku and INPEX

(JPY in 100 million)

Teikoku	December 2002	December 2003	December 2004	December 2005 (First Half)
Revenue	736	785	840	498
Operating Profit	73	87	135	122
Ordinary Profit	107	112	165	141
Net Income	52	68	93	89
Total Assets	2,040	2,263	2,405	2,601

(JPY in 100 million)

INPEX	March 2003	March 2004	March 2005	March 2006 (First Half)
Revenue	2,015	2,188	4,786	3,106
Operating Profit	973	939	2,687	1,866
Ordinary Profit	701	948	2,586	1,806
Net Income	279	348	765	517
Total Assets	3,387	5,253	7,792	8,862

Overview of the Integrated New Company and INPEX

Overview of the Integrated New Company

Company Name	INPEX Holdings Inc. Japanese Name: Kokusai Sekiyu Kaihatsu Teiseki Holdings K.K.
Location	4-1-18 Ebisu Shibuyaku, Tokyo
Integration Method	Establish a holding company through stock transfer regime (To become an operating holding company through merger of a holding company, Teikoku and INPEX subject to an approval at an annual shareholders' meeting of the second fiscal year)
stock transfer Ratio	• 0.00144 holding company common shares for 1 Teikoku common share • 1 holding company common share for 1 INPEX common share • 1 holding company special class share for INPEX special class share
Major Board Members	Rep. Director & Chairman — Kunihiro Matsuo (Chairman of INPEX) Rep. Director — Akira Isono (Chairman of Teikoku) Rep. Director — Masatoshi Sugioka (President of Teikoku) Rep. Director & President — Naoki Kuroda (President of INPEX)
Listing Exchange	Tokyo Stock Exchange (1st Section)

Overview of INPEX

Location	4-1-18 Ebisu Shibuya-ku, Tokyo
Established	February 1966
Representative	Naoki Kuroda, Rep. Director & President
Capital	29,460 million yen (As of September 30, 2005)
Major Shareholders (As of September 30, 2005)	Minister of Economy and Industry 36.06% Japan Petroleum Exploration Co., Ltd. 13.37% Mitsubishi Corporation 9.88% Mitsui Oil Exploration Co., Ltd. 9.21% The Master Trust Bank of Japan, Ltd. (Trust Account) 3.03%

Q. What is the stock transfer?

- The stock transfer is the regime in which a company (or companies) establishes a 100% parent company.
- Teikoku and INPEX will establish INPEX Holdings. Shareholders of Teikoku and INPEX will exchange their shares in Teikoku and INPEX with shares in INPEX Holdings.
- As a result, shareholders of Teikoku and INPEX will become shareholders of INPEX Holdings on the stock transfer date (i.e. April 3, 2006).

Q. What is the stock transfer ratio?

- Teikoku shareholders will receive 0.00144 common shares in INPEX Holdings for 1 common share in Teikoku (or 1.44 common shares in INPEX Holdings for 1,000 common shares in Teikoku, a least trading unit).
- The stock transfer ratio provides Teikoku shareholders with approximately 19% premium based on three-month average share prices of both companies.
- INPEX shareholders will receive 1 common share in INPEX Holdings for 1 common share in INPEX.
- A special class shareholder will receive a special class share in INPEX Holdings for a special class share in INPEX.

Q. How was the stork transfer ratio determined?

- The stock transfer ratio was determined through discussion and negotiation by both companies taking into consideration the investigation of various professionals and the advice of financial advisors.
- Teikoku retained Goldman Sachs (Japan) Ltd. And INPEX retained J.P. Morgan Securities Asia Pte. as their financial advisors, respectively. The financial advisors analyzed the share price movements of the both companies, discounted cash flow (DCF) / net asset value (NAV) analysis and contribution analysis, etc. in considering the common stock transfer ratio.
- The stock transfer ratio was determined through discussion and negotiation by both companies considering the analysis and advice of the respective financial advisors and other various factors.
- Teikoku and INPEX obtained fairness opinions for the stock transfer ratio from respective financial advisors.

Q. Teikoku's 1,000 shares are to be exchanged with 1.44 shares of a holding company. Does this mean the value of my stake in Teikoku will decrease?

- The stock transfer ratio is demonstrated based on the number of shares of either company involved in the stock transfer. Receiving 1.44 shares in INPEX Holdings for 1,000 shares or one trading unit in Teikoku does not mean the value of the share in Teikoku decreases.
- The stock transfer ratio provides Teikoku shareholders with approximately 19% premium based on the average share price of Teikoku for the three-month period until the day before announcement, November 4th.

Q. How can I obtain the new shares?

- For Teikoku shares deposited in Japan Securities Depositary Center Inc., a shareholder does not need to take any action. A shareholder who physically has Teikoku shares needs to submit the shares to the stock transfer agent during the period from February 28, 2006 to March 31, 2006.

- The detailed procedure will be explained in the mail to be sent on February 27, 2006. The share certificates in INPEX Holdings will be delivered expectedly on May 26, 2006.

Q. How will my fractional shares be treated?

- INPEX Holdings will have the fractional share register stipulated in the Commercial Code (e.g. Article 220) for 0.01 fractional shares or any integral multiple thereof. For less than 0.01 fractional shares, cash will be paid by INPEX Holdings expectedly in late May, 2006.
- For example, if a shareholder owns 1,331 shares in Teikoku, 1.91 shares (1,331 shares multiplied by 0.00144 equals 1.91664 shares) in INPEX Holdings will be distributed. 0.91 shares will be recorded in the fractional share register. For 0.00664 fractional shares (i.e. less than 0.01 fractional shares), cash will be distributed to the shareholder.
- A shareholder may request purchase of the fractional shares (i.e. 0.91 shares) to INPEX Holdings. On the other hand, a shareholder may increase 0.91 shares to one share by adding 0.09 shares in a certain procedure which will be notified.

Q. Can I receive dividend for the period prior to the stock transfer?

- Annual dividend of 4.5 yen per share will be distributed to Teikoku shareholders in March 2005 for the fiscal year ending December 2005, subject to an approval at an annual shareholders' meeting.
- For the period from January to March 2006, dividend of 3 yen per share will be distributed to Teikoku shareholders.

Q. What is the special class share issued by a holding company to METI?

- The special class share will grant METI (Minister of Economy, Trade and Industry) a veto right over major corporate decisions such as appointment and removal of directors, disposition of all or part of the material assets, etc. , which is an equivalent right to the special class shares of INPEX.
- METI may execute the veto right only to the extent that it determines a proposed action or transaction will likely adversely affect the goal of efficiently securing a stable energy supply for Japan as a national flag company and other highly limited circumstances against Japan's national energy policy objectives.
- In other words, the veto right will defend the new company from a possible corporate raid by a foreign company against the national interests and/or from a speculative acquisition. On the other hand, the veto right can not be executed by the new company's management.
- The special class share issued by the new company will have the equivalent, highly transparent veto right, and will not inappropriately limit efficient and flexible implementation of the new company's management.



Press Conference, November 5, 2005

INPEX   TEIKOKU

Rule 802 Legend

"This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases."

Contact Information

Teikoku Oil Co., Ltd.

1-31-10 Hatagaya, Shibuya-ku, Tokyo

Japan 151-8565

TEL 81-3-3466-1237 (Legal Section)

FAX 81-3-3468-3510

Ticker: 1601

Website: http://www.teikokuoil.co.jp/

This material includes forward-looking statements based on the current assumptions and beliefs of Teikoku Oil Co., Ltd. currently available to the company. The descriptions in this material may be affected by various factors including any change in environment surrounding the company. Teikoku Oil Co., Ltd. has no obligation to update publicly and forward-looking statements.